Exhibit 2.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH NOT MATERIAL AND THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

PERRIGO COMPANY PLC

AND

ESTEVE HEALTHCARE, S.L.

Dated as of July 3, 2024

-i-

-ii-

EXHIBITS

Exhibit A	Milestone Payments
Exhibit B	Closing Memorandum
Exhibit C	Form of Transition Services Agreement
Exhibit D	Exit Tax Consolidation Agreement
Exhibit E	Seller’s Representations and Warranties
Exhibit F	Purchaser’s Representations and Warranties
Exhibit G	Seller Disclosure Schedules
Exhibit H	Purchaser Disclosure Schedules
Exhibit I	Form of Assignment Agreement and Bill of Sale
Exhibit J	Key Business Information
Exhibit K	Allocation Schedule

-iii-

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of July 3, 2024 (this “Agreement”), is by and between Perrigo Company plc, an Irish public limited company (“Seller”), and Esteve Healthcare, S.L., a Spanish sociedad limitada (“Purchaser” and, together with Seller, the “Parties”).

WHEREAS, Laboratoire HRA Pharma SAS, a French société par actions simplifiée and indirect wholly owned subsidiary of Seller (the “French Seller Entity”), holds:

A.

190,072,965 shares, representing one hundred percent (100%) of the outstanding equity interests (the “French Purchased Interests”) of HRA Pharma Rare Diseases SAS, a French société par actions simplifiée (the “French Purchased Entity”);

B.

1,000 shares, representing one hundred percent (100%) of the outstanding equity interests (the “Spanish Purchased Interests”) of HRA Pharma Iberia, S.L., a Spanish sociedad limitada (the “Spanish Purchased Entity”);

C.

8 shares, representing one hundred percent (100%) of the outstanding equity interests (the “German Purchased Interests”) of HRA Pharma Deutschland GmbH, a German Gesellschaft mit beschränkter Haftung (the “German Purchased Entity”);

D.

a quota having a nominal value of EUR 10,000 and representing one hundred percent (100%) of the outstanding equity interests (the “Italian Purchased Interests”) of HRA Pharma Italia S.r.l., an Italian società di responsabilità limitata (the “Italian Purchased Entity”);

E.

100 shares, representing one hundred percent (100%) of the outstanding equity interests (the “Belgian Purchased Interests”) of HRA Pharma Benelux SPRL, a Belgian société privée à responsabilité limitée (the “Belgian Purchased Entity”); and

F.

961,030,300 shares, representing one hundred percent (100%) of the outstanding equity interests (the “UK Purchased Interests” and together with the French Purchased Interests, the Spanish Purchased Interests, the German Purchased Interests, the Italian Purchased Interests and the Belgian Purchased Interests, the “European Purchased Interests”) of HRA Pharma UK & Ireland Ltd., a limited company incorporated and existing under the laws of England and Wales (the “UK Purchased Entity” and together with the French Purchased Entity, the Spanish Purchased Entity, the German Purchased Entity, the Italian Purchased Entity and the Belgian Purchased Entity, the “European Purchased Entities”);

WHEREAS, the French Seller Entity and the French Purchased Entity entered into a loan agreement dated July 1, 2019 for a principal amount of EUR 31,000,000 (such loan agreement, the “Intercompany Loan” and the French Sellers’s contractual position (including all rights therefrom) under such loan agreement, the “Purchased Loan Rights”);

WHEREAS, HRA Pharma America, Inc., a Delaware corporation and indirect wholly owned subsidiary of Seller (the “U.S. Seller Entity”), holds one hundred percent (100%) of the outstanding equity interests (the “U.S. Purchased Interests”) of HRA Pharma Rare Diseases America, LLC, a Delaware limited liability company (the “U.S. Purchased Entity” and together with the European Purchased Entities, the “Purchased Entities”);

WHEREAS, HRA-Pharma Switzerland Sàrl, a Swiss société à responsabilité limitée and indirect wholly owned subsidiary of Seller (the “Swiss Seller Entity” and together with the French Seller Entity and the U.S. Seller Entity, the “Seller Entities”), holds the Specified Marketing Authorizations;

WHEREAS, on April 24, 2024 (the “Put Option Date”), Purchaser delivered to Seller a written, binding and irrevocable offer regarding the acquisition of the Purchased Interests, the Purchased Loan Rights and the Specified Marketing Authorizations from the applicable Seller Entities (the “Put Option”);

WHEREAS, following the due information and consultation of the relevant employee representative bodies in accordance with applicable Laws and the terms of the Put Option, Seller having executed the Put Option has, on June 26, 2024, accepted the offer delivered by Purchaser; and

WHEREAS, on the terms and subject to the conditions set forth herein, the applicable Seller Entity shall sell, assign, transfer and convey to Purchaser (or to the Designated U.S. Purchaser, the Designated MAO or the Designated MAH, as applicable), and Purchaser (or the Designated U.S. Purchaser, the Designated MAO or the Designated MAH, as applicable) shall purchase and acquire from the applicable Seller Entity, all of such Seller Entity’s right, title and interest in and to the European Purchased Interests, the Purchased Loan Rights, the U.S. Purchased Interests and the Specified Marketing Authorizations, as applicable, and Purchaser shall assume the Specified Liabilities (the “Transaction”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants, and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the meanings set forth below:

“Adjustment Amount” means (a) the Working Capital minus (b) the Target Working Capital.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise; provided that, from and after the Closing, (a) none of the Purchased Entities shall be considered an Affiliate of Seller or any of its Affiliates, and (b) none of Seller or its Affiliates shall be considered an Affiliate of any Purchased Entity.

“Antitrust Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade.

“Antitrust Approvals” means any Regulatory Approval required by Antitrust Laws.

“Applicable Transition Period” means the period beginning on the Closing Date and ending, unless earlier terminated in accordance with Section 5.7(d), on: (a) with respect to the use of Combination Marks on Product Materials, the date that is six (6) months following the Closing Date; (b) with respect to the use of Perrigo Marks other than Combination Marks on Product Materials or in the corporate name or registered trade name of a Purchased Entity whose corporate name or registered trade name, as applicable, incorporates a Perrigo Mark as of immediately prior to Closing, six (6) months following the Closing Date; (c) with respect to Combination Domains, six (6) months following the Closing Date; and (d) with respect to the use of Perrigo Marks on preexisting signage, websites and materials other than Product Materials and corporate names, six (6) months following the Closing Date; provided that such periods described in clauses (a) or (b) of this definition shall be extended for one or more additional one-month periods (unless otherwise agreed by the Parties) on a product-by-product, use-by-use and jurisdiction-by-jurisdiction basis only with (subject to the last sentence of this definition) Seller’s prior written consent, which consent will not be unreasonably withheld if and to the extent (x) such extension(s) are reasonably necessary due to the Purchased Entities’ failure to obtain regulatory approval or an amended or new marketing authorization required under applicable Law for the removal and replacement of a Perrigo Mark with respect to, as applicable, Product Materials, corporate names or registered trade names, despite the applicable Purchased Entities having used all commercially reasonable efforts to obtain such regulatory approval or marketing authorization, as applicable, as soon as reasonably possible following the Closing, and (y) at least ten (10) days prior to the expiration of the relevant Applicable Transition Period (as extended), Purchaser gives notice to the Seller evidencing that the conditions for such additional one-month extension periods have been satisfied. The Parties agree that Seller may not withhold its consent to extend such periods described in clauses (a) or (b) of the foregoing sentence (on a product-by-product, use-by-use and jurisdiction-by-jurisdiction basis) up and until a date that is on or prior to the date falling twelve (12) months following the Closing, as applicable, if the conditions in the foregoing clauses (x) and (y) are fulfilled with respect thereto, and if Purchaser has complied with its obligations under Section 5.7(e).

“Approval” means the approval, authorization, or consent (expressed or implied) of, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity.

“Assignment Agreement and Bill of Sale” means the assignment and assumption agreement and bill of sale substantially in the form of Exhibit I, which will be executed by the Swiss Seller Entity, the French Seller Entity, Purchaser and the Designated MAO, providing for the transfer of the Specified Marketing Authorizations and the Purchased Loan Rights, and the assumption by Purchaser of the Specified Liabilities, in accordance with and subject to the terms of this Agreement.

“Balance Sheet Date” means January 31, 2024.

“Base Purchase Price” means one hundred and ninety million Euros (€190,000,000).

“Business” means, subject to the following sentence, the business, operations, products, services, and activities of the business of Seller known as “Rare Diseases”, which consists of a portfolio of orphan endocrine and oncologic therapeutics as conducted by the Seller and its Affiliates (including the Purchased Entities). Seller and Purchaser agree that the “Business” shall include only the business described in the immediately prior sentence, and not any other businesses, operations, products, services, or activities of Seller or any of its Subsidiaries (including, for the avoidance of doubt, the OTC Business) (collectively, the “Retained Businesses”).

“Business Day” means any day, other than a Saturday, Sunday, or day on which commercial banks are required or authorized to be closed in Paris, France, in New York, United States, or in Barcelona, Spain.

“Business Employee” means each individual listed on Section 1.1(a) of the Seller Disclosure Schedules which includes the following information: (i) employer entity for each individual; (ii) joining date (and, if applicable, acknowledged seniority in the event that this is different to the effective seniority); (iii) annual gross salary (both in cash and in kind and fixed and variable); and (iv) accrued paid time off. The list shall be updated no later than five (5) Business Days prior to the Closing Date to reflect changes, if any, on account of: (a) new hires and terminations prior to the Closing Date, in each case not in violation of Section 5.2(b); and (b) other changes agreed to by the Parties.

“Business Financial Information” means the (a) audited income statement information of the Business for the fiscal year ended December 31, 2022, (b) audited balance sheet information of the Business as of December 31, 2022, (c) income statement information of the Business for the six months ended June 30, 2023 (prepared with a limited review by the independent public accountants of Seller), (d) balance sheet information of the Business as of June 30, 2023 (prepared with a limited review by the independent public accountants of Seller), (e) the combined balance sheet information of the Business as of January 31, 2024, and (f) any notes to the foregoing financial statements.

“Business Material Adverse Effect” means any Event or combination of Events that has a material adverse effect on the business, financial condition, or results of operations of the Business and the Purchased Entities taken as a whole; provided that none of the following Events shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect: (a) general conditions and trends in the industries or businesses in which the Business or the Purchased Entities operate, including competition in any of the geographic areas in which the Business or the Purchased Entities operate; (b) general political, economic, business, monetary, financial or capital or credit market conditions or trends (including tariffs, exchange rates, interest rates, inflation or trade wars), including with respect to government spending, budgets and related matters; (c) any act of civil unrest, war or terrorism (including by cyberattack or otherwise), including an outbreak of hostilities involving the United States or any other country or the declaration by the United States or any other country or jurisdiction of a national emergency or war, or any escalation or worsening of any of the foregoing, or any action taken by any Governmental Entity in response to any of the foregoing, including sanctions or similar restrictions; (d) natural disasters or weather developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, epidemics, pandemics (including Covid-19), manmade disasters or acts of God; (e) the failure of the financial or operating performance of Seller or its Affiliates, including the Business or the Purchased Entities, to meet internal, Purchaser or analyst projections, forecasts or budgets for any period (provided that (x) the underlying facts causing such failure, to the extent not otherwise excluded by this definition, may be deemed to contribute to or be taken into account in determining whether there has been a Business Material Adverse Effect and (y) this clause (e) shall not be construed as implying that Seller is making any representation or warranty herein with respect to any internal, Purchaser or analyst projections, forecasts or budgets and no such representations or warranties are being made); (f) with respect to any Business Products, any determination by, or delay of a determination by, any Governmental Entity, or any panel or advisory body empowered or appointed thereby, or any indication that any such entity, panel or body will make any determination or delay in making any determination, with respect to the development, approvability, manufacturing, shipment, import or export, packaging, labeling, contents of package insert, prescribing information, risk management profile, chemistry, manufacturing and controls matters or pre-approval inspection matters relating to any Business Products, or any requirement relating to the results of any pre-clinical or clinical testing being conducted by or on behalf of the Purchased Entities, including any requirement to conduct further clinical trials or any delayed or accelerated launch of any product candidates of the Purchased Entities; (g) any matter set forth in the Seller Disclosure Schedules; (h) any action taken or omitted to be taken by or at the request or with the consent of Purchaser, or any failure to take actions due to Purchaser’s failure to consent thereto following the request of Seller; (i) compliance with applicable Law (including any Covid-19 Measures) (including the impact on or any loss of Business Employees, customers, suppliers, relationships with Governmental Entities or other business relationships resulting from any of the foregoing); (j) the execution, announcement, pendency, performance or consummation of this Agreement, the Transaction or the other transactions contemplated hereby, or the identity of Purchaser (including the impact on or any loss of Business Employees, customers, suppliers, relationships with Governmental Entities or other business relationships resulting from any of the foregoing); (k) changes in any Law (including any proposed Law) or GAAP or other applicable accounting principles or standard or any interpretations of any of the foregoing; or (l) any labor strike, slow down, lockout or stoppage, pending or threatened, against the Business or the Purchased Entities; provided that any adverse events, changes or effects resulting from the matters described in clauses (a), (b), (c), and (d) may be taken into account in determining whether there has been a Business Material Adverse Effect to the extent, and only to the extent, that they have a materially disproportionate effect on the Business and the Purchased Entities, taken as a whole, relative to similarly situated businesses in the industries in which the Business and the Purchased Entities operate (in which case only such incremental materially disproportionate effect may be taken into account in determining whether there has been a Business Material Adverse Effect).

“Business Intellectual Property” means the Intellectual Property owned by or licensed exclusively to the Purchased Entities as of the date of this Agreement.

“Business Products” means the Lysodren, Metyrapone and Ketoconazole HRA drugs (whether distributed under such names or other brand names).

“Cash” means an amount equal to the sum of, without duplication, (a) all cash, cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, checks, negotiable instruments, marketable securities and securities and brokerage accounts of the Purchased Entities (including, in each case, any accrued interest thereon), in each case, to the extent they can be converted into cash within a period of thirty (30) days and net of any conversion costs, commissions or fees, in each case of the Purchased Entities, plus (b) deposits in transfer, wires, drafts and checks in transit issued to or received by the Purchased Entities but not yet posted (net of any conversion costs, commissions or fees, and net of outstanding but uncleared wires, drafts and checks written or issued by the Purchased Entities), in the case of each of (a) and (b), as of the Cut-Off Time, such amounts calculated in a manner consistent with the Transaction Accounting Principles. For the avoidance of doubt, notwithstanding anything to the contrary herein, Cash shall include all cash remaining in the Purchased Entities after the settlement of intercompany accounts, including after the repayment of the Intercompany Loan, pursuant to Section 5.6 and Section 5.15. In no event shall Cash include any current asset item included within the definition of Working Capital.

“Closing Date” means the day on which Closing occurs in accordance with Section 2.3.

“Closing Purchase Price” means (a) the Base Purchase Price, plus (b) the Estimated Outstanding Intercompany Loan Balance, plus (c) the Estimated Cash, plus (d) the Estimated Adjustment Amount (which may be a positive or negative number), minus (e) the Estimated Indebtedness.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement or other agreement with a union, works council or other agency or representative body certified or recognized for the purpose of bargaining collectively on behalf of Business Employees.

“Consolidated Tax Return” means any Tax Return with respect to any federal, state, local, U.S. or non-U.S. income Taxes that are paid on an affiliated, consolidated, combined, unitary or similar basis and that includes one or more Purchased Entities, on the one hand, and Seller or any of its Affiliates (other than any of the Purchased Entities), on the other hand.

“Contamination” means the emission, discharge, or release of any Hazardous Material to, on, onto or into the environment.

“Contract” means any written contract, lease, license, commitment, loan or credit agreement, indenture, or agreement, other than any Seller Benefit Plan, any Collective Bargaining Agreement or any Permit.

“Covered Losses” means losses, liabilities, claims, fines, deficiencies, damages, payments (including those arising out of any settlement or Judgment relating to any Proceeding), penalties, charges, sanctions, surcharges, social security contributions, Taxes, interest, reasonable out-of-pocket attorneys’ and accountants’ fees, expenses and disbursements and all related Taxes (to the extent these are not recoverable) and expenses, in each case that are due and payable, including lost revenue or profit arising from a breach of Seller’s Representations and Warranties contained in Sections 9(a) to 9(d) and 13(a) of the Seller’s Representations and Warranties; provided that Covered Losses shall not include any consequential, special, incidental, indirect, punitive or similar damages whatsoever (including lost revenue or profits, diminution of value, or damages calculated on multiples of revenue, earnings or other metrics approaches) except: (a) to the extent such damages are awarded by a Judgment against, and paid by, an Indemnified Party pursuant to a Third Party Claim; and (b) with respect to the lost revenues or profit resulting from a breach of Seller’s Representations and Warranties contained in Sections 9(a) to 9(d) and 13(a) of the Seller’s Representations and Warranties.

“Covid-19” means SARS CoV-2 or Covid-19, and any evolutions thereof or related or associated epidemics, pandemics, or disease outbreaks.

“Covid-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, order, Proceeding, directive, guidelines, or recommendations promulgated by any Governmental Entity with jurisdiction over the Business.

“Cut-Off Time” means (a) 12:01 a.m. (Central European Time) on the Closing Date if the Closing takes place on the first day of a calendar month; or (b) 11:59 p.m. (Central European Time) on the Closing Date if the Closing takes place on the last day of a calendar month or on any other day which is not the first day of a calendar month.

“Designated MAH” means a company incorporated and validly existing under the laws of Switzerland which is designated by the Purchaser to be the acquiror and transferee of the right to hold the Specified Marketing Authorizations in accordance with the terms of this Agreement, as notified to the Seller.

“Designated MAO” means the Spanish sociedad limitada “Esteve Pharmaceuticals, S.A.U.” or any other Affiliate of the Purchaser designated by the Purchaser to be the acquiror and transferee of the legal and beneficial ownership of the Specified Marketing Authorizations in accordance with this Agreement (except for the right to hold the Specified Marketing Authorizations), as notified to the Seller no later than four (4) Business Days before the Closing Date.

“Designated U.S. Purchaser” means a U.S. corporate Affiliate of the Purchaser designated by the Purchaser to be the acquiror and transferee of the U.S. Purchased Interests, as notified to the Seller no later than four (4) Business Days before the Closing Date.

“[***]” means [***] (or any successor thereto).

“[***] Contract” means that certain [***] (as may be amended, modified or supplemented from time to time).

“[***] Receivables” means any accounts receivable of the Business arising from the [***] Contract or any successor thereto.

“Environmental Laws” means, collectively, any and all Laws and Judgments relating to Contamination or Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Event” means any event, fact, circumstance, development or occurrence taking place between the Put Option Date and the Closing Date.

“Excluded Taxes” means any liability, obligation or commitment for (i) any Taxes imposed on Seller or any of its Affiliates (other than the Purchased Entities), (ii) any amount required to be withheld under applicable Law by the Purchased Entities for any Pre-Closing Tax Period (including the portion of any Straddle Period ending on the Closing Date, as determined pursuant to Section 7.8) on account of Taxes attributable to a person or entity other than the relevant Purchased Entity, (iii) any Taxes imposed on the Purchased Entities for any Pre-Closing Tax Period (including the portion of any Straddle Period ending on the Closing Date, as determined pursuant to Section 7.8), (iv) any unpaid Taxes of any Person (other than a Purchased Entity) for which a Purchased Entity is liable as a transferee or successor as a result of an event or transaction occurring prior to the Closing, or pursuant to a Tax sharing agreement entered into prior to the Closing (but not including any Tax allocation, indemnity or sharing provisions contained in any agreement the primary purpose of which does not relate to Taxes), in each case, which Taxes relate to a Pre-Closing Tax Period, (v) any unpaid Taxes of any member of an affiliated, consolidated, combined or unitary group (other than any Purchased Entity) of which a Purchased Entity was a member on or prior to the Closing and for which a Purchased Entity is liable as a result of such membership under applicable Law, (vi) any Taxes imposed with respect to the Retained Businesses and the Prior Reorganization, (vii) any Transfer Taxes for which Seller is responsible pursuant to Section 7.11, and (viii) any Taxes and reasonable out-of-pocket costs and expenses (including reasonable tax and accounting expert fees, costs and disbursements) incurred in putting in place a “piste d’audit fiable” for the Pre-Closing Tax Period satisfying the requirements of French Tax Law. Notwithstanding anything herein to the contrary, Excluded Taxes shall not include, and Seller shall not be responsible or required to indemnify or hold harmless Purchaser or any Purchaser Indemnified Party for, any Taxes arising from, with respect to, or imposed in connection with, the fact that those Qualifying Intragroup Loans comply with the conditions set out in the definition of Qualifying Intragroup Loan (and not with the mere existence of such loans).

“Exit Tax Consolidation Agreement” means the exit tax consolidation agreement substantially in the form attached in Exhibit D to be entered into between the French Purchased Entity and Perrigo France Deux SAS, a French société par actions simplifiée (“Perrigo France Deux SAS”).

“FDI Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate foreign investments.

“Filings” means any registrations, applications, declarations, reports, submissions, or other filings with, or any notices to, any Person (including any third party or Governmental Entity).

“Former Business Employee” means (a) each individual who was an employee of a Purchased Entity and as of the Closing is no longer employed by a Purchased Entity or Seller or any of its Affiliates (other than a Purchased Entity), and (b) each individual who was an employee of Seller or its Affiliates (other than the Purchased Entities) who terminated employment prior to the Closing and primarily provided services to the Business as of immediately prior to his or her last day of employment.

“Fraud” means (a) with respect to a representation and warranty contained in this Agreement, an intentional and knowing misrepresentation by a Party in the making of a representation or warranty contained in this Agreement or in any other Transaction Document that constitutes fraud under French Laws; and (b) other than with respect to a representation or warranty contained in this Agreement, any intentional action or omission that constitutes fraud or willful misconduct (faute lourde) under French Laws.

“GAAP” means (a) in the case of the Business Financial Information, the Transaction Accounting Principles, the Sample Closing Statement and the definitions of Cash, Indebtedness and Working Capital, U.S. generally accepted accounting principles, consistently applied, and (b) in the case of the Purchased Entity Financial Information of each Purchased Entity, generally accepted accounting principles, consistently applied in the jurisdiction where such Purchased Entity has been incorporated.

“German Lease” has the meaning given to it in the Seller Disclosure Schedules.

“Governmental Entity” means any national, state, provincial, local, supranational, or foreign government or any court of competent jurisdiction, administrative agency or commission, regulatory body, or other national, state, provincial, local, supranational or foreign governmental authority or instrumentality.

“Hazardous Material” means any substance, pollutant, contaminant, material, waste and any other natural or artificial substance, preparation or article (whether in the form of a solid, liquid, gas or vapor) that is classified in any applicable Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, petroleum or petroleum products, radioactive materials and radon gas.

“Indebtedness” means an amount equal to the sum of, without duplication, the following obligations of the Purchased Entities, in each case as of the Cut-Off Time, such amount calculated in a manner consistent with the Transaction Accounting Principles: (a) the outstanding principal amount of any indebtedness for borrowed money (other than trade payables arising in the ordinary course of business), including all accrued but unpaid interest thereon, whether evidenced by bonds (other than surety bonds), debentures or notes (including all accrued but unpaid interest thereon) with any third party (other than the Seller or any of its Affiliates (including the Purchased Entities)); (b) the Outstanding Intercompany Loan Balance; (c) all obligations in respect of letters of credit, surety bonds or bank guarantees, in each case to the extent funds have been drawn and are payable thereunder; (d) any amounts (other than the Outstanding Intercompany Loan Balance) due to the Seller or to any of its Affiliates (other than to other Purchased Entities) under any intercompany facility agreements, intercompany payables or receivables or cash pooling agreements to the extent such amounts are outstanding and have not been settled or repaid pursuant to Section 5.6 (including, for the avoidance of doubt, any intercompany payables of the French Purchased Entity to Perrigo France Deux SAS in respect of Taxes of a tax consolidation group that includes these entities that have not been settled or repaid pursuant to Section 5.6); and (e) seventy-five percent (75%) of any amount due but unpaid under the Retention Awards; provided, however, that in no event shall Indebtedness include (i) any Liabilities repaid or extinguished pursuant to this Agreement in connection with the Closing (including any Liabilities in respect of intercompany balances or accounts to be settled pursuant to Section 5.6 and Section 5.15), (ii) any Liabilities in respect of Taxes, (iii) any Liabilities included within the definition of Working Capital or (iv) any Retained Liabilities.

“Intellectual Property” means intellectual property rights arising anywhere in any jurisdiction of the world, including in or with respect to any of the following: (a) patents and patent applications (including provisional applications), including reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof and utility models and design rights, (b) Marks, (c) copyrights, whether or not registered, copyright registrations and applications therefor, and all extensions, restorations, reversions and renewals thereof, and (d) information (including trade secrets, confidential data, clinical data, technical specifications, dossiers, pre-clinical and post-clinical test, safety and efficiency protocols, methods, techniques, know-how, formulations, manufacturing processes, and customer and supplier lists) that derives independent economic value, whether actual or potential, from not being known to third parties.

“IRS” means the United States Internal Revenue Service.

“Judgment” means any judgment, injunction, writ, order, or decree of any Governmental Entity or any arbitration tribunal.

“Knowledge” means, with respect to Seller, the actual knowledge of any Person listed in Section 1.1(b) of the Seller Disclosure Schedules, and, with respect to Purchaser, the actual knowledge of any Person listed in Section 1.1(a) of the Purchaser Disclosure Schedules.

“Law” means any national, state, provincial, local, supranational, or foreign law, statute, code, order, ordinance, rule, regulation or treaty (including any Tax treaty), in each case promulgated by a Governmental Entity, and with respect to any law relating to Taxes, any administrative interpretation thereof made and/or issued by any Taxing Authority.

“Liabilities” means all debts, liabilities, Taxes, costs, expenses, fees, guarantees, assurances, commitments, and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means any mortgage, lien, pledge, security interest, charge, easement, or similar encumbrance of any kind, other than restrictions on transfer arising under applicable securities Laws and licenses, covenants not to assert and similar rights granted with respect to Intellectual Property.

“Marks” means any trademark, service mark, trade dress, trade name, corporate name, business name, brand name, slogan, logo, domain name or any similar designation of source of origin, in each case, whether or not registered, together with all common law rights in any of the foregoing, all registrations and applications for registration of any of the foregoing, all reissues, extensions and renewals of any of the foregoing and all goodwill symbolized by any of the foregoing.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Offer Employee” means the individuals listed on Section 1.1(c) of the Seller Disclosure Schedules which includes the following information: (i) employer entity for each individual; (ii) joining date (and, if applicable, acknowledged seniority in the event that this is different to the effective seniority); (ii) annual gross salary (both in cash and in kind and fixed and variable); and (iii) accrued paid time off. The list shall be updated no later than five (5) Business Days prior to the Closing Date to reflect changes, if any, on account of: (a) terminations prior to the Closing Date not in violation of Section 5.2(b); and (b) other changes agreed to by the Parties.

“OTC Business” means the business conducted by certain of the Purchased Entities prior to the Closing known as “Over the Counter” or “OTC”, which consists of a portfolio of therapeutics that can be sold without prescription.

“Outstanding Intercompany Loan Balance” means an amount equal to the outstanding balance of the Intercompany Loan (including all accrued but unpaid interest thereon) as of the Cut-Off Time, such amount calculated in a manner consistent with the Transaction Accounting Principles.

“Permits” means permits, approvals, authorizations, consents, licenses, registrations or certificates issued or granted by any Governmental Entity.

“Permitted Liens” means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies (x) that are not yet due and payable or (y) that are being contested in good faith by appropriate Proceedings and, in the case of this clause (y), for which an adequate reserve has been established and reflected in the Business Financial Information or Purchased Entity Financial Information; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law in the ordinary course of business; (c) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (d) with respect to real property, (i) defects or imperfections of title; (ii) easements, declarations, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances affecting title to real estate; (iii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions; and (iv) Liens not created by Seller or any of its Subsidiaries that affect the underlying fee interest of any leased real property, including master leases or ground leases and any set of facts that an accurate up-to-date survey would show; provided, however, that with respect to this clause (d), any such item does not materially interfere with the ordinary conduct of the Business or materially impair the continued use and operation of such real property for the purpose for which it is used as of immediately prior to the Closing; (e) Liens set forth in the governing documents of any Person; (f) Liens set forth in the Seller Disclosure Schedule; (g) Liens deemed to be created by any of the Transaction Documents; and (h) Liens which will be released at or prior to the Closing.

“Perrigo Marks” means the Marks of Seller or any of its Affiliates (other than the Purchased Entities), and any Marks that incorporate or include the words “PERRIGO” or “HRA”, in each case, together with any translations, transliterations, variations or derivatives of any of the foregoing, or any Marks confusingly similar thereto, in any form or format, either alone or in combination with other words or elements. For the avoidance of doubt, “Perrigo Marks” include Combination Marks and Combination Domains.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity, or other entity.

“Personal Information” means any information that identifies or could reasonably be used to identify using reasonably available information, a natural Person, and that is protected under applicable privacy Laws, including “protected health information,” as defined under the Health Insurance Portability and Accountability Act (as amended).

“Portuguese Branch” means HRA Pharma Iberia SL, Sucursal Em Portugal, a sociedade limitada.

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Prior Reorganization” means the actions, transactions, acquisitions, disposals, assignment and/or transfers (by way of universal succession or otherwise) of rights, assets, Liabilities, Contracts, Intellectual Property, Permits or employees carried out by the Seller or its Affiliates (including any of the Purchased Entities) before the Closing to separate the Retained Businesses from the Business, including any preparatory actions to the foregoing and any actions taken by the Seller or any of its Affiliates under Section 5.6(a).

“Proceeding” means any judicial, administrative, or arbitral action, suit, claim, litigation, prosecution, judicial or administrative proceeding by or before any Governmental Entity or arbitration court of any nature whatsoever, including with respect to civil, commercial, administrative, regulatory, labor, social security or Intellectual Property matters.

“Product Materials” means, with respect to a Business Product marketed and sold as part of the Business under a Combination Mark as of the Closing, (i) stocks of promotional materials, including all website content, used to market such pharmaceutical product under a Combination Mark, and (ii) the labels and other written or printed media placed upon the containers, wrappers or packaging inserts utilized with or for such pharmaceutical product, and the prescribing information or instructions approved by an applicable Governmental Entity with appropriate jurisdiction for use for such pharmaceutical product, in each case of (i) and (ii), that incorporate or display a Combination Mark and are either held by the Purchased Entities as of the Closing, or that are produced during the Applicable Transition Period with respect thereto in accordance with Section 5.7.

“PSC” means any individual that has significant control over the UK Purchased Entity by virtue of meeting one or more of the specified conditions set out in Schedule 1A of the Companies Act 2006 in relation to the UK Purchased Entity.

“PSC Register” means the register that the UK Purchased Entity is required to keep under section 790M of the Companies Act 2006 of its Registrable PSCs and Registrable RLEs.

“Purchased Entity Benefit Plan” means each Seller Benefit Plan that is (a) sponsored or maintained solely by one or more Purchased Entities for the benefit of the Business Employees, or (b) entered into solely between the Seller or any of its Affiliates (including a Purchased Entity) and any Business Employee or other current service provider of the Business, in each case excluding any Retention Awards.

“Purchased Entity Employee” means any individual who is employed by a Purchased Entity immediately prior to the Closing (whether active or inactive).

“Purchased Entity Financial Information” means (a) the unaudited trial balances of each of the Purchased Entities and the Portuguese Branch as of January 31, 2024 and (b) the unaudited income statement of each of the Purchased Entities and the Portuguese Branch for the fiscal year ended December 31, 2023.

“Purchased Interests” means, collectively, the European Purchased Interests and the U.S. Purchased Interests.

“Purchaser Disclosure Schedules” means the Purchaser Disclosure Schedules dated as of the Put Option Date and attached hereto as Exhibit H.

“Purchaser Fundamental Representations” means, collectively, the representations and warranties contained in Section 1 (Organization and Standing), Section 2 (Authority; Enforceability) and Section 8 (Brokers) of the Purchaser’s Representations and Warranties.

“Purchaser Material Adverse Effect” means any event, change or effect that, individually or in the aggregate, materially impairs, hinders, or delays the ability of Purchaser and its Affiliates to perform their obligations under this Agreement and the other Transaction Documents or to consummate the transactions contemplated hereby and thereby.

“Purchaser’s Representations and Warranties” means, collectively, the representations and warranties contained in Exhibit F.

“Qualifying Intragroup Loan” means a loan that satisfies the following conditions: (i) is entered into between Purchased Entities; (ii) the maturity is of six (6) months; (iii) the principal amount exceeds one million euro (€1,000,000) or an amount equivalent; and (iv) the interest rate is (A) 5.10% per annum for loans denominated in EUR; (B) 6.35% per annum for loans denominated in GBP; and (C) 6.6% per annum for loans denominated in USD, in each case, plus/less 10 basis points as reasonably determined by the Seller.

“R&W Insurance Policy” means the representations and warranty insurance policy obtained by Purchaser in connection with the Transaction.

“Registered Business IP” means any and all patents, registered copyrights and registered trademarks, and any pending applications for the foregoing, together with any domain names, in each case, that are owned by any of the Purchased Entities.

“Registrable” in respect of a PSC or RLE means a PSC or RLE that is registrable in relation to the UK Purchased Entity in accordance with section 790C(4) or 790C(8) of the Companies Act 2006 respectively.

“Regulatory Approvals” means the Approvals from Governmental Entities that are required under applicable Law (including pursuant to any Antitrust Law and FDI Laws) to permit the consummation of the Transaction and the other transactions contemplated by this Agreement.

“Representatives” of a Person means such Person’s Affiliates and any officer, director or employee of such Person or its Affiliates or any investment banker, attorney, accountant or other advisor or representative of such Person or its Affiliates.

“Retained Businesses” has the meaning set forth in the definition of “Business”.

“Retained Liabilities” means any and all Liabilities (other than Taxes) incurred or suffered by any of the Purchaser Indemnified Parties to the extent arising out of (a) the Retained Businesses (including the OTC Business), (b) the Prior Reorganization, or (c) the German Lease and its termination or assignment in accordance with Section 5.17 (net of any rental payments, refunds or other income received after the Closing by the German Purchased Entity or any of its Affiliates arising out of the German Lease or a sublease of all or a portion of the premises that is the subject of the German Lease), in each case, whether or not accruing or arising prior to, on or after the Closing.

“Retention Awards” means any cash retention awards granted by Seller of any of its Affiliates to any Business Employees on or prior to the Closing.

“RLE” means a legal entity (as defined in section 790C(5) of the Companies Act 2006) that is a relevant legal entity (as defined in section 790C(6) of the Companies Act 2006) in relation to the UK Purchased Entity.

“Sale Process” means all matters relating to the sale of the Business and all activities in connection therewith, including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the sale of the Business or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the other Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” means any employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and any bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree health or life insurance, retirement, superannuation, gratuity, jubilee, provident fund, employment, severance, retention, termination, change in control, welfare, post-employment, profit-sharing, disability, health, vacation, sick leave benefits, fringe benefits or other benefit plan, program or arrangement, (a) that is sponsored, maintained, contributed to or required to be maintained or contributed to by Seller or any of its Affiliates (but excluding any such plan, program or arrangement mandated by or maintained solely pursuant to applicable Law or any Multiemployer Plan), in each case providing benefits to any Business Employee or other current service provider of the Business or (b) under which any Purchased Entity has any Liability or any obligation to contribute (whether direct or indirect actual or contingent).

“Seller Disclosure Schedules” means the Seller Disclosure Schedules dated as of the Put Option Date and attached hereto as Exhibit G, as may be amended, modified or supplemented by the Signing Disclosure Bring Down Letter and the Closing Disclosure Bring Down letter, pursuant to Article III.

“Seller Fundamental Representations” means, collectively, the representations and warranties contained in Section 1 (Organization and Standing), Section 2 (Purchased Entities; Capital Structure), Section 3 (Authority; Enforceability) and Section 21 (Brokers) of the Seller’s Representations and Warranties.

“Seller’s Representations and Warranties” means, collectively, the representations and warranties contained Exhibit E.

“Signing Disclosure Bring Down Letter” means the disclosure letter executed by the Seller and delivered to the Purchaser simultaneously with the execution of this Agreement (the receipt of which shall be acknowledged by the Purchaser) disclosing any event, fact or circumstance taking place between the Put Option Date and the date hereof that Seller has had Knowledge of, and that makes any of the Seller’s Representations and Warranties false, inaccurate and/or incomplete as of the date hereof (or, in the case of any of the Seller’s Representations and Warranties that are made as of a specific date, as of such date) and updating the Seller Disclosure Schedules accordingly; provided that such disclosure shall be made only to the extent necessary to qualify the Seller’s Representations and Warranties by events, facts or circumstances taking place after the Put Option Date.

“Specified Liabilities” means the Liabilities incurred by or imposed on the Seller Indemnified Parties to the extent arising out of any of the Specified Marketing Authorizations, in each case, accruing or arising only after the Closing.

“Specified Marketing Authorizations” means the marketing authorizations set forth on Section 1.1(e) of the Seller Disclosure Schedules.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, of which such first Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions; provided that, from and after the Closing, none of the Purchased Entities shall be deemed to be a Subsidiary of Seller or any of its Affiliates. For the avoidance of doubt, the Portuguese Branch shall not be considered a Subsidiary of a Purchased Entity for purposes of this Agreement, but references to the assets, liabilities, Business Employees, Contracts, Permits, Intellectual Property, Cash, Indebtedness, Working Capital, Proceedings, Purchased Entity Benefit Plans and Taxes allocated to, or relating to, the Business carried out by the Portuguese Branch shall be deemed to be assets, liabilities, Business Employees, Contracts, Permits, Intellectual Property, Cash, Indebtedness, Working Capital, Proceedings, Purchased Entity Benefit Plans and Taxes of, or payable by, the Spanish Purchased Entity.

“Target Working Capital” means €[***].

“Tax” means (a) all forms of taxation, whether direct or indirect, and including any income, profits, gains, net wealth, asset value, turnover, ad valorem, value added, excise, goods and services, property, sales, license, employment, social security, payroll, network, transfer, stamp, environmental, alternative and add-on minimum, severance, occupation, franchise, energy or other taxes and any statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, charges and levies in the nature of a tax, whenever and wherever imposed (and whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and (b) any penalty, fine, surcharge, interest, or addition to tax payable in relation to (a).

“Taxing Authority” means any Governmental Entity exercising authority for the administration, imposition, or collection of any Tax.

“Tax Proceeding” means any audit, examination, information request, contest, litigation, or other Proceeding with or against any Taxing Authority.

“Tax Return” means any return, notice, filing, election, declaration, report, claim for refund, form, information return or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Transaction Documents” means the Put Option, this Agreement, the Signing Disclosure Bring Down Letter, the Closing Disclosure Bring Down Letter, the Transition Services Agreement, the Assignment Agreement and Bill of Sale and the Exit Tax Consolidation Agreement.

“Transfer Tax” means any federal, state, provincial, county, local, U.S., non-U.S. and other sales, use, transfer (including real property transfer), registration, documentary, stamp, stamp duty, land, recording, conveyance or similar Taxes and related fees and costs imposed on or payable in connection with the sale and transfer of the European Purchased Interests, the U.S. Purchased Interests and the Specified Marketing Authorizations and the assumption of the Specified Liabilities contemplated by this Agreement; provided that “Transfer Tax” shall not include any VAT.

“VAT” means any value added Tax in accordance with the Council Directive of November 28, 2006 on the common system of value added tax (Directive 2006/112/EC) and any permitted derogations therefrom and/or any other Tax of a similar nature whether imposed in a member state of the European Union in substitution, or levied in addition to, such Tax or imposed elsewhere.

“VDR Storage Device” means any of the four (4) data room pen drives delivered by Datasite (two of which have been delivered to the Seller and two of which have been delivered to the Purchaser) containing all the information and documentation uploaded as of 5:00 p.m. (Central European Time) five (5) Business Days prior to the Put Option Date in the virtual data room named “Project Orchid” hosted by Datasite.

“Working Capital” means the net working capital of the Business, as of the Cut-Off Time, calculated by subtracting (a) the sum of the amounts as of such time for the current liability line items shown on the Sample Closing Statement for the Business (excluding any amounts relating to, or bad debt reserves in respect of, any [***] Receivable), from (b) the sum of the amounts as of such time for the current asset line items shown on the Sample Closing Statement for the Business (excluding any amounts relating to any [***] Receivable), in each case calculated in a manner consistent with the Transaction Accounting Principles; provided, however, that in no event shall Working Capital include (i) any amount included within the definition of Cash or Indebtedness, (ii) any Liabilities to be repaid or extinguished pursuant to this Agreement in connection with the Closing (including any Liabilities in respect of intercompany balances or accounts to be settled pursuant to Section 5.6 and Section 5.15), (iii) any income Tax asset or income Tax liability, (iv) any deferred Tax asset or deferred Tax liability, (v) any Tax liabilities arising from any action taken, transaction entered into or election made by Purchaser or any of its Affiliates (including the Purchased Entities) after the Closing, (vi) any Retained Liabilities or (vii) any [***] Receivables.

Section 1.2 Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section

Agreement	Preamble
Allocation Schedule	2.2
Belgian Purchased Entity	Recitals
Belgian Purchased Interests	Recitals
Cap	10.2(b)(ii)
Cash Incentive Compensation	6.7
Closing	2.3
Closing Disclosure Bringdown Letter	3.3
Closing Memorandum	2.3
Closing Statement	2.5(b)
Collected [***] Receivables	5.16
Combination Domains	5.7(b)
Combination Marks	5.7(b)
Confidential Business Information	5.3(b)
Confidentiality Agreement	5.3(a)
Current Representation	11.14(a)
Designated Person	11.14(a)
Dispute Notice	2.5(d)
Dispute Resolution Period	2.5(d)
[***] Statement	5.16
Electronic Signature Laws and Regulations	11.10(a)
Estimated Adjustment Amount	2.5(b)
Estimated Cash	2.5(b)
Estimated Indebtedness	2.5(b)
Estimated Outstanding Intercompany Loan Balance	2.5(b)

European Purchased Entities	Recitals
European Purchased Interests	Recitals
Final Upfront Purchase Price	2.5(f)
French Civil Code	11.7
French Purchased Entity	Recitals
French Purchased Interests	Recitals
French Seller Entity	Recitals
German Purchased Entity	Recitals
German Purchased Interests	Recitals
Indemnified Party	10.5(a)
Indemnified Tax Proceeding	7.5(a)
Indemnifying Party	10.5(a)
Independent Accounting Firm	2.5(d)
Intercompany Loan	Recitals
Italian Purchased Entity	Recitals
Italian Purchased Interests	Recitals
Key Business Information	5.4(a)
Milestone Payments	2.2
New Plans	6.2(c)
Old Plans	6.2(c)
Outside Date	9.1(b)
Outstanding [***] Receivable Balance	5.16
Parties	Preamble
Post-Closing Representation	11.14(a)
Post-Closing Statement	2.5(c)
Pre-Closing Business Liabilities	10.4(b)
Privileged Communications	11.14(b)
Purchased Entities	Recitals
Purchased Loan Rights	Recitals
Purchaser	Preamble
Purchaser 401(k) Plan	6.4
Purchaser Controlled Tax Proceeding	7.5(c)
Purchaser Covered Person	5.11(b)
Purchaser FSA Plan	6.5
Purchaser Indemnified Parties	10.2(a)
Purchaser-Filed Pre-Closing Tax Return	7.3(a)
Put Option	Recitals
Put Option Date	Recitals
Sample Closing Statement	2.5(a)
Seller	Preamble
Seller 401(k) Plans	6.4
Seller Controlled Tax Proceeding	7.5(b)
Seller Covered Person	5.11(a)
Seller Entities	Recitals
Seller FSA Plan	6.5
Seller Indemnified Parties	10.4(a)

Seller Insurance Policies	5.8
Shared Contract	2.6(b)
[***]	5.14
[***] License	5.14
Spanish Purchased Entity	Recitals
Spanish Purchased Interests	Recitals
Specified Date	9.1(b)
Specified Marketing Authorization Approval	2.6(a)
Straddle Period Tax Return	7.3(b)
Swiss Seller Entity	Recitals
Third Party Claim	10.5(a)
Transaction	Recitals
Transaction Accounting Principles	2.5(a)
Transferred FSA Balances	6.5
U.S. Purchase Price	7.10(a)
U.S. Purchased Entity	Recitals
U.S. Purchased Interests	Recitals
U.S. Seller Entity	Recitals
UK Purchased Entity	Recitals
UK Purchased Interests	Recitals
willful and material breach	9.2

ARTICLE II

PURCHASE AND SALE; CLOSING

Section 2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, (a) Seller shall cause (i) the French Seller Entity to sell, assign, transfer and convey to Purchaser all of its right, title and interest as of the Closing in and to the European Purchased Interests and the Purchased Loan Rights, (ii) the U.S. Seller Entity to sell, assign, transfer and convey to Purchaser, or if designated by the Purchaser in accordance with this Agreement, to the Designated U.S. Purchaser, all of its right, title and interest as of the Closing in and to the U.S. Purchased Interests, and (iii) subject to Section 2.6(a), the Swiss Seller Entity to sell, assign, transfer and convey to the Designated MAO all of its right, title and interest as of the Closing in and to the Specified Marketing Authorizations, except for the right to hold the Specified Marketing Authorizations which shall be assigned and transferred to the Designated MAH on behalf of the Designated MAO, and (b) Purchaser shall (i) purchase and acquire from the applicable Seller Entity, all of such Seller Entity’s right, title and interest as of the Closing in and to the Purchased Interests and the Purchased Loan Rights, and in case Purchaser has designated a Designated U.S. Purchaser, cause the Designated U.S. Purchaser to purchase and acquire all of the U.S. Seller Entity’s right, title and interest as of the Closing in and to the U.S. Purchased Interests, (ii) subject to Section 2.6(a), cause the Designated MAO to acquire the legal and beneficial ownership of the Specified Marketing Authorizations from the Swiss Seller Entity (except for the right to hold the Specified Marketing Authorizations), and (iii) subject to Section 2.6(a), cause the Designated MAH to acquire the right to hold the Specified Marketing Authorizations on behalf of the Designated MAO from the Swiss Seller Entity, in the case of each of the foregoing clauses (a) and (b), free and clear of all Liens other than Permitted Liens. For the avoidance of doubt, Purchaser shall be liable for all undertakings, covenants, agreements or obligations of any of Purchaser, the Designated U.S. Purchaser, the Designated MAH and the Designated MAO under this Agreement.

Section 2.2 Purchase Price. In consideration for the Purchased Interests, the Purchased Loan Rights and the Specified Marketing Authorizations and the other obligations of Seller pursuant to this Agreement, Purchaser shall (a) pay to Seller (i) the Final Upfront Purchase Price in cash paid in the manner set forth in Section 2.4 and Section 2.5, plus (ii) the milestone payments (if any) which shall be calculated and paid in accordance with the terms of Exhibit A hereto (the “Milestone Payments”); and (b) assume the Specified Liabilities in accordance with and subject to the terms of this Agreement. For purposes of the Transaction Documents and any documents used to effect the transfer of the Purchased Interests (i.e. transfer or assignment forms, agreements or notarial deeds) as set out in the Closing Memorandum), the allocation of the Final Upfront Purchase Price and any other items that are treated as additional consideration (including the Milestone Payments) amongst the Purchased Interests, the Purchased Loan Rights and the Specified Marketing Authorizations shall be made in accordance with Exhibit K (the “Allocation Schedule”).

Section 2.3 Closing Date. Subject to the satisfaction or waiver of the conditions precedent set out in Article VIII, the closing of the Transaction (the “Closing”) shall take place in accordance with the terms of the Closing Memorandum attached as Exhibit B hereto (the “Closing Memorandum”) on:

(a) the last day of the month in which notification of satisfaction or (where applicable) waiver of the last of the conditions set forth in Article VIII to be satisfied or waived takes place (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at such time), if the last day of the month in which such notification occurs is a Business Day; provided that where fewer than five (5) Business Days remain between such notification and the last day of the month, the Closing shall take place on the last Business Day of the following month;

(b) the first Business Day of the month following the month in which notification of satisfaction or (where applicable) waiver of the last of the conditions set forth in Article VIII to be satisfied or waived takes place (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at such time), if the last day of the month in which such notification occurs is not a Business Day; provided that where fewer than five (5) Business Days remain between such notification and the last day of the month in which such notification takes place, the Closing shall take place on the last Business Day of the following month; or

(c) such other time or date as may be agreed in writing between the Purchaser and the Seller.

Notwithstanding the provisions of Section 2.3(a) or Section 2.3(b), the Parties expressly agree that, unless otherwise agreed in writing between the Purchaser and the Seller, the Closing shall never take place on any day falling between and including July 16, 2024 and August 31, 2024, and if the Closing would otherwise have taken place between such dates pursuant to Section 2.3(a) or Section 2.3(b), the Parties agree that (i) unless otherwise agreed in writing between the Purchaser and the Seller, the Closing shall instead take place (x) if notification of satisfaction or (where applicable) waiver of the last of the conditions set forth in Article VIII to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at such time) takes place between and including June 24, 2024 and July 7, 2024, then the date that is five (5) Business Days following such date, (y) if notification of satisfaction or (where applicable) waiver of the last of the conditions set forth in Article VIII to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at such time) takes place between and including July 8, 2024 and July 13, 2024, then on July 15, 2024, or (z) if notification of satisfaction or (where applicable) waiver of the last of the conditions set forth in Article VIII to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at such time) takes place after July 13, 2024, then on the first Business Day after September 2, 2024 on which the last of the conditions set forth in Article VIII has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of those conditions at such time), and (ii) the condition set forth in Section 8.1(c) shall be deemed to have been irrevocably waived by Purchaser in all respects, with such irrevocable waiver effective as of, and from and after, the date that the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing) are first satisfied or (where applicable) waived, disregarding any delays to the Closing Date pursuant to this Section 2.3.

Section 2.4 Closing Deliveries. At the Closing, the Parties shall carry out all actions and deliver all documents as required from them in the Closing Memorandum. Except for any actions expressly identified in the Closing Memorandum as actions to be taken after the Closing Date (which actions shall be taken by the Parties after the Closing Date in accordance with the Closing Memorandum), all actions identified in the Closing Memorandum shall be deemed to take place simultaneously and as a single transaction so that the transactions governed by this Agreement and the Closing Memorandum shall not be deemed to have effect unless and until all such actions have been performed.

Section 2.5 Adjustment to Base Purchase Price.

(a) Section 2.5 of the Seller Disclosure Schedules sets forth a calculation of the Working Capital, Cash, Indebtedness and the Outstanding Intercompany Loan Balance, in each case, as of January 31, 2024 (the “Sample Closing Statement”), including the asset and liability line items included in the calculation of Working Capital, prepared in accordance with the accounting principles set forth on Section 2.5 of the Seller Disclosure Schedules (collectively, the “Transaction Accounting Principles”).

(b) At least three (3) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a closing statement (the “Closing Statement”) setting forth a good-faith estimate of (i) the Adjustment Amount (such estimate, the “Estimated Adjustment Amount”), (ii) Cash (such estimate, the “Estimated Cash”), (iii) Indebtedness (such estimate, the “Estimated Indebtedness”) and (iv) the Outstanding Intercompany Loan Balance (such estimate, the “Estimated Outstanding Intercompany Loan Balance”). The Closing Statement shall set forth the calculations of such amounts in a format consistent with the Sample Closing Statement and be prepared in accordance with the Transaction Accounting Principles, including the use of the same line-item categories (and specific line items within those categories) set forth on and used in the preparation of the Sample Closing Statement. The Estimated Adjustment Amount, the Estimated Cash, the Estimated Indebtedness and the Estimated Outstanding Intercompany Loan Balance shall be used to calculate the Closing Purchase Price to be paid by Purchaser to Seller at the Closing. Purchaser agrees that, following the Closing through the date that the Post-Closing Statement becomes final and binding in accordance with this Section 2.5, it will not take any actions with respect to any accounting books, records, policies or procedures on which the Sample Closing Statement or the Closing Statement is based, or on which the Post-Closing Statement is to be based, that are inconsistent with the ordinary course past practice of the Business (or of Seller or any of its Affiliates with respect to the Business) prior to the Closing or that would impede or delay the final determination of the Post-Closing Statement. Without limiting the generality of the foregoing, no changes shall be made (including any changes reflected in the Post-Closing Statement) in any reserve, accrual, Liability or provision existing in the January 31, 2024 balance sheet included in the Business Financial Information, except as a result of new events, facts or circumstances occurring after January 31, 2024 (and not existing on or prior to such date) and prior to the Cut-Off Time which justify such change in accordance with the Transaction Accounting Principles and, in such case only in a manner consistent with the past practice of the Business using the same accounting principles, procedures, policies, methods, categorizations, asset recognition bases, definitions, practices and techniques (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) that were actually used and applied in the preparation of the January 31, 2024 balance sheet included in the Business Financial Information.

(c) As promptly as reasonably possible and in any event within seventy-five (75) Business Days after the Closing Date, Purchaser shall prepare or cause to be prepared, and will provide to Seller, a written statement (the “Post-Closing Statement”), setting forth a good-faith calculation of the Adjustment Amount, Cash, Indebtedness and the Outstanding Intercompany Loan Balance. The Post-Closing Statement shall set forth in reasonable detail Purchaser’s calculations of such amounts in a format consistent with the Sample Closing Statement and shall be prepared in accordance with the Transaction Accounting Principles, including the use of the same line-item categories (and specific line items within those categories) set forth on and used in the preparation of the Sample Closing Statement.

(d) Within thirty (30) days following receipt by Seller of the Post-Closing Statement, Seller shall deliver written notice to Purchaser of any dispute Seller has with respect to the calculation, preparation or content of the Post-Closing Statement (the “Dispute Notice”); provided, however, that if Seller does not deliver any Dispute Notice to Purchaser within such thirty (30)-day period, the Post-Closing Statement will be final, conclusive and binding on the Parties. The Dispute Notice shall set forth in reasonable detail (i) any item on the Post-Closing Statement that Seller disputes and (ii) the correct amount of such item. Upon receipt by Purchaser of a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve any dispute set forth therein. If Purchaser and Seller fail to resolve any such dispute within thirty (30) days after delivery of the Dispute Notice (the “Dispute Resolution Period”), then Purchaser and Seller jointly shall appoint an independent accounting firm (the “Independent Accounting Firm”); provided that if Seller and Purchaser are unable to agree on the Independent Accounting Firm, then each of Seller and Purchaser shall select an internationally recognized independent accounting firm, and the two (2) firms will mutually select a third (3rd) internationally recognized independent accounting firm to serve as the Independent Accounting Firm. As promptly as practicable, and in any event not more than fifteen (15) days following the engagement of the Independent Accounting Firm, Purchaser and Seller shall each prepare and submit a presentation detailing such Party’s complete statement of proposed resolution of each issue still in dispute to the Independent Accounting Firm (and such presentation, and all other communications with the Independent Accounting Firm, will be simultaneously made or delivered to the other Party). Purchaser and Seller shall instruct the Independent Accounting Firm to, as soon as practicable after the submission of the presentations described in the immediately preceding sentence and in any event not more than twenty (20) days following such presentations, make a final determination of the appropriate amount of each of the line items that remain in dispute as indicated in the Dispute Notice (and that have not been thereafter resolved by written agreement of the Parties). With respect to each disputed line item, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by Seller or Purchaser, as applicable, in the Dispute Notice and the Post-Closing Statement, respectively. Notwithstanding the foregoing, the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to those line items that remain in dispute as indicated in the Dispute Notice (and that have not been thereafter resolved by written agreement of the Parties) and whether any disputed determinations of the Adjustment Amount, Cash, Indebtedness and the Outstanding Intercompany Loan Balance were properly calculated in accordance with the Transaction Accounting Principles and the provisions of this Agreement. All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne (x) by Purchaser in the proportion that the aggregate amount of the items submitted to the Independent Accounting Firm for resolution that are successfully disputed by Seller (as finally determined by the Independent Accounting Firm) bears to the aggregate amount of such items so submitted and (y) by Seller in the proportion that the aggregate amount of the items submitted to the Independent Accounting Firm for resolution that are unsuccessfully disputed by Seller (as finally determined by the Accounting Firm) bears to the aggregate amount of such items so submitted. All determinations made by the Independent Accounting Firm, and the Post-Closing Statement, as modified by the Independent Accounting Firm and to reflect any items resolved by written agreement of the Parties, will be final, conclusive, and binding on the Parties absent manifest error.

(e) For purposes of complying with the terms set forth in this Section 2.5, each of Seller and Purchaser shall reasonably cooperate with and make available to each other, the Independent Accounting Firm and each of their respective Representatives all information, records, data and working papers, in each case to the extent related to the Purchased Interests, the Specified Marketing Authorizations, the Specified Liabilities, the Business, or Purchased Entities, and shall permit access to its and their facilities and personnel, in each case as may be reasonably required in connection with the preparation, analysis and review of the Post-Closing Statement and the resolution of any disputes thereunder.

(f) The “Final Upfront Purchase Price” means (i) the Base Purchase Price, plus (ii) the Outstanding Intercompany Loan Balance, plus (iii) Cash, plus (iv) the Adjustment Amount (which may be a positive or negative number), minus (v) Indebtedness, as finally determined pursuant to Section 2.5(d).

(g) If the Closing Purchase Price shall exceed the Final Upfront Purchase Price, then Seller shall pay or cause to be paid an amount in cash equal to such excess to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller; or if the Final Upfront Purchase Price shall exceed the Closing Purchase Price, then Purchaser shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser. Any such payment is to be made within five (5) Business Days of the date on which the Adjustment Amount, Cash, Indebtedness and the Outstanding Intercompany Loan Balance are finally determined pursuant to this Section 2.5.

(h) The process set forth in this Section 2.5 shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the Working Capital, the Adjustment Amount, Cash, Indebtedness and the Outstanding Intercompany Loan Balance and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith; provided that nothing in this Section 2.5(h) shall prevent the Purchaser or any other Purchaser Indemnified Parties from bringing a claim for breach of the Seller’s Representations and Warranties under the R&W Insurance Policy.

Section 2.6 Specified Marketing Authorizations; Shared Contracts.

(a) Seller and Purchaser shall, and shall cause their respective Affiliates to, use reasonable best efforts to obtain, or cause to be obtained, at no cost to Purchaser or any of its Affiliates, any Approval required to sell, assign or transfer any Specified Marketing Authorization effective as of or as promptly as reasonably practicable following (but no earlier than) the Closing (a “Specified Marketing Authorization Approval”), including by making all such Filings required in respect of any Specified Marketing Authorization Approval as promptly as practicable and, in any case, no later than September 30, 2024 (or October 31, 2024 in the event that the Specified Marketing Authorization Approval can reasonably be expected to be obtained within two (2) months of the applicable Filings). If any such Specified Marketing Authorization Approval is not obtained prior to Closing, the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article VIII, and, with respect to any such Specified Marketing Authorization for which such Specified Marketing Authorization Approval has not been obtained, (i) Seller and Purchaser shall, and shall cause their respective Affiliates to, continue to use reasonable best efforts to obtain, or cause to be obtained such Specified Marketing Authorization Approval, including by Purchaser obtaining a new marketing authorization (including any re-registration) that enables Purchaser or one of the Purchased Entities to manufacture, distribute and market the applicable Business Products in the applicable jurisdictions (in which case, and if so requested by Purchaser, Seller shall be entitled to withdraw or terminate such Specified Marketing Authorization) and (ii) until the earlier of such time as such Specified Marketing Authorization Approval is obtained (or Purchaser has obtained such new marketing authorization or re-registration as contemplated by the immediately preceding clause (i)) and one (1) year following the Closing Date, (a) the Parties will cooperate and use reasonable best efforts to implement any arrangement reasonably acceptable to Purchaser and Seller intended to both (x) provide the Designated MAO, to the fullest extent practicable, the claims, rights and benefits of any such Specified Marketing Authorizations and (y) cause Purchaser to bear all costs and Liabilities relating to the Specified Marketing Authorizations arising from events, facts or circumstances occurring after the Closing Date in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement) except for those costs and Liabilities caused by Seller’s Fraud, (b) Seller shall, at Purchaser’s cost and expense in accordance with (a) above, comply with all relevant regulatory, pharmacovigilance and quality-related obligations arising from the fact that the Swiss Seller Entity will remain the formal holder of the Specified Marketing Authorizations, and (c) the Seller shall, or shall cause the Swiss Seller Entity to, in connection with products held under the Specified Marketing Authorizations, provide Purchaser with a monthly report of the inventory (including material, quantity, batch and expiry date information), a monthly reconciliation report of the sales in the Swiss territory, and a monthly report with the sales and the orders in the Swiss territory. In furtherance of the foregoing, from and after the Closing Date, Purchaser will promptly pay, satisfy, perform and discharge when due any Liability (including any liability for Taxes) relating to the Specified Marketing Authorizations arising from events, facts or circumstances occurring after the Closing Date and shall be responsible for all Specified Liabilities related thereto in accordance with this Agreement, except for those caused by Seller’s Fraud. Notwithstanding the foregoing, nothing in this Agreement shall be construed to require Seller or any of its Affiliates to launch any new product of the Business or to sell any quantity of the Business Products or initiate any marketing or promotional efforts with respect to any of the Business Products in any jurisdiction.

(b) Purchaser acknowledges that Seller and its Subsidiaries are parties to certain Contracts specified on Section 2.6(b) of the Seller Disclosure Schedules that do not exclusively relate to the Business but inure to the benefit or burden of both the Business and the Retained Businesses (each, a “Shared Contract”). With respect to each of the Shared Contracts, during the period prior to Closing, upon request by Purchaser, Seller shall reasonably cooperate with Purchaser and use its commercially reasonable efforts, to the extent within the control of Seller or its Subsidiaries and at no cost to Seller or any of its Affiliates, to assist Purchaser and the Purchased Entities in procuring services from the counterparty or counterparties to each such Shared Contract, which may include apportioning such Shared Contract or assisting Purchaser and the Purchased Entities with entering into a new agreement with such counterparty or counterparties, on the one hand, and Purchaser or one or more of the Purchased Entities, on the other hand, pursuant to which Purchaser and/or its Subsidiaries (including the Purchased Entities) will receive the applicable benefits currently available under such Shared Contract that relate to the Business and assume the related burdens and obligations; provided, however, that (i) in no event shall any Person be required to apportion, assign or amend, either in its entirety or in part, any Shared Contract that cannot be apportioned, assigned or amended by its terms without obtaining one or more Approvals and (ii) if any Shared Contract cannot be so apportioned, partially assigned by its terms or otherwise, or cannot be amended, without such Approval or Approvals, until the earlier of such time as such Approval or Approvals are obtained or two (2) years following the Closing Date, the Parties will cooperate and use commercially reasonable efforts to establish, at no cost to Seller or any of its Affiliates, an agency type or other similar arrangement reasonably satisfactory to Seller and Purchaser intended to both (x) provide Purchaser, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those parts that relate to the Business and (y) cause Purchaser to bear all costs and Liabilities related to a Shared Contract arising from events, facts or circumstances occurring after Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement) except for those caused by Seller’s Fraud. In furtherance of the foregoing, from and after the Closing Date, Purchaser will promptly pay, satisfy, perform and discharge when due any Liability (including any liability for Taxes) related to a Shared Contract arising from events, facts or circumstances occurring after the Closing Date except for those caused by Seller’s Fraud.

Section 2.7 Withholding. Purchaser (and any Affiliate or agent thereof) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the consideration payable pursuant to this Article II such Taxes as are required under the Code or any applicable Tax Law to be so deducted and withheld with respect thereto; provided, however, that Purchaser will notify Seller in writing of any such deduction or withholding at least ten (10) days before the Closing Date or the time such payment is otherwise due, as applicable, and will reasonably cooperate with Seller in obtaining any available exemption for, or reduction of, any such deduction or withholding. The Purchaser shall timely remit or cause to be timely remitted any deducted or withheld amounts to the applicable Governmental Authority and shall promptly provide Seller with copies of the appropriate receipts for such remittances. To the extent that any amounts are so deducted or withheld in accordance with the foregoing provisions of this Section 2.7 and timely paid over to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Section 3.1 Seller’s Representations and Warranties. Except as set forth in the Seller Disclosure Schedules, Seller hereby represents and warrants to Purchaser that each of the Seller’s Representations and Warranties is true, accurate and complete as of the date hereof and as of the Closing Date (or, in the case of Seller’s Representations and Warranties that are made as of a specific date, as of such date).

Section 3.2 No Other Representations or Warranties. Except for the Seller’s Representations and Warranties and any other representations and warranties of Seller or its Affiliates specifically set forth in any other Transaction Document, neither Seller nor any of its Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Seller, the Seller Entities, the Purchased Entities, or any of their respective Subsidiaries or Affiliates, the Purchased Interests, the Purchased Loan Rights, the Specified Marketing Authorizations, the Business or with respect to any other information provided, or made available, to Purchaser or any of its Affiliates or Representatives in connection with the Transaction and the other transactions contemplated by the Transaction Documents. Neither Seller nor any of its Affiliates, Representatives or any other Person has made any express or implied representation or warranty with respect to the prospects of the Business or its profitability for Purchaser, or with respect to any forecasts, projections or business plans or other information (including any Restricted Information (as defined in the Confidentiality Agreement)) delivered to Purchaser or any of its Affiliates or Representatives in connection with Purchaser’s review of the Business and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information. Except as expressly set forth in this Agreement or in any of the other Transaction Documents, neither Seller nor any of its Affiliates, Representatives or any other Person will have, or be subject to, any Liability or other obligation to Purchaser or any of its Affiliates or Representatives or any other Person resulting from the sale and purchase of the Purchased Interests, the Purchased Loan Rights or the Specified Marketing Authorizations or Purchaser’s use of, or the use by any of its Affiliates or Representatives of, any information, including information, documents, projections, forecasts, business plans or other material (including any Restricted Information (as defined in the Confidentiality Agreement)) made available to Purchaser, its Affiliates or Representatives in any virtual data room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Seller or any of its Affiliates or

Representatives, or Purchaser or its Affiliates or Representatives or any of Purchaser’s potential financing sources in connection with Purchaser’s financing activities with respect to the transactions contemplated by this Agreement. Each of Seller and its Affiliates disclaims any and all representations and warranties, whether express or implied, except for the Seller’s Representations and Warranties and any other representations and warranties of Seller or its Affiliates contained in any other Transaction Documents. Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates makes any express or implied representation or warranty with respect to the Retained Businesses.

Section 3.3 Seller Disclosure Schedules Update. At the Closing, the Seller shall deliver to the Purchaser a disclosure letter (the “Closing Disclosure Bring Down Letter”) disclosing any event, fact or circumstance taking place between the date of this Agreement and the Closing Date (if any) that the Seller has had Knowledge of, and that makes any of the Seller’s Representations and Warranties false, inaccurate and/or incomplete as of the Closing Date (or, in the case of any of the Seller’s Representations and Warranties that are made as of a specific date, as of such date) and updating the Seller Disclosure Schedules accordingly, but only to the extent necessary to qualify the Seller’s Representations and Warranties by the events, facts or circumstances taking place after the date of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Section 4.1 Purchaser’s Representations and Warranties. Except as set forth in the Purchaser Disclosure Schedules, Purchaser hereby represents and warrants to Seller that each of the Purchaser’s Representations and Warranties is true, accurate and complete as of the date hereof and as of the Closing Date (or, in the case of Purchaser’s Representations and Warranties that are made as of a specific date, as of such date).

Section 4.2 Acknowledgments; No Other Representations or Warranties.

(a) Except for the Purchaser’s Representations and Warranties and any other representations and warranties of Purchaser or its Affiliates specifically set forth in any other Transaction Document, neither Purchaser nor any of its Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to the Purchaser, its Subsidiaries or Affiliates or with respect to any other information provided, or made available, to Seller or any of its Affiliates or Representatives in connection with the transactions contemplated hereby.

(b) Purchaser acknowledges and agrees that, except for the Seller’s Representations and Warranties and any other representations and warranties specifically set forth in any other Transaction Document, neither Seller nor any of its Affiliates, Representatives or any other Person makes any express or implied representation or warranty with respect to Seller, the Seller Entities, the Purchased Entities or any of their respective Subsidiaries or Affiliates, the Purchased Interests, the Specified Marketing Authorizations, the Business or with respect to any other information provided, or made available, to Purchaser or any of its Affiliates or Representatives in connection with the transactions contemplated hereby. Except as expressly set forth in this Agreement or in any of the other Transaction Documents, Purchaser acknowledges and agrees that neither Seller nor any of its Affiliates, Representatives or any other Person will have, or be subject to, any Liability or other obligation to Purchaser, its Affiliates or Representatives or any other Person resulting from the sale and purchase of the Purchased Interests or the Specified Marketing Authorizations to Purchaser or its Affiliates or Purchaser’s use of, or the use by any of its Affiliates or Representatives, of any information, including information, documents, projections, forecasts, business plans or other material (including any Restricted Information (as defined in the Confidentiality Agreement)) made available to Purchaser, its Affiliates or Representatives in any virtual data room, confidential information memorandum, management presentations, offering materials, site tours or visits, diligence calls or meetings or any documents prepared by, or on behalf of, Seller or any of its Affiliates or Representatives, or Purchaser or its Affiliates or Representatives, or any of Purchaser’s potential financing sources in connection with Purchaser’s financing activities with respect to the transactions contemplated by this Agreement. Purchaser acknowledges and agrees that neither Seller nor any of its Affiliates makes any express or implied representation or warranty with respect to the Retained Businesses.

(c) Purchaser acknowledges that (i) it has conducted an independent investigation of the financial condition, results of operations and projected operations of the Business and the nature and condition of its properties, assets, Liabilities and businesses and (ii) in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation, the Seller’s Representations and Warranties and the other terms of this Agreement and the Transaction Documents. In light of these inspections and investigations and the Seller’s Representations and Warranties, Purchaser is relinquishing any right to any claim based on any representations and warranties other than the Seller’s Representations and Warranties and those specifically included in any other Transaction Document.

(d) Purchaser acknowledges that neither Seller nor any of its Affiliates has made any warranty, express or implied, as to the prospects of the Business or its profitability for Purchaser, or with respect to any forecasts, projections or business plans or other information (including any Restricted Information (as defined in the Confidentiality Agreement)) delivered to Purchaser or any of its Affiliates or Representatives in connection with Purchaser’s review of the Business and the negotiation and execution of this Agreement, including as to the accuracy or completeness thereof or the reasonableness of any assumptions underlying any such forecasts, projections or business plans or other information.

ARTICLE V

COVENANTS

Section 5.1 Efforts.

(a) From and after the date hereof and subject to Section 5.1(d), Purchaser and Seller shall, and shall cause their respective Affiliates to, use their respective best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective in the most expeditious manner possible the Transaction and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations, Filings and notices required to be filed to satisfy the conditions precedent to this Agreement (including those set forth in Section 8.1) and to consummate the Transaction and the other transactions contemplated by this Agreement as soon as practicable and (ii) the execution and delivery of any additional instruments necessary to consummate the Transaction and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Additionally, Purchaser shall not, and shall cause its Affiliates not to, take any action after the date of this Agreement that would reasonably be expected to impair or materially delay the obtaining of, or result in not obtaining, any Regulatory Approvals necessary to be obtained prior to the Closing, including acquiring or agreeing to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or merging or consolidating with any other Person, if such transaction would reasonably be expected to impair or materially delay the obtaining of, or result in not obtaining, any Regulatory Approvals necessary to be obtained prior to the Closing or otherwise impair or materially delay the Closing.

(b) Prior to the Closing, Purchaser and Seller shall each keep the other apprised of the status of matters relating to the completion of the Transaction and the other transactions contemplated by this Agreement and work cooperatively in connection with obtaining all required Regulatory Approvals. In that regard, prior to the Closing, subject to the Confidentiality Agreement and Section 5.3, each Party shall promptly consult with the other Party to provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of) all Filings made by such Party or any of its Affiliates with any Governmental Entity or any other information supplied by such Party or any of its Affiliates to, or correspondence with, a Governmental Entity in connection with this Agreement, the Transaction and the other transactions contemplated by this Agreement. Subject to the Confidentiality Agreement and Section 5.3, each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any communication received by such Party or any of its Affiliates or Representatives from any Governmental Entity regarding the Transaction and the other transactions contemplated by this Agreement, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed communication with any such Governmental Entity. If either Party or any Affiliate or Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transaction or the other transactions contemplated by this Agreement, then such Party will make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in compliance with such request. None of Purchaser, its Affiliates or its Representatives, on the one hand, and none of Seller, its Affiliates or its Representatives, on the other, shall participate in any meeting with any Governmental Entity in connection with this Agreement and the Transaction or the other transactions contemplated by this Agreement (or make oral submissions at meetings, videoconference, or by telephone or other conversations) unless it consults with the other in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate thereat. Subject to the Confidentiality Agreement and Section 5.3, each Party shall furnish the other Party with copies of all correspondence and Filings (and memoranda setting forth the substance thereof) between it or any of its Affiliates or Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement and the Transaction or the other transactions contemplated by this Agreement, and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of Filings to any such Governmental Entity. Purchaser and Seller may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Seller, as the case may be) or its legal counsel; provided, however, that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of or future plans for the Business or the Sale Process, (ii) as necessary to comply with contractual obligations or applicable Law and (iii) as necessary to address reasonable privilege concerns.

(c) Without limiting the foregoing, Purchaser shall, and shall cause its Affiliates to, make any Filings under the Antitrust Laws or the FDI Laws of the jurisdictions set forth in Section 8.1(a) of the Seller Disclosure Schedules as promptly as practicable, but in any event within the timeframe provided for in the Put Option. Purchaser shall not, and shall cause its Affiliates not to, make any other Filings under the Antitrust Laws or the FDI Laws of any other jurisdictions without the prior written consent of Seller unless Purchaser receives written notice from a Governmental Entity that such other Filings are expressly required by such Governmental Entity.

(d) In furtherance of the foregoing, and notwithstanding anything in this Agreement to the contrary, Purchaser shall, and shall cause its Affiliates to, take all such actions as may be necessary to avoid or eliminate each and every impediment under any applicable Antitrust Laws with respect to the transactions contemplated hereby and to resolve such objections, if any, as any Governmental Entity or any other Person may assert under any applicable Antitrust Laws with respect to the transactions contemplated hereby, so as to enable the Antitrust Approvals to be obtained as soon as reasonably possible (and in any event so as to enable the Closing to occur prior to the Outside Date); provided, that nothing in this Section or in any other provision in this Agreement shall require Purchaser or its Affiliates to take any actions, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any required Regulatory Approvals that would reasonably be expected to have a material adverse effect on Purchaser, its Affiliates and the Business, taken as a whole, after giving effect to the transactions contemplated in this Agreement. In furtherance of the foregoing, Purchaser shall proffer to and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate before or after the Closing, any assets, licenses, operations, rights product lines, businesses or interests therein of the Business, the Purchased Entities or of Purchaser or its Affiliates (and consent to any sale, divestiture, lease, license, transfer, disposition or other encumbering by Seller or its Affiliates of any assets of the Business or the Purchased Entities or to any agreement by Seller or its Affiliates to take any of the foregoing actions) and agree to make any changes (including through a licensing arrangement) or restriction on, or other impairment of Purchaser’s ability to vote, transfer, receive dividends, or otherwise exercise full ownership rights with respect to ownership interests in the Business or the assets, licenses, operations, rights, product lines, businesses or interests of Purchaser or its Affiliates, so long as such actions, conditions or restrictions would not reasonably be expected to have a material adverse effect on Purchaser, its Affiliates and the Business, taken as a whole, after giving effect to the transactions contemplated in this Agreement. Notwithstanding anything in this Agreement to the contrary, Seller and its Affiliates shall not be obligated to take or agree or commit to take any action that (i) is not conditioned on the Closing or (ii) relates to the Retained Businesses; and in no event shall Seller or any of its Affiliates be required to be the licensing, selling, divesting, leasing, transferring, disposing or encumbering party under any such agreements unless required by the relevant Governmental Entity or applicable Law, and, in any case, Seller and its Affiliates shall have no direct or indirect obligation or Liability in respect of any such agreements, transactions or relationships, including any indemnification obligations, for which Seller and its Affiliates are not fully indemnified by Purchaser. In furtherance of the foregoing, Purchaser shall, and shall cause its Affiliates to, agree upon and accept commercially reasonable conditions or undertakings imposed by any Governmental Entity in connection with obtaining the Regulatory Approvals under FDI Laws set forth in Section 8.1(a) of the Seller Disclosure Schedules.

(e) Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity, any counterparty to the Shared Contracts or, if determined by Purchaser, any other third party whose Approval is sought in connection with the Transaction and the other transactions contemplated by this Agreement. Whether or not the Transaction is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal and professional fees) to any counterparty to the Shared Contracts, any Governmental Entity and, if determined by Purchaser, any other third party whose Approval is sought in connection with the Transaction in order to obtain such Approvals pursuant to this Agreement, other than (i) the fees of and payments to Seller’s legal and professional advisors and (ii) as otherwise specifically set forth in Section 2.6. Seller shall cooperate with the Purchaser and use commercially reasonable efforts, at Purchaser’s sole cost and expense, to obtain any Approvals required from the contract counterparties under the agreements set out in Section 3.4(a) of the Seller Disclosure Schedules, as requested by Purchaser.

(f) Promptly after the date of this Agreement and in any case no later than ten (10) Business Days after the date hereof, the Seller shall deliver to the Purchaser a draft amendment to the by-laws and any other relevant organizational document of the Italian Purchased Entity that are necessary for the restrictions and limitations set forth in Section 5.1(f) of the Seller Disclosure Schedules which may prevent the Purchaser from acquiring the Italian Purchased Interests to be removed. Purchaser shall have five (5) days to review and provide reasonable comments to the drafts proposed by the Seller and Seller shall reflect in such documents any reasonable comments which the Purchaser may timely make (insofar as these comments are relevant to remove the restrictions and limitations set forth in Section 5.1(f) of the Seller Disclosure Schedules). As soon as practicable after the documents have been agreed, Seller shall cause its Affiliates to use reasonable best efforts to carry out all actions and execute all necessary documents to validly approve and adopt the amendments of the by-laws and other relevant organizational documents of the Italian Purchased Entity and, where required by applicable Laws, to register such amendments with the relevant competent Governmental Entity prior to the Closing.

(g) Notwithstanding anything in this Agreement to the contrary, none of Seller or any of its Affiliates shall under any circumstance be required to pay or commit to pay any amount or incur any obligation in favor of or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in the underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Person to obtain any Approval. None of Seller or any of its Affiliates shall have any Liability whatsoever to Purchaser or any of its Affiliates arising out of or relating to the failure to obtain any Approvals that may be required in connection with the Transaction and the other transactions contemplated by this Agreement or because of the termination of any Contract or any default under, or acceleration or termination of or loss of any benefit under, any Contract or Specified Marketing Authorization as a result thereof; provided that Seller shall have complied in all material respects with its obligations hereunder. For the avoidance of doubt, but without limiting Section 5.1(e) or this Section 5.1(f), the applicable provisions of Section 2.6, and not the provisions of Section 5.1(a), Section 5.1(b), Section 5.1(c) and Section 5.1(d), shall govern with respect to Specified Marketing Authorization Approvals.

Section 5.2 Covenants Relating to Conduct of Business.

(a) Except as required by applicable Law (including any Covid-19 Measures) or as otherwise contemplated by the terms of this Agreement, or to the extent related to the Retained Businesses, and except as Purchaser may otherwise consent to (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement up until the Closing or earlier termination of this Agreement, Seller shall cause each Seller Entity and each Purchased Entity to conduct the Business in all material respects in the ordinary course; provided, however, that no action by Seller or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.2 shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such other provision.

(b) Except as set forth in Section 5.2 of the Seller Disclosure Schedules, as required by applicable Law (including any Covid-19 Measures) or as otherwise contemplated by the terms of this Agreement, or to the extent related to the Retained Businesses, from the date of this Agreement up until the Closing or earlier termination of this Agreement, Seller shall cause each Purchased Entity not to do any of the following without the prior consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i) effect any amendment to, or change, the organizational documents or bylaws of any Purchased Entity;

(ii) (A) split, combine or reclassify the outstanding equity interests of any of the Purchased Entities or (B) declare, set aside or pay any cash dividend or distribution, non-cash dividend or non-cash distribution to any Person;

(iii) issue, sell, pledge or transfer or propose to issue, sell, pledge or transfer any equity interests of any of the Purchased Entities, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of any of the Purchased Entities, in each case other than the granting of Permitted Liens;

(iv) incur, create or assume (A) any indebtedness for borrowed money in excess of €500,000 in the aggregate, other than that will be settled at or prior to Closing, or (B) any Lien, other than Permitted Liens, with respect to any material asset of the Business;

(v) acquire any assets or dispose of any assets of the Business (other than Intellectual Property Rights, which are addressed in Section 5.2(b)(vi), and real property assets, which are addressed in Section 5.2(b)(xiv)), in each case, outside of the ordinary course of business, for consideration in excess of €200,000 in one single transaction or €500,000 in the aggregate;

(vi) assign, license exclusively, abandon or otherwise dispose of, or fail to maintain applications for any Business Registered IP or Permits, in each case, owned by the Purchased Entities and material to the Business, other than the abandonment of or decision not to maintain applications constituting Business Registered IP in the reasonable business judgment of an applicable Purchased Entity;

(vii) (A) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any Material Contract, or (B) enter into any Contract that, if in effect on the date hereof, would be a Material Contract of the type set forth in clauses (a)(iv), (a)(v), (a)(viii)(A) and (a)(ix) of Section 12 of the Seller’s Representations and Warranties, other than, in each case of clauses (A) and (B), (x) as expressly permitted by another provision of this Section 5.2(b) or (y) for the automatic renewal or extension of any Material Contract pursuant to its terms;

(viii) make any material change in any method of financial accounting or financial accounting practice or policy applicable to the Purchased Entities, other than such changes as are required by generally accepted accounting principles applicable in the jurisdiction of incorporation of the relevant Purchased Entity;

(ix) except as may be contemplated by any Seller Benefit Plan or Collective Bargaining Agreement, in the ordinary course of business (A) amend the terms and conditions of employment or engagement or any benefits for any Business Employees, unless to the extent that such amendments and benefits (in aggregate) do not entail a cost increase in excess of four percent (4%) of the current annual aggregate personnel costs attributable to the Business Employees at the date of this Agreement; (B) employ or terminate any director, officer, manager or employee of a Purchased Entity who received an annual base salary exceeding €100,000, (C) carry out any collective lay-off of employees, or (D) adopt, enter into or materially amend any Purchased Entity Benefit Plan;

(x) commit or authorize any commitment to make any capital expenditures in excess of €200,000 in the aggregate;

(xi) merge or consolidate with any other Person or adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, spin-off, demerger or other reorganization, or file any application for insolvency or liquidation, unless required by applicable Laws;

(xii) with respect to the Purchased Entities (including the Portuguese Branch), (A) make (except in the ordinary course of business), change or revoke any material Tax election, (B) change any Tax accounting period, (C) change any material method of Tax accounting, or (D) file any Tax Return amending any Tax Returns previously filed, or (E) settle any claim or assessment in a Tax Proceeding, in each case, if such action would result in an increase in the Tax liability of the Purchased Entities for a Post-Closing Tax Period in excess of €50,000 in aggregate;

(xiii) settle or compromise any Proceeding, or enter into any consent decree or settlement agreement with any Governmental Entity, against the Business other than settlements or compromises of any Proceeding (A) where the amount paid in settlement or compromise does not exceed €100,000 individually or €500,000 in the aggregate or (B) with respect to Tax matters, which shall be exclusively governed by Section 5.2(b)(xii);

(xiv) (A) enter into a lease agreement in relation to real estate property between a Purchased Entity as a lessor and a third party as a lessee or (B) acquire or dispose of any real property assets of the Business;

(xv) (A) enter into a formalized loan, facility or other intra-group financing (except as for any Qualifying Intragroup Loan), or (B) carry out any cash and/or cash equivalent contribution or contribution of receivables, including any waiver of receivables; or

(xvi) authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

(c) Nothing contained in this Agreement shall be construed to give to Purchaser, directly or indirectly, rights to control or direct the Business’s operations prior to the Closing. Prior to the Closing, Seller (and its Subsidiaries) shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the Business.

Section 5.3 Confidentiality.

(a) Purchaser acknowledges that the information being provided to it in connection with the Transaction and the other transactions contemplated hereby is subject to the terms of that certain confidentiality agreement between Esteve Pharmaceuticals, S.A. and Seller, dated as of September 28, 2023 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety and shall survive the Closing. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided, however, that Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of Seller or any of its Affiliates or Representatives, concerning the Retained Businesses, Seller or any of its Affiliates (other than solely with respect to the Business and the Purchased Entities) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, any termination of the Confidentiality Agreement that has occurred or would otherwise occur notwithstanding. The Parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Closing does not occur and this Agreement is terminated, and the remaining term of the Confidentiality Agreement is less than twenty-four (24) months, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms, and this Agreement shall constitute the requisite consent of the Parties to amend the Confidentiality Agreement accordingly.

(b) Seller hereby agrees with Purchaser that it shall not, and shall not permit its Affiliates or their respective Representatives to, for a period of five (5) years after the Closing Date, directly or indirectly, without the prior written consent of Purchaser, disclose to any third party (other than Seller’s Affiliates and its and their respective Representatives) any confidential or proprietary information of the Business (“Confidential Business Information”); provided, however, that the term “Confidential Business Information” will not include any information that (i) becomes available to Seller or its Affiliates or their respective Representatives from and after the Closing, from a third party source that is not known by Seller to be under any obligations of confidentiality in respect of such information, (ii) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation hereof) or (iii) is or was derived independently by Seller, its Affiliates or any of their respective Representatives without use of Confidential Business Information. In addition, the foregoing shall not prohibit Seller, its Affiliates or any of their respective Representatives from disclosing Confidential Business Information that Seller, any of its Affiliates or its or their Representatives are required by Law (by oral questions, interrogatories, requests for information, subpoena, civil investigative demand, or similar process) or requested by any Governmental Entity with jurisdiction over such Person to disclose (provided that Seller will, to the extent not legally prohibited, provide Purchaser with prompt written notice of such request so that Purchaser may seek, at its sole expense, an appropriate protective order and/or waive compliance with this Section 5.3(b)). Furthermore, the provisions of this Section 5.3(b) will not prohibit any retention of copies of records or any disclosure in connection with the preparation and filing of financial statements or any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby.

Section 5.4 Access to Information.

(a) The Seller shall afford to Purchaser reasonable access, upon reasonable notice during normal business hours, consistent with applicable Law, during the period prior to the Closing, and solely for purposes of integration planning and in furtherance of the Transaction and the other transactions contemplated by this Agreement, to the properties, books, Contracts, financial and accounting records and personnel files of Seller and its Subsidiaries related to the Business and the Purchased Entities (including those personnel files corresponding to the Business Employees and the Offer Employees and the information listed in Exhibit J (“Key Business Information”); provided, however, that (i) the information provided is subject to the Confidentiality Agreement; and (ii) Seller shall make available, or cause its Subsidiaries to make available, Business Employee and Offer Employee personnel files on an anonymized basis (provided that Seller shall not make, or cause to be made, available medical records, or the results of any drug testing).

(b) Purchaser agrees that any investigation undertaken pursuant to the access granted under Section 5.4(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of the Business or the Retained Businesses, and none of Purchaser or any of its Affiliates or Representatives shall communicate with any of the employees of the Business without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything in this Agreement to the contrary, neither Seller nor any of its Affiliates shall be required to provide access to or disclose information where, in the reasonable judgment of Seller, such access or disclosure would jeopardize attorney-client or other applicable privilege or protection, or contravene any Laws or contractual obligations, or such information concerns the valuation of or future plans for the Business or the Sale Process.

(c) At and after the Closing (except to the extent relating to Tax matters, the access, cooperation and procedures for which are governed exclusively by Article VII), Purchaser shall, and shall cause its Affiliates to, afford Seller, its Affiliates and their respective Representatives, during normal business hours, upon reasonable notice, access to the properties, books, Contracts, records and employees of the Business and the Purchased Entities to the extent that such access may be reasonably requested by Seller, including in connection with financial statements, reporting obligations and compliance with applicable Laws; provided, however, that nothing in this Agreement shall limit any of Seller’s or any of its Affiliates’ rights of discovery with respect to the Business and/or the Transaction.

(d) Purchaser agrees to hold all the books and records of the Business and the Purchased Entities existing on the Closing Date (except to the extent relating to Tax matters, the procedures and document retention in respect of which are governed exclusively by Article VII) and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date.

(e) Notwithstanding anything to the contrary herein, to the extent any Party is obligated to provide another Party physical access to books, records, properties, or employees pursuant to this Section 5.4 or otherwise, such Party may instead provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any Covid-19 Measures).

Section 5.5 Publicity. The initial press release with respect to the Transaction has been agreed upon by Seller and Purchaser. Other than such press release, neither Party nor any Affiliate or Representative of such Party shall issue or cause the publication of any press release or public announcement in respect of this Agreement, the Transaction or the other transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules, in which case the Party required to publish such press release or public announcement shall use reasonable efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such publication; provided that the foregoing shall not apply to any press release or public announcement so long as any statements contained therein concerning the Transaction or the other transactions contemplated by this Agreement are consistent with previous releases or announcements made by the applicable Party with respect to which such Party has complied with the provisions of this Section 5.5.

Section 5.6 Intercompany Accounts and Intercompany Arrangements.

(a) Immediately prior to the Closing (or prior thereto, if so determined by Seller), all intercompany balances and accounts between Seller and any of its Affiliates (other than the Purchased Entities), on the one hand, and the Purchased Entities, on the other hand (including for the avoidance of doubt, any intercompany balances between the French Purchased Entity and Perrigo France Deux SAS in respect of Taxes of a tax consolidation group that includes these entities), shall be settled or otherwise eliminated in such a manner as Seller or its Affiliates shall determine in their sole discretion (including, if so determined by Seller, by Seller or any of its Affiliates removing from any Purchased Entity any or all cash or funds from cash pools, whether by means of dividends, distributions, contribution, the creation or repayment or refinancing of intercompany debt, increasing or decreasing of cash pool balances or otherwise, and subject, (i) to Section 5.15 and (ii) compliance with the restrictions in Section 5.2(b)). For the avoidance of doubt, to the extent necessary for Seller to be able to comply with both its obligations under this Section 5.6 with respect to any intercompany balances and accounts (other than the Intercompany Loan, which shall be subject to Section 5.15) and its obligations under Section 5.2(b), Seller may cause the Purchased Entities to make Qualifying Intragroup Loans to other Purchased Entities; provided that for purposes of this sentence, prong (iii) of the definition of Qualifying Intragroup Loans shall not apply. Intercompany balances and accounts solely among any of the Purchased Entities shall not be required to have been eliminated pursuant to the above provisions of this Section 5.6. Immediately prior to the Closing (or prior thereto, if so determined by Seller), except for the Transaction Documents to be entered into in connection with this Agreement and any arrangements, understandings or Contracts set forth in Section 5.6 of the Seller Disclosure Schedules, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, between Seller or its Affiliates (other than the Purchased Entities), on the one hand, and the Purchased Entities, on the other hand, shall automatically be terminated without further payment or performance and cease to have any further force and effect, such that no party thereto shall have any further obligations or Liabilities therefor or thereunder.

(b) Except to the extent provided to the contrary in this Section 5.6 and to the extent permitted by applicable Laws, effective as of the Closing, Purchaser, on behalf of itself and its Affiliates, including the Purchased Entities, hereby releases Seller and each of its Affiliates (and their respective officers, directors and employees, acting in their capacities as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business or the ownership or operations of the Purchased Entities prior to the Closing, or relating to or arising out of Seller’s or its Affiliates’ ownership of the Purchased Interests and the Specified Marketing Authorizations, except for any obligation pursuant to the provisions of this Agreement or the other Transaction Documents and any arrangements, understandings or Contracts set forth in Section 5.6 of the Seller Disclosure Schedules.

(c) Except to the extent provided to the contrary in this Section 5.6 and to the extent permitted by applicable Laws, effective as of the Closing, Seller, on behalf of itself and its Affiliates, hereby releases the Purchased Entities (and each of their respective officers, directors and employees, acting in their capacities as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to the Transaction, except for any obligation pursuant to the provisions of this Agreement or the other Transaction Documents and any arrangements, understandings or Contracts set forth in Section 5.6 of the Seller Disclosure Schedules.

Section 5.7 Use of Perrigo Marks.

(a) Purchaser, for itself and its Affiliates, acknowledges and agrees that, except as expressly provided in this Section 5.7, all Perrigo Marks are, as between the Parties and their respective Affiliates, owned solely and exclusively by the Seller Entities, and neither Purchaser nor any of its Affiliates (including, after the Closing, the Purchased Entities) have, shall have, or are acquiring any rights in, to or under, any of the Perrigo Marks.

(b) Notwithstanding Section 5.7(a), Seller acknowledges and agrees that the Marks “KETOCONAZOLE HRA” and “METYRAPONE HRA” (together, the “Combination Marks”) and the domain names identified on Section 5.7(b) of the Seller Disclosure Schedule (together, “Combination Domains”) are, as of the date of this Agreement, and will continue to be, immediately following the Closing, owned by certain of the Purchased Entities. The Purchased Entities may continue temporarily, solely during the Applicable Transition Period, to use and display (i) the Combination Marks solely on (A) signage, other existing materials (other than Product Materials) within the Purchased Entities’ possession which already display Combination Marks for use in furtherance of the Business as of the Closing and (B) Product Materials, and (ii) the Combination Domains solely to continue operating the websites made available on such Combination Domains as of the Closing, in each case of clauses (i) and (ii), solely to the extent and in substantially the same manner as used immediately prior to Closing, and solely in connection with the pharmaceutical products marketed and sold as part of the Business under such Combination Marks or using such Combination Domains, and in the same jurisdictions, as applicable, as of the Closing.

(c) To the extent any other Perrigo Marks owned by any of the Seller Entities are used or displayed by the Purchased Entities in furtherance of the Business as of the Closing, Seller, on behalf of itself and the Seller Entities, hereby grants to the Purchased Entities a limited, non-exclusive, royalty-free, non-sublicensable, non-transferable right and license to continue temporarily, solely during the Applicable Transitional Period, to use such Perrigo Marks, solely on or in (i) the corporate names and registered trade names of Purchased Entities that already incorporate such Perrigo Marks as of the Closing, (ii) existing signage, websites and materials (other than Product Materials) within the Purchased Entities’ possession which already display such Perrigo Marks for use in furtherance of the Business as of the Closing and (iii) Product Materials, in each case of clauses (i), (ii) and (iii), solely to the extent and in substantially the same manner as incorporated, used or displayed immediately prior to Closing, and solely in connection with the pharmaceutical products marketed and sold as part of the Business under such Perrigo Marks, and in the same jurisdictions, as of the Closing. Any goodwill arising from such uses of Perrigo Marks permitted hereunder shall vest solely and exclusively with the Seller Entities.

(d) Purchaser and its Affiliates (i) shall not, and, following the Closing, shall cause each of the Purchased Entities not to, (A) hold themselves out as having any affiliation with Perrigo or its Affiliates or any Retained Businesses, (B) adopt, use, register or seek to register any Marks (including domain names and social media identifiers) that incorporate or are confusingly similar to any Perrigo Marks, or (C) use any of the Perrigo Marks in a manner contrary to applicable Law or that would reasonably be expected to harm the goodwill associated with any of the Perrigo Marks or the reputation of the Seller Entities or Retained Businesses, and (ii) shall (A) cause the Purchased Entities to use the Perrigo Marks only in connection with products already marketed and sold in furtherance of the Business under such Perrigo Marks as of the Closing, and that are of a quality greater than, or consistent in all material respects with, the quality of such products as marketed and sold as of the Closing, and (B) use reasonable efforts to minimize and eliminate use of the Perrigo Marks by the Purchased Entities. Seller may terminate the Purchased Entities’ continued use of the Perrigo Marks upon written notice to Purchaser if Purchaser or any of the Purchased Entities are in material breach of its or their obligations under this Section 5.7 and have failed to cure such material breach within thirty (30) days following written notice from Seller of such material breach, which shall immediately terminate the Applicable Transition Period.

(e) As soon as reasonably practicable before, but no later than immediately following, the termination or expiration of the Applicable Transition Period, Purchaser shall, and shall cause each of the Purchased Entities to (i) change any of their applicable corporate names and registered trade names that incorporate any Perrigo Marks to no longer incorporate any Perrigo Marks, (ii) make all filings necessary to expressly cancel and abandon any and all Combination Marks and Combination Domain Names (and any other Marks or domain names owned thereby that include an Perrigo Marks), (iii) cease and discontinue their use of all applicable Perrigo Marks and (iv) complete the removal of the applicable Perrigo Marks from all Product Materials, websites, products, signage, vehicles, properties, stationery and all other materials and other assets, in each case, including as such Perrigo Marks may be incorporated into, or appear in combination with, any Combination Marks, Combination Domains, or any other Marks of the Purchased Entities, or those of any other Person. Without limiting the foregoing, Purchaser shall, or shall cause all applicable Purchased Entities to, within sixty (60) days following the Closing, make all filings necessary to change the applicable corporate names and trade names of any Purchased Entities to no longer contain any Perrigo Marks, and to obtain any and all regulatory approvals and amended or new marketing authorizations necessary to remove and replace any Perrigo Marks from and with respect to all Product Materials.

(f) Without limiting Section 5.7(d) or Section 5.7(e), the Parties expressly agree that the Purchased Entities may continue to sell and distribute any stocks and inventories of fully-packaged Business Products that have, before the end of the Applicable Transition Period, been manufactured and packaged in Product Materials that incorporate or display a Perrigo Mark, but only to the extent that (i) the relevant Perrigo Mark displayed and used on such Business Products and Product Materials are displayed and used in the same way as displayed and used by the Purchased Entities immediately before Closing, and (ii) such stocks and inventories of fully-packaged Business Products have not been stockpiled or held in amounts greater than quantities consistent with quantities stockpiled or held immediately before Closing. Notwithstanding the above, Purchaser shall use all its reasonable efforts to sell off or re-package the stocks and inventories of Business Products that have, before the end of the Applicable Transition Period, been manufactured and packaged in Product Materials that incorporate or display a Perrigo Mark as soon as reasonably practicable after the Applicable Transition Period.

Section 5.8 Insurance. From and after the Closing, the Business, the Purchased Entities, and the operations and assets and Liabilities in respect thereof, shall cease to be insured by Seller’s or its Affiliates’ (excluding the Purchased Entities) insurance policies or by any of their self-insured programs, and neither Purchaser nor its Affiliates (including the Purchased Entities) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the Business, the Purchased Entities, or the operations or assets or Liabilities in respect thereof, or any obligations or Liabilities in connection thereof. Notwithstanding the foregoing, following the Closing, with respect to events or circumstances to the extent relating to the Purchased Entities that occurred or existed prior to the Closing that are covered by third-party insurance policies of Seller or its Affiliates (the “Seller Insurance Policies”), Seller shall cooperate with Purchaser to submit any claims under the Seller Insurance Policies solely to the extent such coverage is available under the Seller Insurance Policies and Purchaser elects to submit such claims. Purchaser shall indemnify, hold harmless and reimburse Seller or its applicable Affiliates for any deductibles, self-insured retention, fees, indemnity payments, settlements, judgments, legal fees, allocated claims expenses and claim handling fees and other costs or expenses (including any increased costs or premiums incurred by Seller or any of its Affiliates) as a result of any such claims or Purchaser’s access to such Seller Insurance Policies following the Closing, including funding or advancing any such amounts upon Seller’s request. Seller or its Affiliates may amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.8. Except as set forth this Section 5.8, from and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Business, the Purchased Entities and the operations and assets and Liabilities in respect thereof. Except as set forth this Section 5.8, Purchaser further covenants and agrees not to seek to assert or to exercise any rights or claims of, or in respect of, the Business, the Purchased Entities and the operations and assets and Liabilities in respect thereof, under or in respect of any past or current insurance policy under which any of the foregoing is a named insured.

Section 5.9 Litigation Support. In the event that and for so long as Seller or any of its Affiliates is prosecuting, contesting or defending any Proceeding, investigation, charge, claim or demand by or against a third party in connection with (a) the Transaction or any of the other transactions contemplated under this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business, the Purchased Entities, the Purchased Interests, the Purchased Loan Rights, the Specified Marketing Authorizations or the Specified Liabilities, Purchaser shall, and shall cause its Affiliates (and its and their officers and employees and Representatives) to, cooperate with Seller and its counsel in such prosecution, contest or defense, including making available its personnel, and providing such testimony and access to its books and records and other information as shall be reasonably necessary in connection with such prosecution, contest or defense.

Section 5.10 Payments.

(a) Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Purchaser (or its designated Affiliates) any monies or checks that have been sent to Seller or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Business or the Purchased Entities to the extent that they are the property of Purchaser hereunder.

(b) Purchaser shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designated Affiliates) any monies or checks that have been sent to Purchaser or any of its Affiliates (including the Business and the Purchased Entities) after the Closing Date to the extent that they are the property of Seller or its Affiliates hereunder.

Section 5.11 Non-Solicitation of Employees.

(a) For a period of three (3) years from the Closing Date, without the prior written consent of Purchaser, as to any Business Employee or any Offer Employee listed in Section 5.11(a) of the Seller Disclosure Schedules who shall have become employed by Purchaser or its Subsidiaries as of immediately following the Closing (a “Seller Covered Person”), Seller agrees that none of Seller or any of its Subsidiaries will solicit for employment any Seller Covered Person; provided that Seller and its Subsidiaries shall not be precluded from soliciting, or taking any other action with respect to, any such individual (i) whose employment ceased prior to commencement of employment discussions between Seller or its Subsidiaries and such individual or (ii) who responds to solicitation not specifically targeted at employees of Purchaser or any of its Affiliates (including by a search firm or recruiting agency); and provided, further, that Seller and its Affiliates shall not be restricted from engaging in solicitations or advertising not targeted at any such Persons described above.

(b) For a period of one (1) year from the Closing Date, without the prior written consent of Seller, as to any employee of Seller or its Subsidiaries with the title of Director or above as of immediately prior to the Closing (other than any Business Employee or Offer Employee who shall have become employed by Purchaser or its Subsidiaries as of immediately following the Closing) (a “Purchaser Covered Person”), Purchaser agrees that none of Purchaser or any of its Subsidiaries will solicit for employment any Purchaser Covered Person; provided that Purchaser and its Subsidiaries shall not be precluded from soliciting, or taking any other action with respect to, any such individual (i) whose employment ceased prior to commencement of employment discussions between Purchaser or its Subsidiaries and such individual, or (ii) who responds to solicitation not specifically targeted at employees of Seller or any of its Affiliates (including by a search firm or recruiting agency; and provided, further, that Purchaser and its Affiliates shall not be restricted from engaging in solicitations or advertising not targeted at any such Persons described above.

Section 5.12 Representations and Warranty Policy. Purchaser has bound the R&W Insurance Policy as of the date of the Put Option. Purchaser acknowledges and agrees that the terms of the R&W Insurance Policy expressly exclude any right of subrogation against Seller and its Affiliates and their respective officers, directors and employees, except in case of Fraud, and neither Purchaser nor its Affiliates will amend or waive such subrogation provisions in a way that adversely affects the Seller, without Seller’s prior written consent. Purchaser shall provide a copy of the R&W Insurance Policy to Seller upon request. The Parties acknowledge that Purchaser obtaining the R&W Insurance Policy is a material inducement to Seller entering into the Transaction, and Seller is relying on Purchaser’s covenants and obligations set forth in this Section 5.12. The R&W Insurance Policy may not be amended or waived by Purchaser or its Affiliates in any manner that is adverse to Seller or any of its Affiliates without Seller’s prior written consent.

Section 5.13 Wrong Pockets.

(a) If, at any time after the Closing Date, any asset primarily relating to the Business is found to be held by Seller or its Affiliates in error, such asset shall be held in trust for Purchaser and transferred to Purchaser or a Purchased Entity for no additional consideration (and the Parties agree that Seller and its Affiliates shall be, to the extent reasonably practicable, put into a position as if such asset was never held by Seller or its Affiliates) and at Seller’s expense.

(b) If, at any time after the Closing Date, any asset primarily relating to the Retained Businesses is found to be held by Purchaser or the Purchased Entities in error, such asset shall be held in trust for Seller and transferred to Seller or an Affiliate thereof for no additional consideration (and the Parties agree that Purchaser and the Purchased Entities shall be, to the extent reasonably practicable, put into a position as if such asset was never held by Purchaser or the Purchased Entities) and at Seller’s expense.

Section 5.14 [***] License. The Parties acknowledge that the French Seller Entity is a party to that certain [***], by and between the [***] (“[***]”) and the French Seller Entity (such agreement, the “[***] License”), pursuant to which the French Seller Entity receives certain rights (including [***]) and is subject to certain obligations in connection therewith. Seller shall cause the French Seller Entity to use its reasonable efforts to transfer and assign to Purchaser or a Purchased Entity, effective as of the Closing, all of the French Seller Entity’s rights and obligations under the [***] License (and to obtain from [***] any Approval necessary for such purpose), at no cost to Seller or its Affiliates; provided that Purchaser agrees to, or to cause the applicable Purchased Entity to, accept such assignment and transfer, and assume all obligations and Liabilities thereunder. If and to the extent the [***] License cannot be so assigned and transferred effective as of the Closing without a breach of the French Seller Entity’s obligations thereunder (including for failure to obtain any necessary Approval), the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article VIII, and, Seller shall cause the French Seller Entity to grant to Purchaser or a Purchased Entity a sublicense under the [***] License that is intended to, to the extent reasonably practicable, put Purchaser or the applicable Purchased Entity into a position as if the [***] License had been assigned and transferred to, and the Liabilities thereunder assumed by, Purchaser or the applicable Purchased Entity effective as of the Closing, subject, in each case, to Purchaser’s and the Purchased Entity’s agreement to promptly reimburse the French Seller Entity for its continued performance of obligations under the [***] License and otherwise bear all Liabilities thereunder in accordance with this Agreement.

Section 5.15 Partial Repayment of the Intercompany Loan. The Seller shall cause the French Purchased Entity to use its existing cash and cash equivalents such as monetary market funds, negotiable instruments and similar cash equivalents (if any), as well as excess cash and cash equivalents such as monetary market funds, negotiable instruments and similar cash equivalents (if any) from other Purchased Entities (for the avoidance of doubt, the amount of any excess cash or cash equivalents in the other Purchased Entities shall be determined after taking into account Seller’s compliance with its obligations under Section 5.6 (including by means of withdrawing or redeeming participations, shares or units in monetary market funds held by the Purchased Entities and putting in place Qualifying Intragroup Loans)) to partially repay and reduce the amounts due under the Intercompany Loan prior to Closing; provided that: (a) the Cash of the French Purchased Entity as of the Cut-Off Time shall not be lower than four million euro (EUR 4,000,000) as a result of such repayment of the Intercompany Loan; and (b) the principal amount under the Intercompany Loan at Closing shall not be lower than one (1) euro. For the avoidance of doubt, (x) the Seller shall only be required to use cash and cash equivalents of the French Purchased Entity or of the other Purchased Entities (and redeem and withdraw monetary market funds and negotiable instruments, if any) to partially repay the Intercompany Loan pursuant to this Section 5.15 (subject to clause (a) above) to the extent such cash and cash equivalents (subject to withdrawal or redemption) is existing and available to be used for this purpose as of immediately prior to the Closing (taking first into account the repayment of any other intercompany obligations and other expenses of the French Purchased Entity), and (y) in no event shall this Section 5.15 be interpreted as requiring that the Seller cause the balance of the Intercompany Loan at Closing to not be greater than one (1) euro.

Section 5.16 [***] Receivable. Notwithstanding anything to the contrary in this Agreement, the Parties agree that the full amount of the outstanding balance of the [***] Receivables as of the Cut-Off Time (the “Outstanding [***] Receivable Balance”) shall be excluded from Working Capital. For a period of ninety (90) days following the Closing, Purchaser shall, and shall cause the Purchased Entities to, use reasonable best efforts to collect the receivables, including those receivables arising from sales of Business Products carried out prior to Closing (including by not waiving or discharging or agreeing to waive or discharge any of such receivables, but which, for the avoidance of doubt, shall not require Purchaser to collect receivables to the extent (x) such collection would cause [***] (i) not to be able to meet its other commitments, liabilities or obligations (i.e., other than receivables owed to Purchaser or its Affiliates (including the Purchased Entities)) due or accrued on the payment date generally, or (ii) to file a voluntary petition or commence a voluntary Proceeding under applicable bankruptcy Law and (y) Purchaser is not seeking to collect receivables from [***] in respect of sales of Business Products carried out after Closing) comprising the Outstanding [***] Receivable Balance (if any) as promptly as practicable. Any cash collected by Purchaser or any of its Affiliates (including the Purchased Entities) from [***] or its Affiliates during such ninety (90)-day period shall be applied first to receivables comprising the Outstanding [***] Receivable Balance; provided that cash utilized by [***] to pay all or part of the Outstanding [***] Receivable Balance is coming from sales of Business Products carried out by [***] before Closing and not from the collection, discount or assignment of any invoices or receivables arising from sales of Business Products carried out after Closing (it being understood and agreed that at a minimum, cash in the amount of any outstanding receivables owed (and ultimately paid) by third parties (including [***]) to [***] as of the Closing Date shall be deemed to be cash coming from sales of Business Products carried out by [***] before the Closing). Purchaser shall use reasonable best efforts to obtain the relevant information from [***] for Seller and Purchaser to be able to ascertain the source of the cash utilized to pay all or part of the Outstanding [***]

Receivable Balance and shall give Seller and its advisers full access to the information provided by [***]. Within five (5) Business Days after the date that is ninety (90) days following the Closing, Purchaser shall prepare or cause to be prepared, and will provide to Seller, a written statement (the “[***] Statement”) setting forth, in reasonable detail, the portion of the Outstanding [***] Receivable Balance collected by Purchaser or its Affiliates pursuant to this Section 5.16 (the “Collected [***] Receivables”). From and after the Closing Date, Purchaser shall, and shall cause its Affiliates (including the Purchased Entities) to, reasonably cooperate with and make available to Seller and its Representatives all information, records and data reasonably necessary to review and confirm the amounts set forth in the [***] Statement. Not later than five (5) Business Days after the date on which the [***] Statement is required to be delivered, Purchaser shall pay or cause to be paid an amount in cash equal to the Collected [***] Receivables, as set forth in the [***] Statement, to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser.

Section 5.17 German Lease. Seller shall, and shall cause its Affiliates (including the German Purchased Entity) to, use reasonable best efforts to terminate or assign to a third party, or an Affiliate of Seller other than any Purchased Entity, the German Lease as soon as reasonably practicable after the date hereof and in a way that the German Purchased Entity is fully and unconditionally released from any Liability in connection therefrom; provided, that nothing in the foregoing sentence shall require Seller or its Affiliates collectively to pay or incur any fees or expenses in excess of those fees, expenses and rental payments contemplated by the German Lease. In connection therewith, Seller may (subject to obtaining Purchaser’s prior written consent) cause the German Purchased Entity to, at Purchaser’s sole cost and expense, enter into a new lease for office space in Germany to replace the German Lease and maintain or replace the Business’ wholesale distributor license associated with the German Lease. The terms and conditions of such new lease agreement shall be approved in writing by the Purchaser. For the avoidance of doubt, any termination fees or other Liabilities incurred by the German Purchased Entity in connection with the early termination or assignment of the German Lease shall be deemed Retained Liabilities, and any rental payments, costs or expenses or other obligations owed under any new lease arrangement entered into by the German Purchased Entity, whether to replace the German Lease or otherwise, shall be assumed by Purchaser at the Closing. To the extent Seller is unable to terminate or assign, to a third party or an Affiliate of Seller other than any Purchased Entity, the German Lease prior to the Closing, from and after the Closing, Purchaser (i) shall, and shall cause the German Purchased Entity to, cooperate with Seller and take all actions as may be necessary or advisable, at Seller’s sole cost and expense, to allow the German Lease to be so terminated or assigned or, if such termination or assignment is not reasonably practicable, subleased to a third party or an Affiliate of Seller (including by providing its consent to or executing (or causing its Affiliates, including the German Purchased Entity, to do the same) any documentation with the landlord or any third party with respect thereto), and (ii) shall not, without Seller’s prior written consent, take or cause its Affiliates (including the German Purchased Entity) to take any actions or omit to take any actions with respect to the German Lease.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.1 Offers to Offer Employees. As soon as reasonably practicable following the date hereof, Purchaser shall, or shall cause one of its Subsidiaries to, make a written offer of employment, on terms and conditions consistent with the requirements of this Article VI and applicable Law, to each Offer Employee. The offer will only become effective on the Closing Date and will be assignable to any Subsidiary of the Purchaser. Each such offer shall be subject to the prior review of Seller and the Purchaser shall consider all reasonable comments provided by the Seller in connection thereto.

Section 6.2 Compensation and Employee Benefits.

(a) Compensation and Benefits Comparability. For one (1) year following the Closing, or such longer period as required by applicable Law, Purchaser shall, or shall cause its Affiliates to, provide to each Business Employee during his or her employment with Purchaser and its Affiliates (and, with respect to any compensation or benefits that apply following a termination of employment, the applicable period thereafter) (i) base salary or wage rates that are not less than those in effect for each such Business Employee immediately prior to the Closing, (ii) short and long-term incentive compensation targets that, in the aggregate, are no less favorable than those in effect for each such Business Employee immediately prior to the Closing (it being understood that in lieu of equity compensation awards, Purchaser may provide long-term incentive awards that are settled in cash in an amount sufficient to replace the grant date value of the Business Employee’s equity incentive compensation opportunity prior to the Closing), (iii) other compensation and employee benefits that, in the aggregate, are no less favorable than those in effect for each such Business Employee immediately prior to the Closing, and (iv) severance benefits in case of termination without cause that are no less favorable than the greater of (A) the severance benefits that would have been payable to each such Business Employee under the Seller Benefit Plan in which such Business Employee participated, or was eligible for, immediately prior to the Closing, and (B) the severance benefits applicable to similarly situated employees of Purchaser or its Affiliates, in the case of clauses (A) and (B), taking into account such Business Employee’s additional period of service and increases in compensation following the Closing. Purchaser and its Affiliates (including the Purchased Entities) shall, in addition to meeting the applicable requirements of this Section 6.2, comply with any additional obligations or standards arising under applicable Laws or Contracts governing the terms and conditions of employment or termination of employment of the Business Employees. For the avoidance of doubt, any amounts payable under the Retention Awards shall be disregarded for this purpose of this Section 6.2.

(b) Severance or Other Termination Liabilities. If Purchaser or its Affiliates fail to comply with this Article VI, including by not making any Offer Employee an offer of employment in accordance with the terms of Section 6.1, then Purchaser and its Affiliates shall be solely responsible for any severance, termination indemnity, redundancy or similar termination payments or benefits that may become payable to any such Business Employee.

(c) Service Credit. For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Purchaser and its Affiliates providing benefits to any Business Employees after the Closing (the “New Plans”), each Business Employee shall be credited with his or her years of service with Seller and its Affiliates and their respective predecessors prior to the Closing, to the same extent as such Business Employee was entitled, prior to the Closing, to credit for such service under any similar Seller Benefit Plan in which such Business Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, each Business Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces a Seller Benefit Plan in which such Business Employee participated immediately before the Closing (such plans, collectively, the “Old Plans”). For purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Business Employee, Purchaser shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any Old Plan. Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Section 6.3 Seller Benefit Plans. From and after the Closing, the Business Employees who are employed by Purchaser or any of its Affiliates shall cease to be active participants in the Seller Benefit Plans that are not Purchased Entity Benefit Plans.

Section 6.4 Purchased Entity Benefit Plans. Purchaser and its Affiliates shall assume all assets (if any) and Liabilities related to all Purchased Entity Benefit Plans. To the extent a Purchased Entity Benefit Plan is not required to be funded by applicable Law or Seller does not control the assets or funding vehicle, there shall be no transfer of assets from Seller or its Affiliates. 401(k) Plan. Effective as of the Closing, Purchaser shall establish participation by the Business Employees in Purchaser’s tax-qualified defined contribution plan or plans with a cash or deferred feature (collectively, the “Purchaser 401(k) Plan”) for the benefit of each Business Employee who, as of immediately prior to the Closing, was eligible to participate in a tax-qualified defined contribution plan or plans maintained by Seller or its Subsidiaries (collectively, the “Seller 401(k) Plan”). As soon as practicable after the Closing Date, the Seller 401(k) Plan shall, to the extent permitted by Section 401(k)(10) of the Code, make distributions available to the applicable Business Employees, and the Purchaser 401(k) Plan shall accept any such distribution (including loans) as a rollover contribution if so directed by such Business Employees.

Section 6.5 Flexible Spending Accounts. Seller and Purchaser shall take all actions necessary or appropriate so that, effective as of the Closing Date: (i) the account balances (whether positive or negative) (the “Transferred FSA Balances”) under the applicable flexible spending plan of Seller or its Affiliates (collectively, the “Seller FSA Plan”) of the Business Employees who are participants in the Seller FSA Plan shall be transferred to one or more comparable plans of Purchaser (collectively, the “Purchaser FSA Plan”); (ii) the elections, contribution levels and coverage levels of such Business Employees shall apply under the Purchaser FSA Plan in the same manner as under the Seller FSA Plan; and (iii) such Business Employees shall be reimbursed from the Purchaser FSA Plan for claims incurred at any time during the plan year of the Seller FSA Plan in which the Closing Date occurs that are submitted to the Purchaser FSA Plan from and after the Closing Date on the same basis and the same terms and conditions as under the Seller FSA Plan. As soon as practicable after the Closing Date, and in any event within ten (10) Business Days after the amount of the Transferred FSA Balances is determined, Seller shall pay Purchaser the net aggregate amount of the Transferred FSA Balances, if such amount is positive, and Purchaser shall pay Seller the net aggregate amount of the Transferred FSA Balances, if such amount is negative.

Section 6.6 Accrued Vacation, Sick Leave and Paid Time Off. Purchaser shall recognize and assume all Liability with respect to accrued but unused vacation, sick leave and paid time off corresponding to the year in which Closing Date takes place and for all Business Employees. Purchaser shall promptly (and, in any event, within ten (10) Business Days following the later of the Closing Date and the date of the applicable payment) reimburse Seller for any payments made by Seller or its Affiliates to any Business Employees in respect of earned but unused vacation, paid time off and sick leave corresponding to the year in which the Closing Date takes place that become due as a result of the transfer of employment contemplated by Section 6.1. Purchaser shall allow Business Employees to use the vacation, paid time off and sick leave recognized or established in accordance with the first sentence of this Section 6.6 in accordance with the terms of Seller’s and its applicable Affiliates’ programs in effect immediately prior to the Closing Date (in addition to, and not in lieu of, any vacation, sick leave and paid time off accrued under the applicable plans or policies of Purchaser or its Affiliates on or following the Closing).

Section 6.7 Short-Term Incentive Compensation. Purchaser shall, or shall cause its Affiliates to, assume all obligations to pay any cash incentive compensation to Business Employees that is unpaid as of the Closing (the “Cash Incentive Compensation”), and Seller and its Affiliates shall not have any obligation to pay such Cash Incentive Compensation. All Cash Incentive Compensation shall be governed by plans, programs or arrangements maintained by Purchaser and its Affiliates (including the Purchased Entities) on terms and conditions no less favorable than those that applied to each such Business Employee immediately prior to the Closing Date, including with respect to target incentive opportunities and applicable performance metrics; provided that the amount of Cash Incentive Compensation actually paid by Purchaser and its Affiliates (including the Purchased Entities) to Business Employees shall be not less than the accrued amount of Cash Incentive Compensation included in Working Capital.

Section 6.8 Labor Matters. Purchaser and Seller shall, and shall cause their Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the transactions contemplated by this Agreement with each works council, union, labor board, employee group, or Governmental Entity (with respect to labor and similar matters) where so required under applicable Law. Seller shall regularly review with Purchaser the progress of the notifications, consultations and negotiations with each works council, union, labor board, employee group and such Governmental Entity regarding the effect, impact or timing of the transactions contemplated by this Agreement. Purchaser and Seller shall, and shall cause their applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees. Purchaser or its applicable Affiliate shall become a party to any Collective Bargaining Agreement (including any national, sector or local agreement) with respect to any Business Employee and shall, or shall cause its Affiliates to, be responsible for all Liabilities arising under any Collective Bargaining Agreement (including any national, sector or local agreement) with respect to any Business Employee. Purchaser shall, or shall cause its Affiliates to, join any industrial, employer or similar association or federation if membership is required for the applicable Collective Bargaining Agreement to continue to apply. Purchaser shall indemnify Seller and its Affiliates and their officers, directors, employees, and agents for any Liabilities incurred by Seller and its Affiliates with respect to Purchaser’s noncompliance with the foregoing obligations.

Section 6.9 Workers’ Compensation. Effective as of the Closing, Purchaser and its Affiliates shall be responsible for all workers’ compensation benefits payable to or on behalf of the Business Employees arising on or after the Closing Date; provided, however, that to the extent workers’ compensation with respect to any Business Employee is covered by an insured arrangement, Purchaser’s obligation shall be in accordance with Section 5.8 of this Agreement.

Section 6.10 Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereafter, shall be subject to the prior review and comment of Seller.

Section 6.11 Third-Party Beneficiary Rights. This Article VI is included for the sole benefit of the parties to this Agreement and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of Seller or any of its Affiliates, any Business Employee, any Former Business Employee or any Transferred Employee, who is not a party to this Agreement. Nothing contained in this Agreement (express or implied) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment. No current or former employee of Seller or any of its Affiliates, nor any Business Employee, Former Business Employee or Transferred Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against Purchaser, Seller or any of their respective Affiliates under this Article VI.

ARTICLE VII

CERTAIN TAX MATTERS

Section 7.1 Cooperation and Exchange of Information.

(a) Each Party shall, and shall cause its Affiliates to, provide to the other Party such cooperation, documentation and information relating to the Purchased Entities, the Specified Marketing Authorizations or the Business as either of them may reasonably request in connection with (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability or indemnity obligation for Taxes or a right to refund of Taxes, (iii) any financial statement in relation to Taxes, or (iv) conducting any Tax Proceeding. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided.

(b) Each Party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) ten (10) years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense.

(c) Notwithstanding anything to the contrary in this Agreement, neither Party shall be required to provide any Person with any Tax Return of or with respect to any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which such Party or any of its Affiliates is a member (including any Consolidated Tax Return).

Section 7.2 Tax Sharing Agreements. To the extent relating to the Purchased Entities, Seller shall terminate or cause to be terminated, on or before the Closing Date, the rights and obligations of the Purchased Entities pursuant to all Tax sharing agreements or arrangements (other than this Agreement or the other Transaction Documents), if any, to which any of the Purchased Entities, on the one hand, and Seller or any of its Affiliates (other than the Purchased Entities), on the other hand, are parties, and neither Seller nor any of its Affiliates (other than the Purchased Entities), on the one hand, nor any of the Purchased Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

Section 7.3 Preparation and Filing of Tax Returns.

(a) Seller shall prepare or cause to be prepared (x) all Consolidated Tax Returns and (y) all Tax Returns required to be filed by the Purchased Entities (or any consolidated, combined, unitary or affiliated group of which any Purchased Entity is a member) with respect to any taxable period ending on or before the Closing Date (other than any Tax Returns described in clause (x)). Purchaser shall timely file, or cause to be timely filed, any Tax Return that is required to be prepared by Seller pursuant to clause (y) of the immediately preceding sentence that is due after the Closing Date (taking into account any applicable extensions) (a “Purchaser-Filed Pre-Closing Tax Return”) and Seller shall not prepare any Purchaser-Filed Pre-Closing Tax Return in a manner that reflects a material position that is not supportable at a “more likely than not” (or higher) level of comfort. Seller shall deliver, or cause to be delivered, any such Purchaser-Filed Pre-Closing Tax Return to Purchaser at least fifteen (15) days prior to the due date for filing such Purchaser-Filed Pre-Closing Tax Return (taking into account any applicable extensions), together with the relevant support documentation and any additional information relating thereto that Purchaser may reasonably request. Purchaser shall have the right to review such Purchaser-Filed Pre-Closing Tax Return and support information, prior to the due date for filing of such Purchaser-Filed Pre-Closing Tax Return (taking into account any applicable extensions), and provide written comments to the Seller. Seller shall consider in good faith any comments timely received from Purchaser. No later than two (2) Business Days prior to the due date for filing (taking into account any appliable extensions) of any Purchaser-Filed Pre-Closing Tax Return, Seller shall pay to Purchaser an amount equal to any Excluded Taxes due and payable with respect to such Purchaser-Filed Pre-Closing Tax Return for which Seller is responsible pursuant to Section 10.3(a).

(b) Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns required to be filed in respect of the Purchased Entities other than the Tax Returns described in Section 7.3(a). In the case of any such Tax Return required to be filed in respect of a Straddle Period (a “Straddle Period Tax Return”), such Straddle Period Tax Return shall be prepared on a basis consistent with the past practices of the Purchased Entities. Purchaser shall deliver to Seller a draft of each Straddle Period Tax Return for its review and comment at least fifteen (15) days prior to the due date for the filing of any such Straddle Period Tax Return (taking into account any applicable extensions), together with a draft statement setting forth the amount of Taxes shown as due on such Straddle Period Tax Return that are Excluded Taxes for which Seller is responsible pursuant to Section 10.3(a) and any additional information relating thereto that Seller may reasonably request. Seller shall have the right to review such Tax Return, statement and additional information, prior to the due date for filing of such Tax Return (taking into account any applicable extensions), and provide written comments to the Purchaser, and Purchaser shall reflect on such Tax Return prior to filing any reasonable comments submitted by Seller. Without limiting any of the foregoing, Purchaser shall not file any Straddle Period Tax Return showing an amount for which Seller may be liable hereunder without Seller’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed). No later than two (2) Business Days prior to the due date for filing of any Straddle Period Return (taking into account any applicable extensions), Seller shall pay to Purchaser an amount equal to any Excluded Taxes due and payable with respect to such Straddle Period Tax Return for which Seller is responsible pursuant to Section 10.3(a). Neither Purchaser nor any of its Affiliates (including any Purchased Entity) shall file any amended Tax Return, or agree to any waiver or extension of the statute of limitations relating to Taxes with respect to any Purchased Entity or its Subsidiaries, for or with respect to a Pre-Closing Tax Period, in each case, without the prior written consent of Seller.

Section 7.4 Certain Tax Refunds and Benefits.

(a) Seller will be entitled to any refund (or credit or offset in lieu of a refund) of or received or realized with respect to Excluded Taxes, and to the extent any such refund (or credit or offset in lieu of a refund) is received or realized by Purchaser or any of its Affiliates (including the Purchased Entities), Purchaser will pay to Seller the amount of such refund (or credit or offset in lieu of a refund) (including interest received from any Taxing Authority with respect to such refund (or credit or offset in lieu of a refund)) net of any Taxes imposed with respect to the receipt of such refund within ten (10) days of receipt (or realization) thereof, except to the extent any such amounts were already included as an asset in the Working Capital and used to determine and increase the Purchase Price. In connection with the foregoing, if Seller determines that any of the Purchased Entities is entitled to file or make a formal or informal claim for a refund of Excluded Taxes (including by filing an amended Tax Return), Seller shall be entitled to file or make, or, at Seller’s request, Purchaser shall cause the applicable

Purchased Entity to file or make, such formal or informal claim for refund. Seller shall be entitled to control the prosecution of such claim for refund provided that it is primarily related to Pre-Closing Tax Periods, at its exclusive cost. Purchaser and Seller shall equitably apportion any refund (or credit or offset in lieu of a refund) (including interest received from any Taxing Authority with respect to such refund (or credit or offset in lieu of a refund)) received or realized with respect to Taxes imposed on or with respect to any Purchased Entity for a Straddle Period in a manner consistent with the principles set forth in Section 7.8.

(b) Seller shall be entitled to any Tax benefits attributable to or associated with the payment of Cash Incentive Compensation by Purchaser or its Affiliates (including the Purchased Entities) following the Closing pursuant to Section 6.7. Purchaser shall pay over the amount of such Tax benefits to Seller no later than ten (10) Business Days after the date on which the relevant Tax Return is filed.

Section 7.5 Tax Proceedings.

(a) After the Closing, Purchaser shall promptly notify Seller in writing, and in reasonable detail, of any Tax Proceeding that could reasonably be expected to give rise to a claim for Excluded Taxes by Purchaser or its Affiliates (including, after the Closing, the Purchased Entities) (an “Indemnified Tax Proceeding”) as promptly as reasonably possible (and in no event more than ten (10) days) after receipt by Purchaser or its Affiliates, as applicable, of notice of such Indemnified Tax Proceeding; provided that failure to give such notification within such time period shall not affect the indemnification provided hereunder except to the extent Seller has been actually prejudiced as a result of such failure. For the avoidance of doubt, in the event that Purchaser’s failure to give such notice in a timely manner would result in Seller being required by this Agreement (before the application of this sentence) to pay additional amounts to Purchaser or any of its Affiliates on account of any Taxes imposed on or with respect to any related indemnification payment(s), the Seller shall be treated as materially prejudiced by such failure. Thereafter, Purchaser shall deliver to Seller, within ten (10) Business Days after Purchaser’s or its Affiliates’ receipt thereof, copies of all material notices and documents received by Purchaser or any of its Affiliates relating to such Indemnified Tax Proceeding.

(b) At Seller’s election, Seller shall have the right to control any Indemnified Tax Proceeding concerning the Purchased Entities for any taxable period ending on or before the Closing Date (a “Seller Controlled Tax Proceeding”). Seller shall consult with Purchaser regarding any such Seller Controlled Tax Proceeding, and shall promptly provide Purchaser with information and documents related thereto. Seller shall not settle or compromise any material issues arising in connection with such Seller Controlled Tax Proceeding without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned, or delayed) to the extent it is reasonably expected to materially affect the tax position of Purchaser or its Affiliates (including the Purchased Entities) for a Post-Closing Tax Period.

(c) With respect to any other Indemnified Tax Proceeding (including any Indemnified Tax Proceeding that Seller does not elect to control pursuant to clause (b) above), Purchaser shall control such Indemnified Tax Proceeding (a “Purchaser Controlled Tax Proceeding”); provided that (i) Purchaser shall consult with Seller regarding such Purchaser Controlled Tax Proceeding, (ii) promptly provide Seller with information and documents related thereto, (iii) defend the Purchaser Controlled Tax Proceeding diligently and in good faith as if it were the only Person affected by such Purchaser Controlled Tax Proceeding, (iv) permit Seller or its representative to attend any material hearings or conferences with respect to such Purchaser Controlled Tax Proceeding, and (v) not settle or compromise any material issues arising in connection with such Purchaser Controlled Tax Proceeding without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned, or delayed) to the extent related to Excluded Taxes (or matters that could give rise to Excluded Taxes).

(d) Notwithstanding anything herein to the contrary, the Seller shall have the exclusive right to control any Tax Proceeding with respect to any Taxes or Tax Returns of Seller or any of its Affiliates (other than the Purchased Entities) or of any combined, consolidated, unitary, or similar group of which Seller or any of its Affiliates is a member (including any Consolidated Tax Return). Except as otherwise provided in this Section 7.5, Purchaser shall have the exclusive right to control all Tax Proceedings with respect to the Purchased Entities.

(e) In the event of any conflict or inconsistency between any provision of this Agreement governing the conduct of a Tax Proceeding and a provision in the Exit Tax Consolidation Agreement governing the conduct of a Tax Proceeding, then the provision of this Agreement shall control.

Section 7.6 Tax Treatment of Payments. Except to the extent otherwise required pursuant to applicable Tax Laws (and relevant accounting rules) and to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Law), Seller, Purchaser, the Purchased Entities and their respective Affiliates shall treat any and all payments under Section 2.5, Section 7.3, Section 7.4 and Article X, and any Milestone Payments, as an adjustment to the purchase price for Tax purposes.

Section 7.7 Post-Closing Actions. Notwithstanding anything herein to the contrary, neither Purchaser nor any of its Subsidiaries or Affiliates (including, after the Closing Date, the Purchased Entities) shall (a) take any action outside the ordinary course of business on the Closing Date after the Closing, (b) make or cause to be made any election with respect to any Purchased Entity (including any entity classification election pursuant to U.S. Treasury Regulations Section 301.7701-3), change or cause to be changed any method of Tax accounting or any Tax accounting period of any Purchased Entity, which election or change would be effective on or prior to the Closing Date, or make any election under Section 338 or Section 336 of the Code with respect to the direct or indirect acquisition of any Purchased Entity pursuant to this Agreement or (c) unless otherwise required by applicable Law, take any action or engage in any transaction that would reasonably be expected to increase (i) any Excluded Tax, (ii) any Tax liability required to be reflected as a reserve or Liability in Working Capital (or otherwise require any Tax liability to be reflected as a reserve or Liability in Working Capital that would not otherwise be required to be so reflected) for purposes of calculating the Final Upfront Purchase Price or (iii) any Tax liability of Seller or any of its Affiliates (other than the Purchased Entities).

Section 7.8 Straddle Period. For purposes of this Agreement, in the case of any Straddle Period, (a) real property, personal property and similar ad valorem Taxes shall be allocated between the Pre-Closing Tax Period and the portion of such Straddle Period beginning after the Closing Date on a per diem basis and (b) Taxes other than Taxes described in clause (a) shall be allocated between the Pre-Closing Tax Period and the portion of such Straddle Period beginning after the Closing Date as if such Straddle Period ended as of close of business on the Closing Date.

Section 7.9 Tax Treatment. For U.S. federal, and applicable state and local, income tax purposes, the sale of the U.S. Purchased Interests pursuant to this Agreement shall be treated as a taxable sale of all of the assets of the U.S. Purchased Entity by the U.S. Seller Entity to Purchaser (or the Designated U.S. Purchaser, as applicable). The Parties (a) shall file all Tax Returns in a manner consistent with such treatment and (b) shall not take any position inconsistent with such treatment in any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law.

Section 7.10 Purchase Price Allocation.

(a) For all Tax purposes, Seller and Purchaser agree to allocate and, as applicable, to cause their relevant Affiliates to allocate, the Final Upfront Purchase Price (as finally determined pursuant to Section 2.5) and any other items that are treated as additional consideration among the assets acquired for Tax purposes) in accordance with the Allocation Schedule. For U.S. federal income Tax purposes, the portion of the Final Upfront Purchase Price allocated to the U.S. Purchased Interests pursuant to the previous sentence (together with any assumed liabilities of the U.S. Purchased Entity and all other items properly treated as consideration for U.S. federal income Tax purposes) (the “U.S. Purchase Price”) shall be allocated among the assets of the U.S. Purchased Entity in accordance with Section 1060 of the Code and the U.S. Treasury Regulations promulgated thereunder and in accordance with the Allocation Schedule. The parties shall file all Tax Returns in a manner consistent with the Allocation Schedule and the immediately preceding sentence and shall not take any position for Tax purposes that is inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning Section 1313(a) of the Code or any similar provision of state, local or non-U.S. Law.

(b) In the event that the allocation set forth on the Allocation Schedule is disputed by any Taxing Authority, the Party receiving notice of such dispute shall promptly notify the other Party in writing of such notice and resolution of the dispute.

Section 7.11 Transfer Taxes. Notwithstanding anything in this Agreement to the contrary, (i) Seller, on the one hand, and Purchaser, on the other hand, shall each be responsible for fifty percent (50%) of any Transfer Taxes and (ii) Purchaser shall be responsible for all VAT imposed on any transaction or supply contemplated by, or provided pursuant to, this Agreement. The Party responsible under applicable Law for filing the Tax Returns with respect to Transfer Taxes shall prepare and timely file such Tax Returns (and the non-filing Party shall timely provide payment of such Party’s share of such Transfer Taxes if any payment is due) and promptly provide a copy of any such Tax Return to the other Party. Purchaser shall pay to Seller or its relevant Affiliate any VAT imposed on any transaction or supply contemplated by, or provided pursuant to, this Agreement upon receipt of a proper invoice. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to Transfer Taxes or VAT imposed on any transaction or supply contemplated by this Agreement, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes or any VAT; provided that, notwithstanding any of the foregoing, neither Party shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes or any VAT, or any claim for any reduction thereof, if such Party determines in its sole discretion that the filing of such claim or any related action would have an adverse effect on such Party.

Section 7.12 French Tax Covenant. The Seller undertakes and warrants that, prior to the Closing Date, the French Purchased Entity will have prepared satisfying transfer pricing documentation for fiscal years 2020, 2021, 2022 and 2023 in the form of a local file in line with the requirements set by Article L.13 AA of the French Tax procedure code.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1 Conditions to Each Party’s Obligations to Close. The respective obligations of Seller and Purchaser to effect the Closing are subject to the satisfaction or (to the extent permitted by Law) waiver by mutual agreement of Seller and Purchaser at or prior to the Closing of the following conditions:

(a) Regulatory Approvals. The Regulatory Approvals required to be obtained in connection with the consummation of the Transaction and the other transactions contemplated hereby from the Governmental Entities set forth in Section 8.1(a) of the Seller Disclosure Schedules shall have been obtained.

(b) No Injunctions or Restraints. No Judgment issued by any Governmental Entity of competent jurisdiction shall have been entered and remain in effect which prevents the consummation of the Closing.

(c) Business Material Adverse Effect. No Business Material Adverse Effect shall have occurred and be continuing as of the Closing Date.

Section 8.2 Frustration of Closing Conditions. Neither Purchaser nor Seller may rely as a basis for terminating this Agreement on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 5.1.

ARTICLE IX

TERMINATION; EFFECT OF TERMINATION

Section 9.1 Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transaction and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by Seller or by Purchaser, subject to Section 11.7, if the Closing shall not have occurred on or prior to October 31, 2024 (the “Outside Date”); provided that (x) if all of the conditions set forth in Article VIII are satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, are then capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Outside Date but (y) the Closing would thereafter occur in accordance with Section 2.3 on a date (the “Specified Date”) that occurs after such Outside Date, then the Outside Date shall automatically be extended to such Specified Date and the Specified Date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to (i) any Party whose failure to perform any covenant or agreement under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date or (ii) any Party during the pendency of any Proceeding brought by the other Party for specific performance of this Agreement;

(c) by Seller or by Purchaser, if a permanent Judgment issued by a Governmental Entity of competent jurisdiction shall have become final and nonappealable, preventing the consummation of the Transaction; provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose failure to perform any covenant or agreement under this Agreement has been the cause of, or resulted in, the issuance of such Judgment; or

(d) by Seller if (i) all of the conditions set forth in Section 8.1 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but which are capable of being satisfied), (ii) Seller has confirmed in writing that Seller stands ready, willing and able to consummate the Closing, and (iii) Purchaser has failed to consummate the Closing by the date the Closing should have occurred pursuant to Section 2.3.

Section 9.2 Effect of Termination. If this Agreement is terminated and the Transaction is abandoned as described in Section 9.1, this Agreement shall become null and void and of no further force and effect, without any Liability or obligation on the part of any Party or its Affiliates, directors, officers or employees; provided that the provisions of the last sentence of Section 5.1(e), Section 5.3, Section 9.1, this Section 9.2, Section 9.3 and Article XI shall remain in full force and effect; and provided, further, that nothing in this Section 9.2 shall release or relieve any Party from any Liability for any willful and material breach by such Party of any covenant or agreement in this Agreement. Notwithstanding the foregoing, nothing in this Section 9.2 shall release or relieve Purchaser from any Liability in respect of reimbursement or similar obligations with respect to Seller or its Affiliates expressly set forth in this Agreement. For the purposes of this Agreement, “willful and material breach” means a willful and material breach of this Agreement that is the consequence of an intentional act or intentional failure to act by a Party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

Section 9.3 Notice of Termination. In the event of termination by Seller or Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other Party.

ARTICLE X

INDEMNIFICATION

Section 10.1 Survival.

(a) The representations and warranties of Seller contained in this Agreement shall survive the Closing until the date that is eighteen (18) months after the Closing Date; provided that the Seller Fundamental Representations shall survive the Closing until the date that is the later of (i) four (4) years after the Closing Date or (ii) sixty (60) days after the expiration of all applicable statutes of limitation.

(b) The representations and warranties of Purchaser contained in this Agreement shall survive the Closing until the date that is eighteen (18) months after the Closing Date; provided that the Purchaser Fundamental Representations shall survive the Closing until the date that is the later of (i) four (4) years after the Closing Date or (ii) sixty (60) days after the expiration of all applicable statutes of limitation.

(c) Subject to Section 10.1(e), (i) the covenants and agreements contained in this Agreement that require performance in full prior to the Closing (and any rights arising out of any breach of such covenants and agreements), in each case, shall not survive the Closing; provided that the covenants and agreements contained in Section 5.2 and Section 5.6 (and any rights arising out of any breach of such covenants and agreements) shall survive the Closing until the date that is six (6) months after the Closing Date, and (ii) the covenants and agreements in this Agreement that by their terms apply or are to be performed, in whole or in part, at or after the Closing (and any rights arising out of any breach of such covenants and agreements), in each case, shall survive the Closing for the period provided in such covenants and agreements, if any, or until fully performed.

(d) No Person shall be entitled to indemnification, and no Proceeding seeking to recover Covered Losses or other relief shall be commenced or maintained, after the end of the relevant survival period set forth herein, unless a claim for indemnification with respect thereto has previously been made in accordance with this Agreement.

(e) Notwithstanding any other provision in this Agreement, the indemnification obligations set out in (i) Section 10.3(a) shall survive the Closing until the date that is sixty (60) days after the expiration of all applicable statutes of limitation, (ii) Section 10.3(c) shall survive the Closing until the date that is five (5) years after the Closing Date, and (iii) Section 10.3(b), Section 10.3(d) and Section 10.3(e) shall survive the Closing until the date that is the later of (x) five (5) years after the Closing Date or (y) sixty (60) days after the expiration of all applicable statutes of limitation.

Section 10.2 Indemnification by Seller.

(a) Subject to the provisions of this Article X, effective as of and after the Closing, Seller shall indemnify and hold harmless, on an after Tax basis, Purchaser and its Affiliates (collectively, the “Purchaser Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Purchaser Indemnified Parties to the extent resulting from (i) any breach of any representation or warranty contained in Article III, (ii) any breach of any covenant or agreement of Seller contained in this Agreement that survives the Closing, for the period it survives, or (iii) the indemnification obligations contained in Section 10.3.

(b) Notwithstanding anything in this Agreement to the contrary:

(i) Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Covered Losses pursuant to Section 10.2(a)(i) for a breach of a Seller Fundamental Representation to the extent that such Covered Losses or the related Liabilities are reflected, reserved, accrued, recorded or included in the Business Financial Information, the Purchased Entity Financial Information, the Working Capital, the Adjustment Amount or Indebtedness, in each case as finally determined pursuant to Section 2.5;

(ii) The cumulative indemnification obligation of Seller for breaches of the Seller’s Representations and Warranties (other than the Seller Fundamental Representations) shall in no event exceed €1 (the “Cap”);

(iii) Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Covered Losses pursuant to Section 10.2(a)(ii) for a breach of any of the covenants or agreements contained in Section 5.2 and Section 5.6 until the aggregate amount of the Purchaser Indemnified Parties’ Covered Losses under Section 10.2(a)(ii) for such breach exceeds €100,000, it being understood that if such Covered Losses exceed such minimum amount, Seller shall be obligated for only such Covered Losses in excess of such minimum amount, subject to the other provisions of this Article X; provided that the cumulative indemnification obligation of Seller pursuant to Section 10.2(a)(ii) for a breach of any of the covenants or agreements contained in Section 5.2 or Section 5.6 shall in no event exceed €40,000,000;

(iv) The cumulative indemnification obligation of Seller for breaches of the Seller Fundamental Representations, any covenant or agreement of Seller contained in this Agreement, and for the indemnification obligations contained in Section 10.3 shall in no event exceed the Closing Purchase Price; and

(v) No limitation on liability set out in this Agreement shall apply where there has been Fraud in relation to the matter giving rise to a claim.

Section 10.3 Seller Specific Indemnification Obligations.

(a) Subject to the provisions of this Article X, effective as of and after the Closing, Seller shall indemnify, defend and hold harmless, on an after Tax basis, the Purchaser Indemnified Parties, from and against all Excluded Taxes; provided, however, that Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party from or against any Taxes (x) to the extent that such Taxes or the related Liabilities are reflected, reserved, accrued, recorded or included in the Business Financial Information, the Purchased Entity Financial Information, Working Capital, the Adjustment Amount or Indebtedness, in each case as finally determined pursuant to Section 2.5, (y) resulting from any breach by Purchaser or any of its Affiliates (including, after the Closing, the Purchased Entities) of any covenant in this Agreement, or (z) imposed with respect to a Post-Closing Tax Period. Notwithstanding anything herein to the contrary, the conduct of any Third Party Claim relating to Excluded Taxes or any other Tax Proceeding shall be governed by Section 7.5 (and Section 10.5 (other than Section 10.5(a)) shall not apply).

(b) Seller shall indemnify, defend and hold harmless, on an after Tax basis, the Purchaser Indemnified Parties, from and against any and all Covered Losses (other than Taxes) incurred or suffered by any of the Purchaser Indemnified Parties to the extent resulting from the Retained Liabilities.

(c) Seller shall indemnify, defend and hold harmless, on an after Tax basis, the Purchaser Indemnified Parties, from and against any and all Covered Losses (other than Taxes) incurred or suffered by the Purchased Entities to the extent resulting from any product liability of any of the Business Products that were manufactured on or before the Closing Date under applicable product liability Law; provided that Seller shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Covered Losses pursuant to this Section 10.3(c) until the aggregate amount of the Purchaser Indemnified Parties’ Covered Losses under this Section 10.3(c) exceeds €100,000, it being understood that if such Covered Losses exceed such minimum amount, Seller shall be obligated for only such Covered Losses in excess of such minimum amount, subject to the other provisions of this Article X; provided, further, that the cumulative indemnification obligation of Seller under this Section 10.3(c) shall in no event exceed €40,000,000.

(d) Seller shall indemnify, defend and hold harmless, on an after Tax basis, the Purchaser Indemnified Parties, from and against any and all Covered Losses (other than Taxes) incurred or suffered by any of the Purchaser Indemnified Parties to the extent resulting from the Proceedings initiated by the California Health and Human Services Agency of the State of California prior to the Closing against the French Seller Entity relating to the late submission of wholesale acquisition (WAC) reports concerning any of the Business Products, pursuant to that Notice of Penalty, dated January 5, 2024 and addressed to the French Seller Entity.

(e) Seller shall indemnify, defend and hold harmless, on an after Tax basis, the Purchaser Indemnified Parties from and against any and all Covered Losses (other than Taxes) incurred or suffered by any of the Purchaser Indemnified Parties to the extent directly resulting from any Seller Benefit Plan (other than any Purchased Entity Benefit Plan). For the avoidance of doubt, the indemnity contemplated by this Section 10.3(e) shall not apply to any Liabilities assumed or retained by a Purchaser Indemnified Party pursuant to Article VI.

Section 10.4 Indemnification by Purchaser.

(a) Subject to the provisions of this Article X, effective as of and after the Closing, the Purchaser shall indemnify and hold harmless, on an after Tax basis, Seller and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Covered Losses incurred or suffered by any of the Seller Indemnified Parties to the extent resulting from (i) any breach of any of the Purchaser’s Representations and Warranties, (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement that survives the Closing, for the period it survives, (iii) any Specified Liability or (iv) any other Liability of or payable by any Seller Indemnified Party to the extent arising out of (A) the Purchased Entities (including their operation of the Business), whether accruing or arising prior to, on or after the Closing (other than Taxes imposed on the Purchased Entities with respect to any Pre-Closing Tax Period), or (B) the Business to the extent accruing or arising on or after the Closing (other than, in the case of this clause (B), any such Liability to the extent accruing or arising solely from any actions or omissions of Seller or its Affiliates after the Closing) (provided that any indemnification pursuant to this clause (iv) shall be subject to, and shall not override or limit in any way, Purchaser’s rights to indemnification pursuant to Section 10.2(a)). Notwithstanding the foregoing, the Purchaser’s obligation to indemnify and hold harmless the Seller Indemnified Parties under clause (iv) of Section 10.4(a) shall not include any attorneys’ fees and any other litigation and/or defense costs incurred by the Seller and/or its Affiliates.

(b) With respect to any Liability incurred by or asserted against any Seller Indemnified Party that (i) arises out of the Business and (ii) accrues or arises from any actions or omissions taking place before the Closing (such Liabilities, the “Pre-Closing Business Liabilities”), the Purchaser agrees to (and to cause its Affiliates (including the Purchased Entities) to) reasonably cooperate with the Seller to, and use reasonable best efforts to, seek recovery for such Liability under the R&W Insurance Policy (to the extent coverage is available therefor under such policy) or other insurance policy available to Purchaser or the Purchased Entities, and Purchaser shall, and shall cause its Affiliates to, pay to Seller all amounts recovered from the R&W Insurance Policy or such other insurance policy in connection with said Liability net of any costs, taxes and expenses incurred by Purchaser and its Affiliates in obtaining such recovery under the R&W Insurance Policy or other insurance policy. Furthermore, and for so long as the Seller or any of its Affiliates is subject to any Proceeding in connection with any Pre-Closing Business Liability, the Purchaser shall, and shall cause its Affiliates (including the Purchased Entities) to, reasonably cooperate with Seller and its counsel in the contest or defense against such Proceeding, in providing evidence of the transfer of the ownership of the Business to the Purchaser effected by means of this Agreement and in causing the applicable third party to withdraw its claim against Seller or its Affiliates (on the understanding that such cooperation shall never imply that the Purchaser or its Affiliates (including the Purchased Entities) shall assume or be responsible for any attorneys’ fees and any other litigation and/or defense costs incurred by the Seller and its Affiliates).

(c) Notwithstanding anything in this Agreement to the contrary, the cumulative indemnification obligation of Purchaser under Section 10.4(a)(i) shall in no event exceed the Cap; provided, however, that, notwithstanding the foregoing, the cumulative indemnification obligation of Purchaser under Section 10.4(a)(i) for breaches of Purchaser Fundamental Representations shall in no event exceed the Closing Purchase Price.

(d) No limitation on liability set out in this Agreement shall apply where there has been Fraud in relation to the matter giving rise to a claim.

Section 10.5 Procedures.

(a) Any Person entitled to be indemnified under this Article X (the “Indemnified Party”) shall promptly give written notice to the Party from whom indemnification may be sought (the “Indemnifying Party”) of any pending or threatened Proceeding against the Indemnified Party that has given or would reasonably be expected to give rise to such right of indemnification with respect to such Proceeding (a “Third Party Claim”), indicating, with reasonable specificity, the nature of such Third Party Claim, the basis therefor, a copy of any documentation received from the third party, the amount and calculation of the Covered Losses for which the Indemnified Party is entitled to indemnification under this Article X (or a reasonable estimation of that amount to the extent possible) together with a good faith estimate of any such future Covered Losses relating thereto, and the provision(s) of this Agreement in respect of which such Covered Losses shall have occurred, and the Indemnified Party shall promptly deliver to the Indemnifying Party any information or documentation related to the foregoing reasonably requested by the Indemnifying Party. A failure by the Indemnified Party to give notice and to tender the defense of the Proceeding in a timely manner pursuant to this Section 10.5(a) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is materially prejudiced thereby. For the avoidance of doubt, in the event that an Indemnified Party’s failure to give notice or tender the defense of the Proceeding in a timely manner would result in a the Indemnifying Party being required by this Agreement (before the application of this sentence) to pay additional amounts to the Indemnified Party on account of any Taxes imposed on or with respect to any related indemnification payment(s), the Indemnifying Party shall be treated as materially prejudiced by such failure.

(b) With respect to any Third Party Claim, the Indemnifying Party under this Article X shall have the right, but not the obligation, to assume the control and defense, at its own expense and by counsel of its own choosing, of such Third Party Claim and any Third Party Claims related to the same or a substantially similar set of facts; provided that the Indemnifying Party shall not be entitled to assume the control and defense of such Third Party Claim, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if such Third Party Claim seeks solely non-monetary relief or involves criminal matters. If the Indemnifying Party so undertakes to control and defend any such Third Party Claim, it shall notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third Party Claim; provided, however, that the Indemnifying Party shall not settle any such Third Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement does not involve any injunctive relief against or any finding or admission of any violation of Law or wrongdoing by the Indemnified Party, and any money damages are borne solely by the Indemnifying Party. Subject to the foregoing, the Indemnified Party shall have the right to employ separate legal counsel and to participate in but not control the defense of such Proceeding at its own cost and expense; provided that, subject to the provisions of this Article X, the Indemnifying Party shall bear the reasonable fees of one firm of legal counsel (and one additional firm of legal counsel in each jurisdiction implicated in such Proceeding) representing all Indemnified Parties in such Proceeding and all related Proceedings, if, but only if, the defendants in such Proceeding include both an Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have reasonably concluded, based on the advice of legal counsel, that there is a material conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such Proceeding. In any event, the Indemnified Party shall cause its legal counsel to cooperate with the Indemnifying Party and its legal counsel and shall not assert any position in any Proceeding inconsistent with that asserted by the

Indemnifying Party. No Indemnified Party may settle any Third Party Claim without the written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). If the Indemnifying Party does not assume the control and defense of a Third Party Claim, it shall nevertheless be entitled to participate in the defense of such Proceeding at its own cost and expense, and the Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third Party Claim. Notwithstanding anything herein to the contrary, Seller shall have the exclusive right to control any Tax Proceeding with respect to Taxes or Tax Returns of Seller, any of its Affiliates (other than the Purchased Entities) or any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which Seller or any of its Affiliates (other than the Purchased Entities) is a member. For the avoidance of doubt, Section 7.5 shall govern any Tax Proceeding or Third Party Claim relating to Excluded Taxes (and Section 10.5 (other than Section 10.5(a)) shall not apply).

(c) In the event that any Indemnified Party has or may have an indemnification claim against any Indemnifying Party under this Article X that does not involve a Third Party Claim, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party indicating, with reasonable specificity, the nature of such claim, the basis therefor, the amount and calculation of the Covered Losses for which the Indemnified Party is entitled to indemnification under this Article X (or a reasonable estimation of that amount to the extent possible) together with a good-faith estimate of any such future Covered Losses relating thereto, and the provision(s) of this Agreement in respect of which such Covered Losses shall have occurred, and the Indemnified Party shall promptly deliver to the Indemnifying Party any information or documentation related to the foregoing reasonably requested by the Indemnifying Party. A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 10.5(c) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is materially prejudiced thereby. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations during a thirty (30) day-period, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction set forth in Section 11.8.

Section 10.6 Exclusive Remedy and Release. Purchaser and Seller acknowledge and agree that, except with respect to claims under the Transition Services Agreement and the Exit Tax Consolidation Agreement (which shall be governed exclusively by the Transition Services Agreement and the Exit Tax Consolidation Agreement, respectively), claims seeking specific performance or other equitable relief with respect to covenants or agreements to be performed after the Closing, and Fraud, following the Closing, the indemnification provisions of Section 10.2, Section 10.3 and Section 10.4 shall be the sole and exclusive remedies of Purchaser and Seller, respectively, and any of their respective Affiliates, for any Liabilities (including in respect of any claims for breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, including any breach of any representation or warranty in this Agreement by any Party, or any breach of or failure by any Party to perform or comply with any covenant or agreement in this Agreement and the other Transaction Documents. In furtherance of the foregoing, except with respect to claims under the Transition Services Agreement and the Exit Tax Consolidation Agreement (which shall be governed exclusively by the Transition Services Agreement and the Exit Tax Consolidation Agreement, respectively), claims seeking specific performance or other equitable relief with respect to covenants or agreements to be performed after the Closing, and Fraud, from and after the Closing, the Parties hereby waive, on behalf of themselves and their Affiliates, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against Seller or any of its Affiliates, or Purchaser or any of its Affiliates, as the case may be, as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, whether arising under or based upon breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise. Without limiting the generality of the foregoing, the Parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled.

Section 10.7 Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Covered Losses and Excluded Taxes shall be (a) reduced by any Tax benefits actually realized by the Indemnified Party or its Affiliates in connection with the incurrence of such Covered Loss or Tax and (b) net of any third-party insurance or indemnity, contribution or similar proceeds that have been recovered or are recoverable (net of any Taxes or other expenses incurred in connection with such recovery) by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification (it being agreed that if third-party insurance or indemnification, contribution or similar proceeds in respect of such facts are recovered by the Indemnified Party or its Affiliates subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent of the indemnification payment made), and indemnification shall not be available hereunder unless the Indemnified Party first uses, and causes its Affiliates to use, reasonable best efforts to seek full recovery under all insurance and indemnity, contribution or similar provisions covering such Covered Loss or Tax to the same extent as it would if such Covered Loss were not subject to indemnification hereunder. Without limiting the foregoing, in the event that (i) the Indemnifying Party elects to estimate and prepay to the Indemnified Party a Covered Loss or Excluded Tax upon receipt of notification from the Indemnified Party of an Indemnified Tax Proceeding, Third Party Claim or other indemnification claim, and (ii) such estimated prepaid amounts are subsequently determined, subject to and in accordance with the terms of this Article X, to be in excess of the actual amount of the Covered Loss or Excluded Tax, the Indemnified Party shall promptly remit to the Indemnifying Party such excess amount. As an exception to the foregoing and for the avoidance of doubt, neither the Purchaser nor any of its Affiliates shall be obliged to first seek recovery under the Seller’s insurance policies pursuant to the terms of Section 5.8 before seeking indemnification from the Seller or its Affiliates under this Agreement or any of the other Transaction Documents. Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article X, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party and otherwise cooperate with the Indemnifying Party in seeking recovery thereunder. Purchaser agrees that the R&W Insurance Policy will expressly exclude any right of subrogation against Seller and its Affiliates, except in case of Fraud. No Indemnified Party shall be entitled to recover more than once in respect of the same Covered Loss, and for the avoidance of doubt, no indemnification shall be owed to any Indemnified Party pursuant to this Article X for any Covered Losses the extent that such Covered Losses are reflected, reserved, accrued, recorded or included in the Working Capital, the Adjustment Amount or Indebtedness, in each case as finally determined pursuant to Section 2.5.

Section 10.8 Mitigation. Each of the Parties agrees to use, and to cause its Affiliates to use, its reasonable best efforts to mitigate its respective Covered Losses and Taxes upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Covered Losses or Taxes that are indemnifiable hereunder. The Parties acknowledge and agree that indemnification under this Article X shall not be available to any Party or any Indemnified Party with respect to any Covered Loss or Tax to the extent such Covered Loss or Tax relates to, results from or arises out of, in whole or in part, a failure by such Person or its Affiliates to use reasonable best efforts to mitigate such Covered Loss or Tax.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1 Entire Agreement. This Agreement, the Put Option and the other Transaction Documents, and the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement, along with the Seller Disclosure Schedules and Purchaser Disclosure Schedules, constitute the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter. In the event of a conflict between the terms of this Agreement and the terms of any Transaction Document, the terms of this Agreement shall control.

Section 11.2 Disclosure Schedules. The Seller Disclosure Schedules and the Purchaser Disclosure Schedules, and all schedules attached thereto, and all Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Any capitalized terms used in any Exhibit or in the Seller Disclosure Schedules or the Purchaser Disclosure Schedules but not otherwise defined therein shall be defined as set forth in this Agreement. Any information, item or other disclosure set forth in any Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be, shall be deemed to be disclosed with respect to any other Section of this Agreement (or to have been set forth in any other Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as the case may be), if the relevance of such disclosure to such other Section is reasonably apparent notwithstanding the omission of a reference or a cross-reference with respect thereto and notwithstanding any reference to a Section of the Seller Disclosure Schedules or the Purchaser Disclosure Schedules, as applicable, in such Section of this Agreement.

Section 11.3 Assignment. Neither this Agreement nor any of the rights and obligations hereunder may be assigned or transferred by either Party (whether by operation of Law or otherwise) without the prior written consent of the other Party, this being without prejudice to (i) the Purchaser’s right to designate a Designated U.S. Purchaser, a Designated MAH and a Designated MAO in accordance with the terms of this Agreement; and (ii) the Purchaser’s right to pledge, security assign or otherwise create security over its rights under this Agreement and any other Transaction Documents in favor of any lenders financing of refinancing the acquisition of the Purchased Interests, the Purchased Loan Rights and/or the Specified Marketing Authorizations. Any attempted assignment in violation of this Section 11.3 shall be void. In the event that following the Closing, Purchaser or any of its Affiliates transfers a material portion of its interest in the Business, the Purchased Interests or the Purchased Entities (directly, indirectly, by operation of Law or otherwise) to any of Purchaser’s Affiliates, such Affiliates shall expressly assume the Liabilities and obligations of Purchaser hereunder by executing a joinder to this Agreement acceptable to Seller; provided that any such transfer shall not relieve Purchaser of its Liabilities or obligations hereunder. Subject to the preceding sentences in this Section 11.3, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

Section 11.4 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. By an instrument in writing, Purchaser, on the one hand, or Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that the other Party was or is obligated to comply with or perform. Such waiver or failure to insist on strict compliance with such term or provision shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure of compliance.

Section 11.5 No Third-Party Beneficiaries. Except for Section 5.6(b), Section 5.6(c), Section 10.2 and Section 10.4, which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the other Transaction Documents and the Exhibits and Schedules hereto and thereto are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 11.6 Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or five (5) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when given in the form of an email transmission (receipt confirmation requested) (unless the sender receives a “bounceback” or other failure to deliver message notification), and shall be directed to the address set forth below (or at such other address or email address as such Party shall designate by like notice):

(a)	if to Purchaser:

Esteve Healthcare, S.L.

Passeig de la Zona Franca, 109, 4ª planta

08038 Barcelona (Spain)

Attention:	Staffan Schüberg (CEO)
Daniel Girona (CLO)
Email:	schuberg@esteve.com
dgirona@esteve.com

with a copy (which shall not constitute notice) to:

Clifford Chance, S.L.P.

Avda. Diagonal 682, planta 13

08034 Barcelona (Spain)

Attention:	Guillermo Guardia
Jose Maria Vilaseca
Email:	guillermo.guardia@cliffordchance.com
josemaria.vilaseca@cliffordchance.com

(b)	if to Seller:

Perrigo Company plc

c/o Perrigo Company

515 Eastern Avenue

Allegan, MI 49010

Attention:	Kyle Hanson
Legal Department
Email:	Kyle.Hanson@perrigo.com
Legal@perrigo.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Igor Kirman, Esq.
Victor Goldfeld, Esq.
Eric M. Feinstein, Esq.
Email:	IKirman@wlrk.com
VGoldfeld@wlrk.com
EMFeinstein@wlrk.com

Section 11.7 Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, without prejudice to the other remedies provided for in article 1217 of the French code civil (the “French Civil Code”), the Parties acknowledge and agree that each of the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such Party is entitled in Law or in equity, in accordance with articles 1221 and 1222 of the French Civil Code. As an exception to article 1221 of the French Civil Code, the

Parties expressly agree that the specific performance of the obligations contained in this Agreement may be sought by any Party even if there is a manifest disproportion between its cost to the debtor and its interest for the creditor. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at Law or that any such award is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such remedy. The Parties further agree that nothing set forth in this Section 11.7 shall require any Party hereto to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 11.7 prior or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination). Without prejudice to any other provision of this Agreement, each Party irrevocably waives any right to terminate this Agreement under article 1226 of the French Civil Code. If any Party brings any Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such Proceeding is pending, plus twenty (20) Business Days or (y) such longer time period established by the court presiding over such Proceeding. The Parties acknowledge and agree that time is of the essence and accordingly agree that, as to any claims or Proceedings in which a Party seeks specific performance or other equitable relief pursuant to this Agreement, the Parties shall use their respective reasonable best efforts to seek and obtain an expedited schedule for such Proceedings and shall not oppose any Party’s request for expedited Proceedings.

Section 11.8 Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of France, without regard to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction. In addition, each of the Parties (a) in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby, submits to the exclusive personal jurisdiction of the Commercial Court of Paris and, on appeal, the Paris Court of Appeal; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Proceeding relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than the above-named courts; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, that any such Proceeding (i) is brought in an inconvenient forum, (ii) should be transferred or removed to any court other than the above-named courts, (iii) should be stayed by reason of the pendency of some other proceeding in any court other than the above-named courts or (iv) that this Agreement or the subject matter hereof may not be enforced in or by the above-named courts. Each Party agrees that service of process upon such Party in any such Proceeding shall be effective if notice is given in accordance with Section 11.6.

Section 11.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction and the other transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.10 Execution by Electronic Signature.

(a) The Parties hereby agree to sign this Agreement electronically in accordance with the provisions of articles 1366 et seq. of the French Civil Code, through the service provider DocuSign who will ensure the security and integrity of the digital copies of this Agreement in accordance with the articles 1366 and 1367 of the French Civil Code, the decree n°2017-1416 dated 28 September 2017 on the electronic signature, and the Regulation (EU) N°910/2014 of the European Parliament and of the Council dated 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market (the “Electronic Signature Laws and Regulations”).

(b) Each Party hereby undertakes to take all appropriate measures to ensure that the electronic signature of this Agreement is made by its representative duly authorized for the purposes hereof. Each Party hereby acknowledges and agrees that its signing of this Agreement via the abovementioned electronic process is made in full knowledge of the technology implemented, its relating terms of use and the Electronic Signature Laws and Regulations, and, accordingly, hereby irrevocably and unconditionally waives any right such Party may have to initiate any claim and/or legal action, directly or indirectly arising out of or relating to the reliability of said electronic signature process and/or the evidence of its intention to enter into this Agreement in this respect.

Section 11.11 Language. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

Section 11.12 Expenses. Except as otherwise provided in this Agreement, whether or not the Closing takes place, all costs and expenses incurred in connection with this Agreement, the Transaction and the other transactions contemplated hereby shall be paid by the Party incurring such expense. The notary’ fees incurred by the Parties on the Closing Date to comply with the provision of the Closing Memorandum shall be borne by Seller and Purchaser in equal parts.

Section 11.13 Interpretation; Certain Waivers.

(a) It is understood and agreed that the specification of any amount in the representations and warranties or covenants and agreements contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedules or Purchaser Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included or not included in the Seller Disclosure Schedules or Purchaser Disclosure Schedules is or is not material for purposes of this Agreement. Nothing herein (including the Seller Disclosure Schedules and the Purchaser Disclosure Schedules) shall be deemed an admission by either Party or any of its Affiliates, in any Proceeding or action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.

(b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto and the words “date hereof” refer to the date of this Agreement; (iv) references to “Euros” or “EUR” or “€” shall mean the lawful currency from time to time of the European Monetary Union; (v) the word “including” and words of similar import when used in this Agreement and the Transaction Documents shall mean “including, without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form; (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (x) a reference to any Person includes such Person’s successors and permitted assigns; (xi) any reference to “days” means calendar days unless Business Days are expressly specified; (xii) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xiii) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date; (xiv) to the extent that this Agreement or any other Transaction Document requires an Affiliate of any Party to take or omit to take any action, such covenant or agreement includes the obligation of such Party to cause such Affiliate to take or omit to take such action; (xv) the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; and (xvi) any reference to “best efforts” and “reasonable best efforts” of a Party in respect of a given action shall mean that such Party has an “obligation de moyen renforcée” in connection therewith, and any reference to “reasonable efforts” or “commercially reasonable efforts” of a Party in respect of a given action shall mean that such Party has an “obligation de moyen simple” in connection therewith.

(c) The Parties expressly and irrevocably waive the provisions of article 1186 of the French Civil Code and consequently the right to claim that this Agreement has lapsed as a result of any other Contract contributing to the completion of the Transaction or the other transactions contemplated by this Agreement having terminated or lapsed or being ineffective for any reason whatsoever.

(d) The Parties expressly and irrevocably waive the provisions of article 1195 of the French Civil Code and consequently the right to request a renegotiation of this Agreement and any related Contract on the basis of a change of circumstances.

(e) The Parties expressly and irrevocably waive the provisions of article 1218 of the French Civil Code and consequently the right to request the postponement of the Transaction and the other transactions contemplated by this Agreement or the termination of this Agreement on the basis of force majeure.

(f) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. To the fullest extent permitted by applicable Law, each of the Parties hereby expressly waives the benefits of articles 1190 and 1602 of the French Civil Code.

Section 11.14 Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a) Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Purchased Entities, to waive and not assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller or any of its Affiliates, or any shareholder, officer, employee or director of Seller or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, by any legal counsel currently representing any Designated Person in connection with this Agreement, the other Transaction Documents or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Current Representation”).

(b) Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Purchased Entities, to waive and not assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation (the “Privileged Communications”) or in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates (including, following the Closing, any Purchased Entity), including in respect of any claim for indemnification by a Purchaser Indemnified Party, it being the intention of the Parties that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Seller and its Affiliates and that Seller, and not Purchaser or its Affiliates or the Purchased Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after Closing, none of Purchaser or its Affiliates, including the Purchased Entities, shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of Seller and not of Purchaser or its Affiliates, including the Purchased Entities, or to internal counsel relating to such engagement, and none of Purchaser or its Affiliates, including, following the Closing, the Purchased Entities, or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or its Affiliates, including, following the Closing, the Purchased Entities, or does not belong to Seller. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates, including, following the Closing, the Purchased Entities, on the one hand, and a third party other than Seller or its Affiliates, on the other hand, Purchaser or its Affiliates, including, following the Closing, the Purchased Entities, may seek to prevent the disclosure of the Privileged Communications to such third party and request that Seller not permit such disclosure, and Seller shall consider such request in good faith.

[Remainder of page intentionally left blank]

Seller and Purchaser have duly executed this Agreement as of the date first written above.

PERRIGO COMPANY PLC

By:	/s/ Svend Andersen
Name: Svend Andersen
Title: Executive Vice President & President, Consumer Self-Care International

ESTEVE HEALTHCARE, S.L.

By:	/s/ Staffan Schüberg
Name: Staffan Schüberg
Title: Chief Executive Officer

[Signature Page to Purchase and Sale Agreement]

EXHIBIT B

CLOSING MEMORANDUM

At the Closing Date, the following actions shall be performed. Notwithstanding anything to the contrary set forth herein, to the extent any actions can be taken or deliverables provided electronically on or prior to the Closing (and not in person), the Parties agree to do so.

1.	CLOSING ACTIONS FOR THE TRANSFER OF THE FRENCH PURCHASED INTERESTS AND THE PURCHASED LOAN RIGHTS

1.1	On or before 11.00 a.m. (CET) on the Closing Date, the French Seller Entity shall deliver to the Purchaser:

1.1.1

a share transfer form (ordre de mouvement) duly completed and executed by the French Seller Entity, pursuant to which the French Seller Entity transfers the ownership of the French Purchased Interests to the Purchaser;

1.1.2

a tax transfer form n°2759 (formulaire cerfa n°2759) duly completed and executed by the French Seller Entity, with respect to the transfer of the ownership of the French Purchased Interests to the Purchaser;

1.1.3

the share transfer register (registre des mouvements de titres) and the shareholders’ individual accounts register (comptes individuels d’actionnaires) of the French Purchased Entity updated to evidence the transfer of the ownership of the French Purchased Interests to the Purchaser;

1.1.4	the Assignment Agreement and Bill of Sale duly completed and executed by the French Seller Entity; and

1.1.5	the duly executed Exit Tax Consolidation Agreement.

1.2

On or before 11.00 a.m. (CET) on the Closing Date, the Purchaser shall, once all previous actions in this Section 1 have been completed, procure that the French Purchased Entity holds the meetings necessary to implement the actions for the replacement of the officers and legal representatives of the French Purchased Entity.

2.	CLOSING ACTIONS FOR THE TRANSFER OF THE SPANISH PURCHASED INTERESTS

2.1

On or before 11.00 a.m. (CET) on the Closing Date, duly authorized representatives of the French Seller Entity and the Purchaser shall meet at the offices of a Spanish notary in Barcelona appointed by the Purchaser (the “Spanish Notary”) and shall carry out the following actions:

2.1.1

The French Seller Entity and the Purchaser shall exhibit to each other and to the Spanish Notary duly notarized (and apostilled) powers of attorney granting sufficient authority for the execution of the Spanish Transfer Deed (as defined below) and the other transactions contemplated by this Agreement.

2.1.2	The French Seller Entity shall exhibit to the Spanish Notary the title deeds in respect of the Spanish Purchased Interests being transferred.

2.1.3

The French Seller Entity shall deliver to the Purchaser a certificate issued by the secretary of the board of directors of the Spanish Purchased Entity declaring that (i) according to the Spanish Purchased Entity’s updated shareholders book (Libro Registro de Socios), the French Seller Entity is the full and legal owner of all the Spanish Purchased Interests, (ii) all requirements set out in the Spanish Companies Act and the Spanish Purchased Entity’s bylaws for the valid and effective transfer of the Spanish Purchased Interests in favor of the Purchaser have been fulfilled, and (iii) according to the Spanish Purchased Entity’s updated shareholders book (Libro Registro de Socios), the Spanish Purchased Interests are free and clear from all Liens (other than the Permitted Liens).

2.1.4

The French Seller Entity and the Purchaser shall execute before the Spanish Notary a share transfer deed in customary form (the “Spanish Transfer Deed”) pursuant to which the French Seller Entity shall transfer the ownership of the Spanish Purchased Interests to the Purchaser and the certificate set out in Section 2.1.3 shall be attached thereto.

2.1.5

The French Seller Entity shall instruct the secretary of the board of directors of the Spanish Purchased Entity to register in the registry book of shareholders (libro registro de socios) the transfer of the Spanish Purchased Interests.

2.1.6

Once all previous actions in this Section 2 have been completed, the Purchaser shall procure that the Spanish Purchased Entity holds the meetings necessary to implement those actions for the replacement of the directors, the revocation of the powers of attorney granted to the French Seller Entity or any of its resigning directors or other representatives and, where relevant, the amendment of the corporate bylaws. Such resolutions shall be notarized and registered with the corresponding registry.

3.	CLOSING ACTIONS FOR THE TRANSFER OF THE GERMAN PURCHASED INTERESTS

3.1

On or before 11.00 a.m. (CET) on the Closing Date, duly authorized representatives of the French Seller Entity and the Purchaser shall meet at Clifford Chance’s (“Purchaser’s Solicitors”) premises in Frankfurt and carry out the following actions:

3.1.1

The French Seller Entity and the Purchaser shall provide to each other and to a German notary appointed by the Purchaser (the “German Notary”) the duly signed powers of attorney granting sufficient authority for the execution of the German Share Transfer Agreement (as defined below) and the other transactions contemplated by this Agreement. The powers of attorney shall be certified by a notary and apostilled.

3.1.2	The French Seller Entity shall procure that the German Purchased Entity revokes all powers of attorney granted by it to its representatives and, as the case may be, to the French Seller Entity.

3.1.3

The French Seller Entity shall adopt a shareholders’ resolution by means of which it resolves on (i) the approval of the transfer of the German Purchased Interests to the Purchaser, (ii) the dismissal of the managing directors of the German Purchased Entity with effect as of the Closing Date, (iii) the granting of full discharge for the whole term of their appointment and activity as managing directors of the German Purchased Entity and (iv) the appointment of the new managing director(s) of the German Purchased Entity with effect as of the Closing Date.

3.1.4

The French Seller Entity and the Purchaser shall execute before the German Notary a share transfer agreement in customary form (the “German Share Transfer Agreement”) pursuant to which the French Seller Entity transfers the ownership of the German Purchased Interests to the Purchaser. The German Share Transfer Agreement shall be notarised by the German Notary.

3.1.5

The Purchaser shall instruct the German Notary to file an updated shareholders’ list of the German Purchased Entity with the competent German commercial register (Handelsregister), as soon as possible after the Closing Date.

3.1.6

The Purchaser shall procure that the new managing director(s) of the German Purchased Entity (i) sign(s) the instructions to be appointed managing director(s) of the German Purchased Entity (if applicable) and (ii) sign(s) a commercial register application regarding, in particular, the dismissal of the former managing directors and appointment of himself/themselves as new managing director(s) of the German Purchased Entity and file(s) it with the competent German commercial register (Handelsregister) as soon as possible after the Closing Date. The commercial register application shall be certified and apostilled (if applicable).

3.1.7

The Purchaser shall ensure that the German Purchased Entity files for any changes resulting from the German Share Transfer Agreement with the German transparency register (Transparenzregister) as soon as possible after the updated shareholders’ list of the German Purchased Entity has been registered with the German commercial register (Handelsregister).

4.	CLOSING ACTIONS FOR THE TRANSFER OF THE ITALIAN PURCHASED INTERESTS

4.1

On or before 11.00 a.m. (CET) on the Closing Date, duly authorized representatives of the French Seller Entity and the Purchaser shall meet at Purchaser’s Solicitors premises in Milan or, if so requested by the Purchaser, at the offices of an Italian notary appointed by the Purchaser (the “Italian Notary”), and carry out the following actions:

4.1.1

The French Seller Entity and the Purchaser shall exhibit to each other and to the Italian Notary the duly notarized (and, if necessary, apostilled) powers of attorney granting sufficient authority for the execution of the Italian Transfer Deed (as defined below) and the performance of the other transactions contemplated by this Agreement.

4.1.2

The French Seller Entity and the Purchaser shall (i) execute before the Italian Notary a quota transfer deed in customary form (the “Italian Transfer Deed”) pursuant to which the French Seller Entity transfers the ownership of the Italian Purchased Interests to the Purchaser, (ii) cause the Italian Notary to immediately file the Italian Transfer Deed with the Italian companies’ register (registro delle imprese) for the purposes of section 2470 of the Italian civil code, and (iii) as far as the French Seller Entity is concerned, acknowledge receipt of the consideration paid by Purchaser for the Italian Purchased Interests.

4.1.3

The French Seller Entity shall procure that a member of the board of directors of the Italian Purchased Entity registers in the registry book of quotaholders (libro soci) the transfer of the Italian Purchased Interests.

4.1.4	The French Seller Entity and the Purchaser shall cause a quotaholders’ meeting of the Italian Purchased Entity to be validly held in plenary session (in forma totalitaria) to resolve upon:

(a)

the acknowledgement of the resignations from their office of the members of the board of directors of the Italian Purchased Entity and their release and discharge, to the maximum extent permitted under applicable Law, from and against any and all liabilities arising from the performance of their offices in favor of the Italian Purchased Entity, other than those actions carried out with fraud (dolo) or gross negligence (colpa grave); and

(b)	the appointment of the new board of directors of the Italian Purchased Entity.

4.1.5

The French Seller Entity and the Purchaser shall execute and deliver any such other instrument as may be necessary, under applicable Law, to complete the purchase and sale of the Italian Purchased Interests.

4.1.6

Once all previous actions in this Section 4 have been completed, the Purchaser shall cause the Italian Purchased Entity to hold a meeting of the board of directors to (i) grant powers to newly appointed directors and, as necessary, (ii) implement those actions for the revocation of the powers of attorney granted by the Italian Purchased Entity to the French Seller Entity or any of its resigning directors or other representatives. Such resolutions shall be submitted for registration with the Italian companies’ register (registro delle imprese).

5.	CLOSING ACTIONS FOR THE TRANSFER OF THE BELGIAN PURCHASED INTERESTS

5.1

On or before 11.00 a.m. (CET) on the Closing Date, duly authorized representatives of the French Seller Entity and the Purchaser shall execute a short form share transfer agreement in customary form confirming the transfer of ownership of the Belgian Purchased Interests by the French Seller Entity to the Purchaser (including a power of attorney to the Purchaser’s Solicitors in order to record the transfer in the share register of the Belgian Purchased Entity).

5.2

On the Closing Date, immediately following the step set out in Section 5.1, the Purchaser shall procure that the Belgian Purchased Entity holds the meetings necessary to implement those actions for the replacement of the directors, the revocation of the powers of attorney granted by the Belgian Purchased Entity to the French Seller Entity or any of its resigning directors or other representatives, the interim discharge of the resigning directors and any other directors who exercised a mandate within the Belgian Purchased Entity prior to the Closing and, where relevant, the amendment of the corporate bylaws of the Belgian Purchased Entity.

5.3

The Purchaser agrees and irrevocably undertakes to attend and to vote, and procures that its Affiliates and representatives (to the extent they are entitled to vote) shall attend and vote, at the next annual general meeting of the Belgian Purchased Entity in favour of a unanimous resolution further to which the resigning directors and any other directors who exercised a mandate within the Belgian Purchased Entity prior to the Closing are fully and unconditionally discharged from any liability arising from the performance of their duties prior to the Closing.

5.4	Once all previous actions in this Section 5 have been completed, the Purchaser shall ensure that:

5.4.1	the data of the Belgian Purchased Entity with the Belgian UBO register are updated in order to reflect the transfer set forth in Section 5.1; and

5.4.2	the filing required under article 2:8, §4 of the Belgian Companies and Associations Code is made in order to reflect the transfer set forth in Section 5.1.

6.	OBLIGATIONS FOR THE TRANSFER OF THE UK PURCHASED INTERESTS

6.1	On or before 11.00 a.m. (CET) on the Closing Date, duly authorized representatives of the French Seller Entity and the Purchaser shall carry out the following actions:

6.1.1	The French Seller Entity shall:

(a)

deliver to the Purchaser the duly executed transfer in respect of the UK Purchased Interests to the Purchaser and the share certificates in respect of the UK Purchased Interests (or a duly executed indemnity in a form reasonably acceptable to the Purchaser in lieu thereof);

(b)

deliver to the Purchaser a written resolution of the UK Purchased Entity’s sole shareholder (being the French Seller Entity) in a form agreed by the Seller and Purchaser (both acting reasonably) approving by way of special resolution the transfer of the UK Purchased Interests to the Purchaser;

(c)

deliver to the Purchaser, as evidence of the authority of each person executing a document referred to in this Section 6.1.1 on the French Seller Entity’s behalf, a copy of the power of attorney conferring such authority, in force and not revoked by the French Seller Entity, in each case certified to be a true copy by a director or the secretary of the French Seller Entity;

(d)

deliver to the Purchaser an irrevocable power of attorney, in a form agreed by the Seller and Purchaser (both acting reasonably), duly executed by the French Seller Entity in favour of the Purchaser in respect of the UK Purchased Interests which enables the Purchaser (pending registration of the relevant transfers) to exercise all or any of the voting and other rights, powers or privileges attaching to the UK Purchased Interests in such manner and on such terms as the Purchaser shall in its absolute and unfettered discretion think fit and to appoint proxies for this purpose;deliver to the UK Purchased Entity, a letter from the Seller informing the UK Purchased Entity that it has ceased to be a Registrable RLE; and

(e)	deliver to the Purchaser each register, minute book and other book kept by the UK Purchased Entity made up to (but excluding) the Closing Date, including the PSC Register.

6.1.2	The Purchaser shall:

(a)

to the extent applicable, deliver to the French Seller Entity a copy of a letter from the Purchaser to the UK Purchased Entity informing the UK Purchased Entity that it has become a Registrable RLE on the Closing Date and setting out all the particulars of the Purchaser required to be entered in the PSC Register pursuant to section 790K of the Companies Act 2006; and

(b)

deliver to the French Seller Entity, as evidence of the authority of each person executing a document referred to in this Section 6.1.2 on the Purchaser’s behalf, a copy of the power of attorney conferring the authority, in force and not revoked by the Purchaser, in each case certified to be a true copy by a director or the secretary of the Purchaser.

6.1.3	The French Seller Entity shall ensure that a unanimous written resolution of the directors of the UK Purchased Entity is passed in which the directors:

(a)

approve the registration of the Purchaser in respect of the UK Purchased Interests (subject to producing a duly stamped transfer and a copy of the letter from the Commissioners for HM Revenue and Customs confirming that the instrument of transfer have been duly stamped);

(b)	approve the update of the PSC Register in accordance with Sections 6.1.1(e) and 6.1.2(a);

(c)	appoint such persons as the Purchaser may nominate at least five Business Days before the Closing Date as directors of the UK Purchased Entity with effect from the Closing; and

(d)	accept the resignations of each director in respect of whom the Seller has delivered a resignation letter to the Purchaser pursuant to Section 8.1.3, so as to take effect from Closing.

7.	OBLIGATIONS FOR THE TRANSFER OF THE U.S. PURCHASED INTERESTS

7.1	On or before 11.00 a.m. (CET) on the Closing Date, the following actions will be carried out:

7.1.1

the board of the U.S. Seller Entity shall duly authorize the transfer of the U.S. Purchased Interests to the Purchaser (or if designated by the Purchaser in accordance with this Agreement, to the Designated U.S. Purchaser) by written consent;

7.1.2

the authorized signatory of the U.S. Seller Entity and of the Purchaser (or if designated by the Purchaser in accordance with this Agreement, the Designated U.S. Purchaser) shall execute and deliver (electronically or otherwise) an assignment agreement pursuant to which the U.S. Seller Entity transfers the ownership of the U.S. Purchased Interests to the Purchaser (or if designated by the Purchaser in accordance with this Agreement, to the Designated U.S. Purchaser); and

7.1.3	a properly executed IRS Form W-9 from the U.S. Seller Entity.

8.	OTHER CLOSING ACTIONS

8.1	On or before 11.00 a.m. (CET) on the Closing Date:

8.1.1	the Swiss Seller Entity, the Purchaser and the Designated MAO shall execute the Assignment Agreement and Bill of Sale;

8.1.2	each of the Parties shall execute the Transition Services Agreement attached to this Agreement as Exhibit C; and

8.1.3

the Seller shall deliver to the Purchaser letters of resignation duly executed by the directors and officers of each of the Purchased Entities in mutually agreed form, pursuant to which such persons resign from their positions on the Purchased Entities’ board of directors or similar governing body or as corporate officers of the Purchaser Entities effective as of the Closing Date.

8.2

Simultaneously with the completion of the actions described in Sections 1 to 8.1, the Purchaser shall pay, by wire transfer to the bank account designated in writing by the Seller (such designation to be made by the Seller at least five (5) Business Days prior to the Closing Date), an amount in immediately available funds equal to the Closing Purchase Price.

8.3

Each of the Parties shall carry out and shall cause each of their respective Affiliates to take any action and execute and exchange any other documents or instruments as may be necessary to transfer to the Purchaser (or to the Designated U.S. Purchaser, the Designated MAO or the Designated MAH, as applicable) its right, title and interest to the Purchased Interests, the Purchased Loan Rights and the Specified Marketing Authorizations free and clear of all Liens other than Permitted Liens.

9.	GENERAL

9.1

For the avoidance of doubt, notwithstanding anything to the contrary contained in this Exhibit B, no actions or documents referenced in this Exhibit B shall be inconsistent with the provisions of the Agreement. In the event of any conflict or inconsistency between the provisions of the Agreement and any of the documents or actions referred to in this Exhibit B, the terms of this Agreement shall prevail.

EXHIBIT E

SELLER’S REPRESENTATIONS AND WARRANTIES

1.	ORGANIZATION AND STANDING

Each of Seller and the Seller Entities is a company or a corporation duly organized, validly existing and, where applicable, in good standing under the Laws of the jurisdiction of its organization.

2.	PURCHASED ENTITIES; CAPITAL STRUCTURE

(a)

Each of the Purchased Entities is a company duly organized and validly existing, with corporate or other similar applicable power and authority to own, lease and operate its properties and assets and to carry on its respective business as currently conducted, except where the failure to have such power and authority would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole. Each of the Purchased Entities is duly qualified to do business and, where applicable, in good standing in each jurisdiction where the nature of its business or properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole.

(b)

The Purchased Interests are validly issued and fully paid. Except for the Purchased Interests, there are no equity interests of the Purchased Entities issued and/or outstanding, and there are no issued and/or outstanding warrants, options, agreements, subscriptions, subscription rights, convertible or exchangeable securities or other commitments or similar instruments pursuant to which any of the Purchased Entities is or may become obligated to issue, sell, purchase, return, redeem or otherwise acquire any equity interests of the Purchased Entities. The Seller Entities own of record and beneficially the Purchased Interests free and clear of all Liens except for Permitted Liens.

(c)

Section 3.2(c) of the Seller Disclosure Schedules sets forth the name, jurisdiction of organization, registry detail, issued share capital, shareholder(s), management body and members of the management body of each of the Purchased Entities and the Portuguese Branch. None of the Purchased Entities has any Subsidiary, any other branch or permanent establishment (other than the Portuguese Branch), or any interest of any nature, shares or other securities in any other company, entity, economic interest grouping or temporary consortium (other than the Portuguese Branch).

(d)

None of Seller, the Seller Entities or any Purchased Entity: (i) has been declared insolvent, bankrupt or in liquidation and, to the Knowledge of the Seller, no action or request is pending to declare it insolvent, bankrupt or in liquidation or equivalent proceeding in the relevant jurisdiction; (ii) has filed for insolvency, bankruptcy or liquidation; or (iii) is insolvent, bankrupt, in liquidation or unable to pay its debts when and as they fall due or in the process of or subject to a mandatory event of, dissolution, liquidation, compulsory administration, recovery or suspension of payments. Other than arrangements made in the ordinary course of business, no composition or similar arrangement with creditors, including but not limited to a voluntary arrangement, compromise, scheme of arrangement, restructuring plan, standstill agreement, deferral, rescheduling or other readjustment or reorganisation or other arrangement has been implemented or approved, or to the Knowledge of Seller, proposed, in respect of the Seller, any Seller Entity or Purchased Entity and their respective creditors (or any class of them).

3.	AUTHORITY; ENFORCEABILITY

(a)

Seller has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and each such Transaction Document, and the performance by Seller of its obligations hereunder and thereunder, have been, or will have been as of the Closing, duly authorized by all requisite corporate action and resolution. Each Seller Entity has, or will have as of the Closing, all requisite corporate or other similar applicable power and authority to execute and deliver each Transaction Document to which it will be a party and to perform its obligations thereunder. The execution and delivery by each Seller Entity of each Transaction Document to which it will be a party, if applicable, and the performance by it of its obligations thereunder, have been, or will have been as of the Closing, duly authorized by all requisite corporate or other similar applicable action.

(b)

Each of Seller and the Seller Entities has all requisite corporate or other similar applicable power and authority to carry on its respective business as it pertains to the Business as currently conducted and to own, lease and operate its properties and assets related to the Business, except where the failure to have such power and authority would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole.

(c)

This Agreement has been duly executed and delivered by Seller and, assuming this Agreement has been duly executed and delivered by Purchaser, constitutes a valid and binding obligation of Seller, and each other Transaction Document will be as of the Closing duly executed and delivered by Seller or the applicable Seller Entity that will be a party thereto and will, assuming such Transaction Document has been duly executed and delivered by Purchaser, constitute a valid and binding obligation of Seller or such Seller Entity, as applicable, in each case enforceable against Seller or such Seller Entity, as applicable, in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

4.	NO CONFLICTS; CONSENTS

(a)

The execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby by Seller and each of the Seller Entities (as applicable) do not and will not:

(i)

except as set forth in Section 3.4(a) of the Seller Disclosure Schedules, violate any provision of the memorandum of association, certificate of incorporation, articles of association, or bylaws or the comparable organizational documents of Seller, any of the Seller Entities or any of the Purchased Entities;

(ii)

subject to obtaining the consents set forth in Section 3.4(a) of the Seller Disclosure Schedules, conflict with, constitute a default under, or result in the breach or termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Seller, the Seller Entities or the Purchased Entities under, or to a loss of any benefit of the Business to which Seller, the Seller Entities or the Purchased Entities is entitled under any Material Contract or Business Permit; and

(iii)

subject to obtaining the consents set forth in Section 3.4(a) of the Seller Disclosure Schedules and compliance with the Approvals or Filings with any Governmental Entity as set forth in Section 3.5 of the Seller Disclosure Schedules, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Entity to which Seller, any Seller Entity or Purchased Entity (or Subsidiary thereof) is subject, except, with respect to clauses (ii) and (iii), as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole.

5.	GOVERNMENTAL AUTHORIZATIONS

(a)

The execution, delivery and performance of this Agreement by Seller and each of the Seller Entities (as applicable) do not require any Approval of, or Filing with, any Governmental Entity under Antitrust Laws or FDI Laws, except for the Approvals and Filings set forth in Section 3.5 of the Seller Disclosure Schedules.

(b)

The execution, delivery and performance of this Agreement by Seller and each of the Seller Entities (as applicable) do not require any Approval of, or Filing with, any Governmental Entity under any applicable Law (other than Antitrust Laws or FDI Laws), except for the Specified Marketing Authorization Approvals and those which if not obtained or made would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole.

6.	PROCEEDINGS

(a)

Except as set forth in Section 3.6(a) of the Seller Disclosure Schedules (which includes a brief description of the relevant Proceedings), there is no Proceeding pending or, to the Knowledge of Seller, threatened in writing, and there is no investigation ongoing, in which a Purchased Entity or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity, or any of their respective directors, officers or employees, is involved, whether as claimant or defendant, or in which any properties or rights of a Purchased Entity or the Specified Marketing Authorizations are being challenged, before any Governmental Entity, industry association or arbitration tribunal (a) for an amount exceeding EUR 50,000 or which would otherwise be reasonably expected to give rise to a loss exceeding EUR

50,000 (or a group of Proceedings or investigations concerning the same or substantially the same facts that in the aggregate exceed EUR 50,000 or which, together, would otherwise be reasonably expected to give rise to a loss exceeding EUR 50,000), or (b) that otherwise would reasonably be expected to harm the reputation of, or be otherwise material to, the Business and the Purchased Entities, taken as a whole, or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity.

(b)

None of the Purchased Entities, or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity, is subject to any outstanding Judgment of any Governmental Entity or arbitration tribunal.

7.	FINANCIAL STATEMENTS; ABSENCE OF UNDISCLOSED LIABILITIES

(a)	Section 3.7(a) of the Seller Disclosure Schedules sets forth copies of the Business Financial Information and the Purchased Entity Financial Information.

(b)	The Business Financial Information:

(i)	has been derived from the books and records of Seller and prepared in accordance with GAAP in all material respects; and

(ii)	fairly presents in all material respects:

(A)	the financial condition, assets and liabilities of the Business as of the dates therein specified; and

(B)	the results of operations of the Business for the periods indicated;

provided that the interim financial statements or information included in the Business Financial Information do not include footnote disclosures and are subject to changes resulting from normal and recurring year-end audit adjustments; and

provided, further, that the Business Financial Information and the foregoing representations and warranties are qualified by the fact that the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis.

(c)	Except as set forth in Section 3.7(c) of the Seller Disclosure Schedules, the Purchased Entity Financial Information:

(i)	has been derived from the books and records of the Purchased Entities and prepared in accordance with GAAP in all material respects; and

(ii)

fairly presents in all material respects (x) the financial condition, assets and liabilities of the Purchased Entities as of the date therein specified and (y) the results of operations of the Business for the period indicated;

provided that the Purchased Entity Financial Information does not include footnote disclosures and is subject to changes resulting from normal and recurring year-end audit adjustments;

provided, further, that the Purchased Entity Financial Information and the foregoing representations and warranties are qualified by the fact that the Purchased Entities have not operated as separate standalone entities and have received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Purchased Entities would incur on a standalone basis.

(d)

Except as set forth in Section 3.7(d) of the Seller Disclosure Schedules, as of the Balance Sheet Date, all transactions and actions entered into or taken in connection with the Prior Reorganization have been completed, and the Purchased Entity Financial Information does not contain or record any assets and/or liabilities pertaining to the Retained Businesses, including any Retained Liabilities.

(e)

Except for those receivables already collected, all of the Purchased Entities’ receivables reflected in the Purchased Entity Financial Information: (i) represent valid obligations arising out of sales actually made or services actually performed in the ordinary course of business; and (ii) to the Knowledge of the Seller, are fully collectable in the amounts shown in the Purchased Entity Financial Information. To the Knowledge of the Seller, no portion of any such receivables is subject to counterclaim or set-off or is in dispute and no receivables collected by the Purchased Entities are, to the Knowledge of the Seller, subject to any claim or any third party.

(f)

Since the Balance Sheet Date: (i) the Purchased Entities have conducted their activities in the ordinary and usual course of their business, and in a manner consistent with the last two (2) years prior to the date hereof, except in connection with or in preparation for the Transaction and the other transactions contemplated by this Agreement, including the Prior Reorganization; and (ii) no action, event, occurrence or transaction has taken place that would have been prohibited by Section 5.2(b) of this Agreement without the consent of the Purchaser as if this Agreement had been in effect at the time thereof, except in connection with the Prior Reorganization.

(g)

The Business does not have any Liabilities that would be required by GAAP to be reflected in the Business Financial Information and/or the Purchased Entity Financial Information (as applicable), other than Liabilities that: (i) are reflected or reserved against in the most recent balance sheets included in the Business Financial Information or the Purchased Entity Financial Information as of the dates therein specified (as applicable), (ii) were incurred since the dates of the most recent balance sheets included in the Business Financial Information or the Purchased Entity Financial Information (as applicable) in the ordinary course of business, (iii) are Retained Liabilities or will be reflected, reserved, accrued, recorded or included in the Working Capital, the Adjustment Amount or Indebtedness, (iv) are expressly permitted or contemplated by this Agreement or disclosed in the Seller Disclosure Schedules, or (v) would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole.

8.	SUFFICIENCY OF ASSETS; PURCHASED LOAN RIGHTS; SPECIFIED MARKETING AUTHORIZATIONS

(a)

At the Closing, (a) except as otherwise provided in this Agreement or as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole, (b) assuming all Approvals and other consents as may be required in connection with the consummation of the Transaction and the other transactions contemplated by this Agreement have been obtained, and (c) taking into account and giving effect to the Transaction Documents (including the Transition Services Agreement), the Purchased Entities will have good title to, or other legal rights to use, all of the assets, properties and rights (excluding any Shared Contracts and the Specified Marketing Authorizations) necessary to conduct the Business immediately following the Closing in substantially the same manner as conducted as of the date of this Agreement and as of the Closing, subject to Permitted Liens.

(b)

Except for Permitted Liens, no Lien on, over or affecting any asset or undertaking of assets of any Purchased Entity is outstanding and there is no agreement or commitment to give or create any such Lien, except for Liens incurred in the ordinary course of business on, over or affecting any assets or undertakings of assets that are not material to the Business as a whole.

(c)	The French Seller Entity is the lender under the Intercompany Loan and holds the legal and beneficial ownership of the Purchased Loan Rights, which are free from any Liens other than Permitted Liens.

(d)

The Swiss Seller Entity is the registered and beneficial owner of the Specified Marketing Authorizations. The Specified Marketing Authorizations are valid, without any regulatory condition, and free from any Liens other than Permitted Liens.

(e)

The Swiss Seller Entity has not agreed to or entered into or has been subject of any contractual commitments or undertakings according to public or private Law with any Governmental Entity or any other Person in connection with the holding of the Specified Marketing Authorizations and/or any rights arising therefrom, and the Swiss Seller Entity is not in negotiations or discussions to do so with any Governmental Entity or any other Person. The Swiss Seller Entity has complied with its obligations to pay the Swiss supervisory fee for medicinal products under Article 65 TPA (Therapeutic Products Act).

9.	INTELLECTUAL PROPERTY; PRIVACY

(a)

Section 3.9(a) of the Seller Disclosure Schedules lists, as of the date of this Agreement, all patents, registered utility models, registered designs, registered copyrights and registered trademarks, and any pending applications for the foregoing, together with any domain names, in each case, that are owned by any of the Purchased Entities (“Registered Business IP”).

(b)

All Registered Business IP is (i) owned by the Purchased Entities free and clear of all Liens other than Permitted Liens, (ii) subsisting and, to the Knowledge of Seller, not (other than applications) subject to any Judgment rendering them invalid or unenforceable, and (iii) not subject to any Proceeding that is pending or, to the Knowledge of Sellers, threatened, against the Purchased Entities challenging the validity or enforceability, or the Purchased Entities’ ownership, thereof.

(c)

The Purchased Entities own or have the right to use or exploit all material Intellectual Property used in, required for or practiced by their conduct of the Business as conducted as of the date hereof, provided that nothing in this Section 3.9(c) of the Seller’s Representations and Warranties shall constitute a representation or warranty with respect to the infringement, misappropriation and/or other violation of Intellectual Property.

(d)

The license to practice the valid claims of patent [***], as granted under the [***] License, is valid within the terms of the [***] License. [***] has not informed the Seller or any Purchased Entity in writing that it intends to terminate the [***] License, or that the Seller or any Purchased Entity is alleged to be in material breach or default of the [***] License.

(e)

To the Knowledge of Seller (i) no third party is infringing, misappropriating or otherwise violating any Business Intellectual Property in a manner material to the Business, and (ii) the conduct of the Business as of the date of this Agreement and for the past five (5) years does not and, as applicable, has not during the past five (5) years, infringed, misappropriated or otherwise violated the Intellectual Property of any other Person in a manner that would reasonably be expected to result in material liability or material disruption to the Business. None of the Purchased Entities have received any written notice within the five (5)-year period prior to the date of this Agreement alleging that their conduct of the Business infringes, misappropriates, or violates the Intellectual Property of any other Person.

(f)

The Purchased Entities conduct and have conducted the Business in the last five (5) years in a manner that complies in all material respects with all data protection and privacy laws applicable to the Purchased Entities’ conduct of the Business (the “Data Protection Laws”), and has not, within the past five (5) years, processed, transferred, assigned, used or disclosed personal data, as data controller and as data processor, in a manner that has breached any Data Protection Laws in a manner material to the Business. The Purchased Entities have obtained all consents and authorizations necessary for the manner in which they have processed Personal Information in furtherance of the Business as required by Data Protections Laws.

(g)

Each Purchased Entity has implemented and maintains commercially reasonable security and organizational measures, substantially consistent with industry standards, to protect the confidentiality, integrity and availability of Personal Information.

(h)

To the Knowledge of Seller, within the past five (5) years, (i) there has been no security breach resulting in unauthorized access or disclosure of such Personal Information controlled by the Purchased Entities, and (ii) no Person has made any written claim against the Purchased Entities alleging the violation by such entities of any Data Protection Laws.

10.	INFORMATION TECHNOLOGY

(a)

For the purposes of this Section 3.10 of the Seller’s Representations and Warranties, “IT Assets” means any information and communications technologies including hardware, software whether in source or in object code, including but not limited to systems software, operational software, application software, interfaces and firmware, routers, hubs, network equipment, data communications lines and all other information technology infrastructure and equipment used or held for use in connection with the Business.

(b)

Except as would not be material to the operation of the Business by the Purchased Entities, (i) the IT Assets are adequate, operational and sufficient for the functioning of the Business as operated by the Purchased Entities to date, (ii) the IT Assets possess the functionality and the performance capacity necessary to run the Business as it is currently operated, and (iii) to the Knowledge of Seller, such IT Assets operate in all material respects in accordance with their documentation and functional specifications.

(c)

In the five (5) years prior to the date hereof, there have been no material failures, interruptions, mechanical or processing errors or breakdowns of any IT Assets owned or controlled by the Purchased Entities which have had a material adverse effect on the Purchased Entities. Each Purchased Entity has in place commercially reasonable measures to protect the integrity and security of all material IT Assets owned or controlled by them (and all sensitive information stored thereon or transmitted thereby) against any unauthorized use, access, interruption or modification by third parties. The Purchased Entities have implemented commercially reasonable data backup, data storage and disaster recovery procedures.

11.	REAL PROPERTY

(a)	As of the date hereof, none of the Purchased Entities owns any real property.

(b)

Section 3.11(b) of the Seller Disclosure Schedules sets forth a list that is complete and accurate in all material respects, of the real property leased by the Purchased Entities (the “Leased Real Property”). None of the Purchased Entities has any liability in connection with any real property that has been otherwise used and/or occupied by the relevant Purchased Entity during the past five (5) years.

(c)

Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole, each lease governing Leased Real Property is valid and binding on the Purchased Entity that is a party thereto and, to the Knowledge of Seller, each other party thereto and is in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

(d)

None of the leases governing the Leased Real Property has been terminated by any party thereto, nor has any party thereto delivered to the other party written notice of termination of such lease or of its intention to terminate such lease. None of the Purchased Entities has received any written notice of a rent increase from the relevant landlord in respect of the Leased Real Property, which remains pending as of the date of this Agreement.

(e)

To the Knowledge of Seller, no Purchased Entity is in breach of, or default under, any lease governing the Leased Real Property, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole.

12.	CONTRACTS

(a)

Except (x) for intercompany agreements (which will be terminated on or before the Closing in accordance with Section 5.6 of this Agreement), (y) the Intercompany Loan, or (z) as set forth in Section 3.12(a) of the Seller Disclosure Schedules, none of the Purchased Entities is a party to or bound by any of the following (other than sales or purchase orders, statements of work, standard terms and conditions and similar instruments entered into or used in the ordinary course of business) (the “Material Contracts”):

(i)

Contracts for the supply of services (other than Contracts for the manufacturing or supply of products or materials, which are set forth in clause (ii) below), for an aggregate spend by the Purchased Entities for the fiscal year ended December 31, 2023 in excess of €100,000;

(ii)	Contracts for the manufacturing of Business Products for an aggregate spend by the Purchased Entities for the fiscal year ended December 31, 2023 in excess of €500,000;

(iii)	Contracts for the distribution of Business Products generating an aggregate revenue for the Purchased Entities for the fiscal year ended December 31, 2023 in excess of €500,000;

(iv)

Contracts relating to the acquisition, investment and/or disposition of any business and/or legal entity (whether by merger, sale of stock, sale of assets or otherwise), pursuant to which a Purchased Entity has material outstanding payment obligations, continuing earn-out, indemnification or similar obligations following the date of this Agreement;

(v)	Contracts concerning a material joint venture with a third party;

(vi)

Contracts relating to indebtedness for borrowed money, letters of credit, surety bonds and/or guarantees given to a lender or a financing provider with respect to which a Purchased Entity is an obligor, other than (A) any indebtedness for borrowed money to the extent owing from any of the Purchased Entities to any of the other Purchased Entities or (B) any indebtedness for borrowed money, letters of credit, surety bonds and/or guarantees given to a lender or a financing provider to be repaid or extinguished pursuant to this Agreement at or prior to the Closing;

(vii)	Contracts requiring future capital expenditures by the Purchased Entities in excess of €100,000;

(viii)

Contracts pursuant to which any Purchased Entity (A) grants an exclusive license to any third party with respect to Business Intellectual Property that is material to the conduct of the Business or (B) receives a license or covenant not to assert with respect to Intellectual Property that is material to the conduct of the Business, in each case, other than non-exclusive licenses, covenants not to assert or similar rights granted (x) with respect to software or information technology assets or services on commercially available terms, (y) to third-party manufacturers, service providers or contractors working in their capacity as such for or on behalf of the Purchased Entities or (z) in the ordinary course of business to customers, resellers or end-users of any Business Products; and

(ix)

any Contract that by its express terms materially limits or materially impairs the ability of the Purchased Entities to compete in any line of business or with any Person or in any geographic area (including through non-compete, exclusivity or “most-favored nation” provisions) during any time period.

(b)	The VDR Storage Device contains complete copies of all Material Contracts (together with material amendments and/or restatements).

(c)

Each Material Contract is valid and binding on the Purchased Entity that is a party thereto and, to the Knowledge of Seller, each other party thereto, and is in full force and effect, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity established by a Governmental Entity, and no Purchased Entity or, to the Knowledge of Seller, any other party thereto, is, or has received written notice that it is alleged to be, in breach of, or default under, any such Material Contract.

(d)

In the last twelve (12) months, (i) no supplier, service provider, distributor, customer and/or any other contract counterparty to a Material Contract has informed the Seller and/or any Purchased Entity in writing that it intends to cease trading with or change (in a detrimental manner) the basis or terms on which, it is prepared to do, or does, business with any Purchased Entity (apart from normal price changes or normal contract expirations or non-renewals in the ordinary course of business), and (ii) to the Knowledge of Seller, no such termination or change has been threatened in writing.

13.	COMPLIANCE WITH APPLICABLE LAWS; PERMITS

(a)

Each Purchased Entity and, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity, has, in the last five (5) years, carried out its business and dealt with its assets in compliance with all applicable Laws in all material respects. The Purchased Entities have not (i) made an untrue statement of a material fact or fraudulent statement to the United States Food and Drug Administration (the “FDA”) or any other comparable Governmental Entity, or (ii) failed to disclose a material fact required to be disclosed to the FDA or any other comparable Governmental Entity.

(b)

None of the Purchased Entities or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity or, to the Knowledge of Seller, any of their respective officers or directors, has made or accepted any gift, bribe, payoff or kickback to or from any Person in violation of any applicable Law relating to anti-bribery or anti-corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on December 17, 1997.

(c)

The Purchased Entities hold, are in lawful possession of, and have maintained in good standing all material Permits required to conduct the Business as presently conducted and as required by applicable Laws, including the marketing authorizations listed in Section 3.13(c) of the Seller Disclosure Schedules (except for the Specified Marketing Authorizations, which are held by the Swiss Seller Entity) (collectively, and including the Specified Marketing Authorizations, the “Business Permits”). The information contained in Section 3.13(c) of the Seller Disclosure Schedules is true, accurate and complete in all material respects. The Purchased Entities and, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity are in compliance with the terms of the Business Permits in all material respects. All reports, documents, claims and notices required to be filed, maintained or furnished to the FDA or comparable Governmental Entity by the Purchased Entities with respect to the Business Permits and Business Products have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). To the Knowledge of Seller, in the last five (5) years, none of the Business Permits has been challenged or disputed, and no Purchased Entity or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity has received written notice that it is in breach of any Business Permit issued or granted to it and/or that any such Business Permit will be (or is likely to be) terminated, violated, varied, suspended, revoked or materially amended.

(d)

To the Knowledge of Seller, there are no administrative proceedings, investigations, or inquiries initiated or pending to be resolved and no claim or sanctioning procedure based on the possible breach of the Business Permits that would reasonably be expected to lead to their revocation, cancellation, suspension, or adverse amendment.

(e)

To Knowledge of Seller, there is no, and there has not been in the last five (5) years, any governmental or competent industry association inquiry or investigation (including under applicable industry codes) or any actual Proceeding initiated by any Governmental Entity or competent industry association, or any internal investigation, relating to any violation of applicable anti-corruption, fraud, falsification of documents, money laundering, antitrust, exports and customs Laws by the Purchased Entities or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity, or any of their respective directors, officers or employees.

(f)	No grant, loan subsidy and/or financial aid has been awarded in the last five (5) years to any Purchased Entity by any Governmental Entity.

(g)

During the last five (5) years, none of the Purchased Entities or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity, nor, to the Knowledge of Seller, any of their respective directors, officers or employees (i) has been or is currently suspended, excluded or debarred from contracting with the federal or any state government or from participating in any U.S. federal healthcare program, including under 42 U.S.C. § 1320a-7 or relevant regulations in 42 C.F.R. Part 1001; (ii) has been or is assessed or threatened in writing with or is currently subject to an assessment of civil monetary penalties pursuant to 42 C.F.R. Part 1003; (iii) has been convicted of a criminal offense related to the provision of healthcare items or services; or (iv) has been, is subject to or is threatened with or currently subject to an investigation or proceeding by any U.S. Governmental Entity that could result in such suspension, exclusion, or debarment. The Purchased Entities are not a party to any corporate integrity agreements, monitoring agreements, consent decrees or settlements orders, or other similar written agreements, in each case, entered into with or imposed by any Governmental Authority and related to the Business Products.

(h)

During the last five (5) years, the Purchased Entities or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity have not received any Form FDA-483, warning letter, written notice of inspectional observation or violation, “untitled” letter, written notice of action for import or export prohibition, detention, or refusal, or other written correspondence or notice from the FDA or from any comparable Governmental Entity, alleging or asserting material noncompliance with applicable Laws. The Purchased Entities have made available to Purchaser through the VDR Storage Device copies of all complaints and notices of alleged defect or adverse reaction with respect to the Business Products that have been received in writing by the Purchased Entities during the last five (5) years.

14.	ENVIRONMENTAL MATTERS

(a)

The Purchased Entities are and in the last five (5) years have been in compliance in all material respects with all applicable Environmental Laws applicable to the conduct of the Business. The Purchased Entities have obtained and are in compliance in all material respects with all Permits pursuant to Environmental Laws required for them to carry out the activities of the Business. As of the date hereof, there are no Proceedings pending against the Purchased Entities alleging a material violation of Environmental Laws with respect to the Business.

(b)

Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole, in the past five (5) years, no Purchased Entity has: (i) received any written notification alleging that it is liable for, or any request for information concerning, any release or threatened release of Hazardous Material at any location; or (ii) been declared responsible (wholly or in part) for any clean up or other corrective action which has been assessed or ordered by any Governmental Entity in relation to any property currently or previously owned, used or occupied by a Purchased Entity. To the Knowledge of Seller, no Purchased Entity is subject to any investigation or inquiry by a Governmental Entity in relation to the foregoing.

(c)	The Purchased Entities have not disposed of, released, discharged, managed or stored any Hazardous Material, other than in material compliance with applicable Laws.

15.	BUSINESS PRODUCTS

(a)

Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole, each Purchased Entity’s stocks and products are of satisfactory and certified quality and saleable in the ordinary course of business in accordance with their current price list and standard terms of sale. The Purchased Entities’ level of stock is reasonable based on current and anticipated demand.

(b)

All Business Products are manufactured, stored, distributed, imported, exported, marketed and otherwise commercialized in all material respects in accordance with the specifications and standards contained in the Business Permits and applicable Laws relating to the research, development, manufacture, commercialization, distribution, testing, use, storage and sale of such products, and, to the Knowledge of Seller, are free from any material design and/or manufacturing defects.

(c)

None of the Purchased Entities or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity has, in the past five (5) years, (i) been involved in any Proceeding before any Governmental Entity or arbitration tribunal with respect to product liability Law, alleged defects, non-conformity, product defects and/or warranty claims, and, to the Knowledge of Seller, no such Proceeding has been threatened in writing, or (ii) received or given notice in writing of any alleged defect or deficiency with respect to any product recall campaign or violation of any product liability Law and, (y) to the Knowledge of the Seller, there are no circumstances which would reasonably be expected to lead to any claim or Proceeding with respect to any matter referred to in clause (x) of this section.

(d)

None of the Purchased Entities has carried out any voluntary or mandatory recall or withdrawal of Business Products or issued any product warning to healthcare providers, health authorities, customers and/or consumers in the last five (5) years, and to the Knowledge of the Seller, there are no circumstances which would reasonably be expected to result in any such action following the date hereof.

(e)

In the past five (5) years, none of the Business Products have been either voluntarily or involuntarily seized, withdrawn, recalled, detained, or subject to a suspension of manufacturing, and to the Knowledge of the Seller there are no facts or circumstances that would reasonably be expected to cause (i) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any Business Product, (ii) a change in the labeling of any Business Product, (iii) a change in any such product requiring the submission of a new premarket notification request, or (iv) a termination, seizure, or suspension of the marketing or distribution of any Business Product. There are no actions against any Purchased Entity in the United States or any other relevant jurisdiction seeking the withdrawal, recall, correction, removal, suspension, import detention, seizure or similar action of any Business Products pending or threatened in writing against any Purchased Entity.

(f)

In the past five (5) years, none of the Purchased Entities or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity has received any written notice or claim from any Governmental Entity with respect to any actual or alleged material breach of applicable Laws relating to any advertising and marketing of the Business Products, including regarding labels, catalogs, packaging and websites.

(g)

The Purchased Entities or, as far as the Specified Marketing Authorizations are concerned, the Swiss Seller Entity have established and maintain a quality control system and post-market surveillance and vigilance reporting system that is substantially consistent with industry standard and complies in all material respects with the applicable regulations. To the Knowledge of Seller, (i) all applicable serious incident and field safety corrective action reports have been timely and accurately submitted to the relevant authorities, and (ii) there are no outstanding vigilance reports or corrective action reports with the relevant authorities.

16.	TAXES

(a)

The Purchased Entities have complied in all material respects with their obligations with respect to Taxes under applicable Law, and have duly completed and filed with the appropriate authorities all material declarations, reports and other documents that they are legally and statutorily required to complete and file with respect to Taxes pursuant to applicable Law (including, but not limited to, any documentation that may be legally requested by the relevant Tax authorities and, in particular, the accounting entry files (in relation to the French Purchased Entity, the “Fichiers des écritures comptables”)).

(b)

The French tax consolidation groups formed by HERA SAS, a French société par actions simplifiée (prior to January 1st, 2023) and Perrigo France Deux SAS, a French société par actions simplifiée (as from January 1st, 2023) with the French Purchased Entity have both been validly established.

(c)

Within the past two (2) years, none of the Purchased Entities has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(d)

None of the Purchased Entities has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any other transaction requiring disclosure under a similar or corresponding provision of state, local, or non-U.S. Law).

(e)	The U.S. Purchased Entity is, and at all times since its formation has been, treated as an entity disregarded as separate from its owner for U.S. federal income tax purposes.

(f)	All material Taxes of or imposed on the Purchased Entities have been paid on or before the due date therefor.

(g)	The Purchased Entities have duly computed, booked and reversed their Tax provisions in all material respects as and to the extent required by applicable accounting and Tax rules.

(h)

The Purchased Entities are not contractually bound, whether jointly or severally, by any obligation to indemnify any third party for any material Tax obligations or to succeed to any third party in such material Tax obligations (other than (x) pursuant to any Tax allocation, indemnity or sharing provisions contained in agreements or arrangements not primarily relating to Taxes or (y) pursuant to an agreement solely between or among the Purchased Entities).

(i)

Each Purchased Entity has made the material Tax withholdings and material withholdings at source that it was required to make pursuant to applicable Law on all material payments it has made and has paid the amount of such withholdings to any Taxing Authority within the applicable deadlines.

(j)

None of the Purchased Entities is subject to any material audit or verification with respect to material Tax, is involved in any material Tax Proceeding against the competent authorities with respect to the calculation or payment of material Tax, and has received any written notice of audit, adjustment proposal or other challenge or request for information with respect to material Tax.

(k)

None of the Purchased Entities has given waivers or extensions of any statute of limitations (which waiver or extension is still in effect) relating to the payment of material Tax or has requested any extension of time within which to file any currently unfiled material Tax Return.

(l)

The French Purchased Entity is not and has not been a company with a preponderance of real estate assets for French Tax purposes (i.e., in relation to the French Purchased Entity pursuant to article 726 of the French general tax code).

(m)

The Purchased Entities do not have, nor have ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between their country of residency and any such foreign country (except for the Portuguese Branch).

(n)

The Purchased Entities are, and at all times have been, in compliance with transfer pricing rules and transfer pricing documentation requirements in all material respects. The Purchased Entities have carried out (set and implement) all transactions with any Affiliate on an arm’s length basis, in accordance with applicable Law regarding transfer pricing and applicable OECD transfer pricing guidelines, in each case, in all material respects.

17.	BENEFIT PLANS

(a)

Section 3.17(a) of the Seller Disclosure Schedules sets forth a list of each Purchased Entity Benefit Plan. The VDR Storage Device contains correct and complete copies of each Purchased Entity Benefit Plan (or, if no such copy exists, a written description thereof) and, to the extent applicable, any related trust agreement or other funding instrument and the most recent audited financial statements and actuarial valuation reports relating to such Purchased Entity Benefit Plan.

(b)

No Purchased Entity Benefit Plan is subject to Title IV of ERISA or intended to be qualified within the meaning of Section 401(a) of the Code. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole, each Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination letter from the IRS, and no event has occurred and no condition exists that could reasonably be expected to adversely affect or result in the revocation of any such determination.

(c)

Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole, (i) each Seller Benefit Plan has been established, maintained, funded and operated in compliance with its terms and applicable Law; (ii) all contributions, distributions, premiums and expenses required to be made by Law or by the terms of a Seller Benefit Plan have been timely made; and (iii) there is no pending or, to the Knowledge of Seller, threatened Proceeding or audit relating to any Seller Benefit Plan (other than routine claims for benefits).

(d)

No Purchased Entity has Liability with respect to (i) a Multiemployer Plan, (ii) a plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Seller Benefit Plan provides for post-employment or retiree welfare benefits, except to the extent required by applicable Law. Following the Closing, neither Purchaser nor any Purchased Entity shall have any Liability in respect of any Seller Benefit Plan that is not a Purchased Entity Benefit Plan, except expressly assumed in accordance with Article VI of this Agreement.

(e)

Neither the execution of this Agreement nor the consummation of the Transaction will (either alone or in conjunction with any other event) (i) result in any payment becoming due to any Business Employee, Former Business Employee or other service provider of the Business with respect to which a Purchased Entity has any liability, (ii) increase any benefits payable to any Business Employee, Former Business Employee or other service provider of the Business with respect to which a Purchased Entity has any liability, (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or benefits to any Business Employee, Former Business Employee or other service provider of the Business with respect to which a Purchased Entity has any liability, (iv) limit or restrict the right of any Purchased Entity to merge, amend, or terminate any Purchased Entity Benefit Plan or (v) result in any forgiveness of indebtedness to any Business Employee, Former Business Employee or other service provider of the Business with respect to which a Purchased Entity has any liability.

(f)

No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the Transaction contemplated hereby (either alone or upon the occurrence of any additional or subsequent event) (i) has resulted or could reasonably be expected to result, individually or in the aggregate (but excluding any payment pursuant to any Contract or other arrangement entered into by Purchaser or any of its Affiliates), in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign income Tax Law) in connection with the Transaction, or (ii) would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.

(g)

Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole, each Seller Benefit Plan that is subject to the Laws of a jurisdiction outside of the United States or that covers any Business Employee, Former Business Employee or other service provider of the Business residing or working outside the United States (a “Foreign Benefit Plan”), that is required to be registered or approved by any Governmental Entity has been so registered and approved and has been maintained in good standing with applicable requirements of Law, and, if intended to qualify for special Tax treatment, has so qualified for special Tax treatment. No Foreign Benefit Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any material unfunded or underfunded liabilities. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole, all Foreign Benefit Plans that are required to be funded, are fully funded, and adequate reserves have been established with respect to any Foreign Benefit Plan that is not required to be funded.

18.	LABOR MATTERS

(a)

Section 3.18(a) of the Seller Disclosure Schedules contains a true, complete and accurate list of all the Business Employees together with details relating to (i) employer entity; (ii) joining date (and, if applicable, acknowledged seniority in the event that this is different to the effective seniority); (iii) annual gross salary (both in cash and in kind; and fixed and variable); and (iv) accrued paid time off up to the date hereof.

(b)

The Business Employees have been mainly devoted to the Business during, at least, one (1) year prior to this Agreement (or such shorter period if they were hired afterwards). There is no employee who was mainly devoted to the Business during the year prior to this Agreement that is not a Business Employee.

(c)	To the Knowledge of Seller, as of the date hereof, none of the Business Employees has given or received notice of the termination of their employment.

(d)

Other than the Business Employees, there are no self-employed personnel, contractor’s employees or other external persons or personnel assigned to the Purchased Entities by a third party who can reasonably claim to be employees of the Purchased Entities under applicable Laws.

(e)

The Purchased Entities are up to date in the payment of all remuneration, salaries, pensions commitments and other payments (such as travel and cost reimbursements or severance payments) due to or in respect of their current Business Employees and Former Business Employees and have paid remuneration, pension commitments, allowances and other payments (such as travel and cost reimbursements or severance payments) in compliance with applicable Laws or Collective Bargaining Agreements.

(f)

There is no individual agreement or undertaking or company policy whereby the Purchased Entities (i) have agreed specific conditions for the termination of employment relationship of any Business Employee, or (ii) are required to indemnify or compensate any such Business Employee as a result of termination of their employment contract in an amount in excess of that arising from the application of the minimum indemnification contemplated by the Laws for each event.

(g)

None of the Purchased Entities has any outstanding material liability (whether actual, contingent, unquantified or dispute) to pay compensation for loss of office or other type of severance payment to any Business Employee or Former Business Employee of any of the Purchased Entities.

(h)

Other than the retention awards made available to Purchaser’s counsel via e-mail dated April 21, 2024 at 6:49 p.m. (CET), none of the Purchased Entities has any obligation to pay (in cash or in kind) any bonus or other compensation to, or to increase any ordinary bonus or other compensation of, any Business Employee or Former Business Employee solely as a result of the Closing. The retention awards made available to Purchaser’s counsel via e-mail dated April 21, 2024 at 6:49 p.m. (CET) will not be considered as salary for the purposes of the calculation of any severance payment for the beneficiaries thereof.

(i)	The Purchased Entities are in material compliance with all employment, Social Security and health and safety related Laws to which they are subject.

(j)

Section 3.18(h) of the Seller Disclosure Schedules sets forth a list of each material Collective Bargaining Agreement to which any Purchased Entity (or a Subsidiary thereof) is a party with respect to any Business Employee’s services to the Business, in effect as of the date hereof. Seller has made available to Purchaser a copy of each such material Collective Bargaining Agreement.

(k)

To the Knowledge of Seller, as of the date of this Agreement, (i) there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize any Business Employees, and (ii) no demand for recognition of any Business Employees has been made by, or on behalf of, any labor union.

(l)	During the one (1)-year period immediately prior to the date hereof, there have been no strikes or lockouts involving Business Employees.

19.	INTERCOMPANY ARRANGEMENTS

(a)

Except for (a) any Contracts that are neither material in amount in relation to the Business nor necessary for Purchaser to conduct the Business in all material respects as it is conducted as of the date of this Agreement, and (b) the Transaction Documents and the Contracts contemplated thereby, Section 3.19 of the Seller Disclosure Schedules lists all Contracts in effect as of the date of this Agreement that are solely between or among Seller and/or its Subsidiaries (other than the Purchased Entities), on the one hand, and the Purchased Entities, on the other hand, other than the organizational documents of the Purchased Entities.

20.	INSURANCE

(a)

Seller and its Subsidiaries (including the Seller Entities and the Purchased Entities) collectively own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Business. As of the date hereof, (a) all such insurance policies are in full force and effect, (b) all obligations under the insurance policies (other than those corresponding to the insurer) have been complied with, (c) no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and (d) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

(b)

Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole, there is no pending or, to the Knowledge of Seller, threatened claim or Proceeding against the Business or the Purchased Entities in respect of the insurance policies of Seller and its Affiliates applicable thereto as of the date of this Agreement.

21.	BROKERS

Other than Persons whose fees and expenses will be borne by Seller, no broker, investment banker, or financial advisor is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or its Affiliates.

22.	CORPORATE MATTERS

(a)

The corporate records, minute books, shares registers and other registers of each Purchased Entity required to be kept by applicable Law are true, up-to-date and complete, and have been kept in accordance with applicable Law, in each case, in all material respects. All resolutions passed that are subject to filing or registration requirements have been duly filed and registered with the relevant commercial registry or equivalent Governmental Entity, except where the failure to do so would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole.

(b)

For the last five (5) years, to the Knowledge of Seller, the Purchased Entities have deposited and/or filed their annual accounts with the relevant commercial registry or equivalent Governmental Entity to the extent required by applicable Law, except where the failure to do so would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole.

(c)

All payment of dividends or distributions of any other kind carried out by the Purchased Entities within the last five (5) years have been carried out in compliance with applicable Law and with all constitutional documents and by-laws of the relevant Purchased Entity, except where the failure to do so would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Purchased Entities, taken as a whole. No dividends are pending to be paid up by any of the Purchased Entities.

EXHIBIT F

PURCHASER’S REPRESENTATIONS AND WARRANTIES

1.	ORGANIZATION AND STANDING

Purchaser is a Spanish Sociedad Limitada duly organized and validly existing under Spanish Law.

2.

AUTHORITY; ENFORCEABILITY(a) Purchaser has all requisite corporate or other similar applicable power and authority to execute and deliver this Agreement and each other Transaction Document to which it will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by Purchaser of this Agreement and each other Transaction Document to which it will be a party, and the performance by Purchaser of its obligations hereunder and thereunder, have been, or will have been as of the Closing, duly authorized by all requisite corporate or other similar applicable action.

(b)

Purchaser has all requisite corporate or other similar applicable power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets, except where the failure to have such power and authority would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(c)

This Agreement has been duly executed and delivered by Purchaser and, assuming this Agreement has been duly executed and delivered by Seller, constitutes a valid and binding obligation of Purchaser, and each other Transaction Document will be duly executed and delivered by Purchaser and will, assuming such Transaction Document has been duly executed and delivered by Seller or the applicable Seller Entity that will be a party thereto, constitute a valid and binding obligation of Purchaser, in each case enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

3.	NO CONFLICTS; CONSENTS

(a)	The execution, delivery and performance by Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not:

(i)	violate any provision of the memorandum of association, certificate of incorporation, bylaws or comparable organizational documents of Purchaser or any of its Affiliates,

(ii)

conflict with, constitute a default under, or result in the breach or termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser or any of its Affiliates under any material Contract to which Purchaser or any of its Affiliates is a party or is subject, or

(iii)

subject to compliance with the matters set forth in Section 4.4 of the Purchaser Disclosure Schedules, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Entity to which Purchaser or any of its Affiliates is subject, except, with respect to clauses (ii) and (iii), as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.

GOVERNMENTAL AUTHORIZATIONSThe execution, delivery and performance of this Agreement by Purchaser do not require any Approval of, or Filing with, any Governmental Entity, except for (a) the Approvals and Filings set forth in Section 4.4 of the Purchaser Disclosure Schedules and (b) Approvals and Filings which if not obtained or made would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.

PURCHASER’S BUSINESSThere is no fact relating to Purchaser’s or any of its Affiliates’ businesses, operations, financial condition or legal status that would or would reasonably be expected to: (a) prevent or prohibit the obtaining of, impose any material delay in the obtaining of or increase the risk of not obtaining the Regulatory Approvals or (b) have, individually or in the aggregate, a Purchaser Material Adverse Effect.

6.

SUFFICIENCY OF FUNDSPurchaser has available to it as of the date hereof, and will have on the Closing Date and at all times prior to the Closing Date, unrestricted cash in an amount sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement and the other Transaction Documents, including the payment of the Closing Purchase Price, the Final Upfront Purchase Price and any fees and expenses of or payable by Purchaser or Purchaser’s Affiliates.

7.

PROCEEDINGSAs of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser or any of its Affiliates before any Governmental Entity or arbitration tribunal other than Proceedings which would not have, individually or in the aggregate, a Purchaser Material Adverse Effect. As of the date of this Agreement, neither Purchaser nor any of its Affiliates is subject to any outstanding Judgment of any Governmental Entity or arbitration tribunal which would have, individually or in the aggregate, a Purchaser Material Adverse Effect.

8.

BROKERSOther than Persons whose fees and expenses will be borne by Purchaser, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or its Affiliates.

9.

SOLVENCY(a) No transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents, with the intent to hinder, delay or defraud either present or future creditors of Purchaser or any of its Subsidiaries (including the Purchased Entities). Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith):

(i)	Purchaser and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(ii)	Purchaser and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

10.	SECURITIES LAWS

Purchaser is acquiring the U.S. Purchased Interests solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act or any other applicable state or foreign securities Laws. Purchaser acknowledges that the U.S. Purchased Interests are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that the U.S. Purchased Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act and applicable state and foreign securities Laws or pursuant to an applicable exemption therefrom. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the U.S. Purchased Interests and is capable of bearing the economic risks of such investment.